    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 12, 2002.

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                        NOVIRIO PHARMACEUTICALS LIMITED
             (Exact name of registrant as specified in its charter)

            CAYMAN ISLANDS                              2834                              NOT APPLICABLE
   (State or other jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    incorporation or organization)          Classification Code Number)               Identification Number)

                                  WALKER HOUSE
                                265 MARY STREET
                           GEORGE TOWN, GRAND CAYMAN
                                 (345) 945-3727
   (Address Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                         JEAN-PIERRE SOMMADOSSI, PH.D.
                         NOVIRIO PHARMACEUTICALS, INC.
                            125 CAMBRIDGEPARK DRIVE
                              CAMBRIDGE, MA 02140
                                 (617) 250-3100
(Name, Address Including Zip Code and Telephone Number, Including Area Code, of
                               Agent for Service)
                             ---------------------
                                   COPIES TO:

        SUSAN W. MURLEY, ESQ.                 ANDREA J. CORCORAN, ESQ.             ROBERT M. THOMAS, JR., ESQ.
          HALE AND DORR LLP                 SENIOR VICE PRESIDENT, LEGAL               SULLIVAN & CROMWELL
           60 STATE STREET                       AND ADMINISTRATION                      125 BROAD STREET
     BOSTON, MASSACHUSETTS 02109           NOVIRIO PHARMACEUTICALS, INC.             NEW YORK, NEW YORK 10004
            (617) 526-6000                    125 CAMBRIDGEPARK DRIVE                     (212) 558-4000
      FACSIMILE: (617) 526-5000                 CAMBRIDGE, MA 02140                 FACSIMILE: (212) 558-3588
                                                   (617) 250-3100
                                             FACSIMILE: (617) 250-3101

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
  TITLE OF EACH CLASS OF SECURITIES               PROPOSED MAXIMUM                          AMOUNT OF
           TO BE REGISTERED                 AGGREGATE OFFERING PRICE(1)                REGISTRATION FEE(2)
--------------------------------------------------------------------------------------------------------------------
Ordinary Shares, $.001 par value per
  share(3)............................              $115,000,000                             $10,580
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2) Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

(3) Shares of Common Stock, $.001 par value per share, of the registrant will be substituted for Ordinary Shares, $.001 par value per share, upon the deregistration of the registrant in the Cayman Islands and the domestication of the registrant in the State of Delaware, which is expected to occur prior to the effective date of this registration statement.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION. DATED APRIL 12, 2002.
                                        Shares

                         [NOVIRIO PHARMACEUTICALS LOGO]
                                  Common Stock
                             ----------------------

     This is an initial public offering of shares of common stock of Novirio
Pharmaceuticals, Inc. All of the           shares of common stock are being sold
by Novirio.

     Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per
share will be between $     and $     per share. Application has been made for
quotation of the common stock on the Nasdaq National Market under the symbol "IDIX."

     See "Risk Factors" beginning on page 7 of this prospectus to read about factors you should consider before buying shares of the common stock.
                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share      Total
                                                              ---------      -----
Initial public offering price...............................   $            $
Underwriting discount.......................................   $            $
Proceeds, before expenses, to Novirio.......................   $            $

     To the extent that the underwriters sell more than           shares of
common stock, the underwriters have the option to purchase up to an additional shares of common stock from Novirio at the initial public offering price less the underwriting discount.
                             ----------------------
     The underwriters expect to deliver the shares against payment in New York,
New York on           , 2002.
GOLDMAN, SACHS & CO.                              BANC OF AMERICA SECURITIES LLC
JPMORGAN                                              U.S. BANCORP PIPER JAFFRAY
                             ----------------------

                    Prospectus dated                , 2002.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding us, the sale of our common stock in this offering, our consolidated financial statements and notes to those consolidated financial statements that appear elsewhere in this prospectus.

                                  OUR BUSINESS

OVERVIEW

     Novirio is a biopharmaceutical company engaged in the discovery and development of drugs for the treatment of human viral and other infectious diseases. Our current focus is on the treatment of infections caused by hepatitis B virus, or HBV, hepatitis C virus, or HCV, and human immunodeficiency virus, or HIV. Currently approved therapies do not adequately treat these viral diseases due to factors such as limited antiviral potency, the emergence of viral strains resistant to drug therapies and patient non-compliance due to drug-related side effects and inconvenient dosing regimens. We believe that substantial opportunities exist for improved treatments that address these limitations, and we are building a commercial infrastructure to capitalize on these opportunities. Each of our current drug candidates is a small molecule antiviral compound that is intended to have significant competitive advantages over currently approved treatments in one or more areas, such as safety, effectiveness, resistance profile or convenience of dosing.

     Our lead drug candidate is telbivudine, also known as LdT, for the treatment of chronic hepatitis B, an inflammatory liver disease associated with chronic HBV infection. We estimate that the current worldwide market for chronic hepatitis B therapeutics is $250 to $300 million. We are conducting Phase IIb clinical trials and expect to commence Phase III clinical trials of telbivudine in the second half of 2002. We believe telbivudine will demonstrate improved effectiveness when compared to lamivudine, the leading approved treatment for chronic hepatitis B. We are also developing valtorcitabine, also known as val-LdC, in combination with telbivudine to address those patient populations for whom single drug therapy may not be optimal. We are conducting Phase I/II clinical trials of valtorcitabine and expect to commence Phase IIb clinical trials of the combination in mid 2003. We believe that the development of two or more drug candidates will enable us to treat the broadest possible HBV-infected patient population and to establish a franchise in this therapeutic area.

     Using a similar development strategy to address the HCV market, we have identified a class of compounds that has demonstrated safety and antiviral activity against HCV infection. We estimate that the worldwide market for hepatitis C therapeutics is currently $1.2 billion and will exceed $4 billion by 2005. In late 2002, we expect to commence a Phase I/II clinical trial of our first HCV drug candidate. We believe that the class of compounds that we have identified will yield additional HCV drug candidates which may be used alone or in combination with other drugs.

     In addition to our HBV and HCV drug candidates, we are currently developing a drug candidate for HIV. Each of these drug candidates has been discovered within a focused compound library of nucleosides and non-nucleosides. These classes of compounds have a proven record of success as antiviral agents and can also be used to target other infectious diseases. Our core knowledge in nucleoside chemistry has enabled us to synthesize and optimize new drug leads with significant antiviral activity. By applying our medicinal chemistry expertise to the analysis of structure-activity relationships among related compounds, we believe that we can continue to enlarge our compound library and expand our ability to identify, optimize and develop drug candidates that will be safe and potent anti-infective agents.

OUR DRUG CANDIDATES

     The key objectives of our antiviral drug discovery and development programs are to achieve high potency in the context of a safe and conveniently-dosed treatment regimen that may comprise monotherapy or combination therapy. Since our inception in 1998, our efforts have resulted in the advancement of a number of drug candidates described below.

     Telbivudine. We are developing telbivudine for the treatment of chronic hepatitis B. Based upon the preclinical and clinical data available to date, telbivudine has demonstrated safety, once-daily oral dosing for ease of use, and rapid and significant suppression of HBV through a novel mechanism of action. We believe this suppression is likely to minimize substantially the emergence of resistant viral strains. We expect to initiate the Phase III clinical trial of telbivudine in the second half of 2002. We have submitted to, and discussed with, the U.S. Food and Drug Administration, or FDA, the study design for this Phase III trial.

     Data from the Phase I/II clinical trial indicate that telbivudine produced rapid reduction of HBV replication at all dose levels that were evaluated. The reduction in the amount of virus measured in the blood, or viral load, achieved by telbivudine after 28 days of treatment at the 400 and 800 milligram, or mg, doses was substantially higher than the reduction reported at the same time point in separate clinical trials of lamivudine or other investigational HBV antiviral agents, including L-FMAU, adefovir, entecavir and FTC.

     Valtorcitabine. We are developing valtorcitabine for use in fixed dose combination therapy with telbivudine for the treatment of those groups of chronically infected patients who have a suboptimal response to monotherapy. Preliminary data from the Phase I/II clinical trial indicate that valtorcitabine was well-tolerated and produced rapid reduction of hepatitis B viral replication during the 28-day treatment period at all dose levels evaluated. We currently expect to commence Phase IIb clinical trials of valtorcitabine in combination with telbivudine in mid 2003.

     In collaboration with external scientists, we recently completed a study of the combination of telbivudine and valtorcitabine in a predictive animal model. Treatment with the combination of telbivudine and valtorcitabine resulted in an undetectable level of virus in all treated animals at the end of the treatment period.

     HCV Drug Candidates. We have recently demonstrated preclinical efficacy of one compound from a class of ribonucleoside analogs for the treatment of HCV infection. In late 2002, we anticipate initiating Phase I/II clinical trials of our first HCV drug candidate. We also intend to select a second HCV drug candidate from this class of ribonucleoside analogs. For this purpose, we are focused on compounds that will be both safe and potent and can be used as part of combination therapy. Currently, we expect to complete our preclinical testing of a select group of ribonucleoside analogs and commence a Phase I/II clinical trial of our second HCV drug candidate in late 2003 or early 2004.

     HIV and Other Drug Candidates. For the treatment of HIV infection, we have selected a therapeutic drug candidate in the class of non-nucleoside reverse transcriptase inhibitors. We expect this drug candidate to enter a Phase I/II clinical trial in early 2003. We are also evaluating a proprietary method to enhance the antiviral activity of certain HIV protease inhibitors and have successfully performed a clinical proof of concept study. We intend to leverage our knowledge and focused compound library to target other infectious disease markets, including the antifungal and antibacterial markets.

OUR STRATEGY

     Our goal is to become a leader in the discovery, development and commercialization of pharmaceuticals for the treatment of viral and other infectious diseases. Key elements of our strategy to pursue this goal are:

     - targeting diseases in large and growing markets with unmet medical needs;

     - creating a leading franchise in markets such as HBV and HCV by developing multiple products which become the standard of care by being first or best in class;

     - leveraging our drug discovery capabilities to sustain a pipeline of drug candidates; and

     - maximizing value through a disciplined commercial strategy.

OUR MANAGEMENT AND SCIENTIFIC TEAM

     We have assembled and continue to enhance a management and scientific team which we believe has the expertise and experience necessary to discover, develop and commercialize our drug candidates. Our team includes leading experts in antiviral research and development with significant experience successfully discovering, developing and commercializing antiviral drug candidates. Working within major pharmaceutical companies and major academic institutions prior to joining Novirio, members of our team were substantively involved in the development and approval of nine antiviral treatments, the creation of more than $1 billion in product license revenue and the management of annual antiviral therapeutic sales in excess of $550 million. We also have two scientific advisory boards that include recognized experts in the fields of hepatitis and HIV therapeutics. These boards meet regularly and offer advice to us regarding our drug discovery, development and commercialization efforts.

DOMESTICATION AND COMPANY INFORMATION

     Novirio Pharmaceuticals Limited was incorporated in the Cayman Islands in May 1998 as a company limited by shares. Prior to the closing of this offering, we intend to domesticate in the State of Delaware as Novirio Pharmaceuticals Inc. under Section 388 of the Delaware General Corporation Law, deregister in the Cayman Islands and adopt a new certificate of incorporation and bylaws. We refer to this transaction as the domestication. Prior to the domestication, we intend to establish a new, wholly-owned subsidiary of Novirio Pharmaceuticals Limited in the Cayman Islands, to be known as NP Limited, and transfer substantially all of the assets of Novirio Pharmaceuticals Limited to NP Limited.

     As a result of the domestication:

     - an ordinary share of Novirio Pharmaceuticals Limited will remain outstanding and thereafter be known as a share of common stock of Novirio Pharmaceuticals, Inc.; and

     - a redeemable convertible preferred share of Novirio Pharmaceuticals Limited will remain outstanding and thereafter be known as a share of convertible preferred stock of Novirio Pharmaceuticals, Inc.

     Upon the closing of the offering, we intend to amend and restate the certificate of incorporation and bylaws of Novirio Pharmaceuticals, Inc.

     Except as otherwise noted, we have presented the information in this prospectus as if the domestication and the adoption of our new certificate of incorporation and bylaws have occurred.

     Subsequent to the domestication, our principal offices will be located at 125 CambridgePark Drive, Cambridge, Massachusetts and our telephone number will be 617-250-3100. Our internet address is www.novirio.com. The information contained on our website is not part of this prospectus.

     Unless otherwise stated, all references in this prospectus to "us," "our," "Novirio," "we," the "company" and similar designations refer to Novirio Pharmaceuticals Limited, Novirio Pharmaceuticals, Inc. and its direct and indirect wholly-owned subsidiaries.

     Trademarks or service marks appearing in this prospectus are the property of their respective holders.

                                  THE OFFERING

Shares offered by Novirio...................           shares
Shares to be outstanding after the
  offering..................................           shares
Proposed Nasdaq National Market symbol......           IDIX
Use of proceeds.............................           For preclinical and clinical
                                                       development of our existing drug
                                                       candidates, discovery and development
                                                       of additional drug candidates,
                                                       working capital, capital expenditures
                                                       and general corporate purposes. For
                                                       more detailed information, see "Use
                                                       of Proceeds" on page 24.

                            ------------------------

     The shares outstanding after completion of the offering are based on the number of shares outstanding as of March 31, 2002, and exclude:

     - 2,271,438 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $1.79 per share;

     - 5,333,332 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $0.01 per share; and

     - 2,125,341 shares available for future issuance or grant under our 1998 equity incentive plan, as amended.

     Except as otherwise noted, we have presented the information in this prospectus based on the following assumptions:

     - the domestication of Novirio Pharmaceuticals Limited into the State of Delaware as Novirio Pharmaceuticals, Inc. prior to the closing of the offering;

     - the conversion of all outstanding shares of convertible preferred stock into 26,858,239 shares of common stock upon the closing of the offering;

     - no exercise by the underwriters of their option to purchase additional shares of our common stock in the offering; and

     - the filing of our amended and restated certificate of incorporation immediately prior to the closing of the offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following tables summarize our consolidated financial data for the periods presented after giving effect to our domestication into the State of Delaware. We prepared this information using our consolidated financial statements for each of the years presented.

     The pro forma share data in the consolidated statement of operations and the pro forma balance sheet as of December 31, 2001 assume the conversion of all of our outstanding convertible preferred stock into 26,858,239 shares of common stock, and the payment by us of $2,370,000 in accrued cash dividends to the holders of shares of series C convertible preferred stock, upon the closing of this offering. The pro forma as adjusted balance sheet data reflect the sale of
     shares of common stock in this offering at $     per share, less estimated
underwriting discounts and commissions and estimated offering expenses payable by us. You should read this information in conjunction with our audited consolidated financial statements and related notes, "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                    PERIOD FROM
                                                    MAY 1, 1998
                                                    (INCEPTION)
                                                      THROUGH           YEAR ENDED DECEMBER 31,
                                                   DECEMBER 31,     -------------------------------
                                                       1998          1999        2000        2001
                                                   ------------     -------    --------    --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues.........................................     $    --       $    --    $    100    $  1,299
Operating expenses(1)............................       2,664         7,477      11,755      29,143
                                                      -------       -------    --------    --------
Loss from operations.............................      (2,664)       (7,477)    (11,655)    (27,844)
Other, net.......................................         223           489       1,748         509
                                                      -------       -------    --------    --------
Net loss.........................................      (2,441)       (6,988)     (9,907)    (27,335)
Accretion of convertible preferred stock.........        (172)       (1,479)     (5,163)    (30,502)
                                                      -------       -------    --------    --------
Net loss attributable to common stockholders.....     $(2,613)      $(8,467)   $(15,070)   $(57,837)
                                                      =======       =======    ========    ========
Basic and diluted net loss per common share......     $ (3.17)      $ (4.15)   $  (4.46)   $ (12.02)
                                                      =======       =======    ========    ========
Shares used in computing basic and diluted net
  loss per common share..........................         824         2,041       3,376       4,811
Unaudited pro forma basic and diluted net loss
  per common share...............................                                          $  (0.86)
                                                                                           ========
Shares used in computing unaudited pro forma
  basic and diluted net loss per common share....                                            31,669

                                                                    AS OF DECEMBER 31, 2001
                                                              ------------------------------------
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 38,846     $36,476
Working capital.............................................    35,281      32,911
Total assets................................................    44,945      42,575
Deferred revenue............................................     5,884       5,884
Convertible preferred stock.................................   101,817          --            --
Total stockholders' (deficit) equity........................   (68,975)     30,472

---------------

(1) Operating expenses include non-cash, stock-based compensation charges of $131,000, $1,205,000, $1,877,000 and $7,804,000 for the period from inception through December 31, 1998 and for the years ended December 31, 1999, 2000 and 2001, respectively.

                                  RISK FACTORS

     If you purchase our common stock, you will take on financial risk. In deciding whether to invest in our common stock, you should carefully consider the following discussion of risks together with the other information contained in this prospectus. Each of the following risk factors as well as other risks and uncertainties discussed in this prospectus could seriously harm our business, operating results and financial condition, as well as the value of the common stock purchased by you in this offering.

                         RISKS RELATING TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY AND HAVE INCURRED A CUMULATIVE LOSS SINCE INCEPTION. IF WE DO NOT GENERATE SIGNIFICANT REVENUES, WE WILL NOT BE PROFITABLE.

     We have incurred significant losses since our inception in May 1998. At December 31, 2001, our accumulated deficit was approximately $66.6 million. We have not generated any revenue from the sale of products to date. We expect that our annual operating losses will increase over the next several years as we pursue late stage clinical trials and expand our drug development and commercialization efforts. To become profitable, we must successfully develop and obtain regulatory approval for our drug candidates, and effectively manufacture, market and sell any drug candidates we develop. Accordingly, we may never generate significant revenues and, even if we do generate significant revenues, we may never achieve profitability.

WE WILL NEED ADDITIONAL CAPITAL TO FUND OUR OPERATIONS, INCLUDING DRUG CANDIDATE DEVELOPMENT, MANUFACTURING AND COMMERCIALIZATION. IF WE CANNOT RAISE ADDITIONAL CAPITAL WHEN NEEDED, WE WILL BE UNABLE TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE OUR DRUG CANDIDATES.

     Our drug development programs and the potential commercialization of our drug candidates will require substantial additional cash to fund expenses to be incurred in connection with preclinical and clinical testing, regulatory review, manufacturing and sales and marketing efforts. Our future capital needs will depend on many factors, including:

     - the scope and results of preclinical testing and clinical trials;

     - the progress of our current drug development programs for HBV, HCV and HIV;

     - the cost of obtaining and maintaining patent protection for our drug candidates and processes;

     - the cost of establishing arrangements for manufacturing;

     - the cost, timing and outcome of regulatory reviews;

     - the cost of establishing sales and marketing functions;

     - the commercial potential of our drug candidates;

     - the rate of technological advances in our markets;

     - the cost of acquiring or undertaking development and commercialization efforts for any additional drug candidates;

     - the magnitude of our general and administrative expenses; and

     - any costs we may incur under current and future licensing arrangements relating to our drug candidates.

     We may seek to raise additional capital through public and private equity offerings, debt financings or collaboration, strategic alliance and licensing arrangements. Such additional financing may not be available when we need it or may not be available on terms that are favorable to us.

     If we raise additional capital through the sale of our equity securities, your ownership interest will be diluted and the terms of the financing may adversely affect your holdings or rights as a stockholder. If we are unable to obtain adequate financing on a timely basis, we could be required to delay, reduce or eliminate one or more of our drug development programs or to enter into new collaborative or strategic alliance arrangements that may not be favorable to us. These arrangements could result in the transfer to third parties of rights that we consider valuable.

IF WE DO NOT DEVELOP SALES AND MARKETING CAPABILITIES OR ARRANGEMENTS SUCCESSFULLY, WE WILL NOT BE ABLE TO COMMERCIALIZE OUR DRUG CANDIDATES SUCCESSFULLY.

     We have limited sales and marketing experience. If we successfully develop and obtain regulatory approval for our drug candidates, we may market and sell our products through a direct sales force or through other arrangements with third parties, including co-promotion arrangements. Since we expect to market and sell any product we successfully develop through a direct sales force, we will need to hire and train qualified sales personnel. If we are unable to attract and retain qualified sales personnel, we will not be able to successfully market and sell products directly.

OUR MARKET IS SUBJECT TO INTENSE COMPETITION. IF WE ARE UNABLE TO COMPETE EFFECTIVELY, OUR DRUG CANDIDATES MAY BE RENDERED NONCOMPETITIVE OR OBSOLETE.

     We are engaged in segments of the pharmaceutical industry that are highly competitive and rapidly changing. Many large pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations are pursuing the development of novel drugs that target viral diseases, including the same diseases we are targeting. We face, and expect to continue to face, intense and increasing competition as new products enter the market and advanced technologies become available. We believe that a significant number of drugs are currently under development and will become available in the future for the treatment of hepatitis B, hepatitis C and HIV. For instance, we believe that a number of drug candidates for the treatment of hepatitis B are in various stages of development. At least two of these drug candidates are in a more advanced stage of development than our hepatitis B drug candidates and, like our drug candidates, are based on nucleoside technology. If either of these drug candidates is successfully developed, it may be marketed before our drug candidates. Our competitors' products may be more effective, or more effectively marketed and sold, than any of our products. Many of our competitors have:

     - significantly greater financial, technical and human resources than we have and may be better equipped to discover, develop, manufacture and commercialize products;

     - more extensive experience in preclinical testing and clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products;

     - products that have been approved or are in late stage development; and

     - collaborative arrangements in our target markets with leading companies and research institutions.

     Competitive products may render our products obsolete or noncompetitive before we can recover the expenses of developing and commercializing our drug candidates. Furthermore, the development of new treatment methods and/or the widespread adoption or increased utilization of any vaccine for the diseases we are targeting could render our drug candidates noncompetitive, obsolete or uneconomical.

     If we successfully develop and obtain approval for our drug candidates, we will face competition based on the safety and effectiveness of our products, the timing and scope of regulatory approvals, the availability and cost of supply, marketing and sales capabilities, reimbursement coverage, price, patent position and other factors. Our competitors may develop or commercialize more effective or more affordable products, or obtain more effective patent protection, than we do. Accordingly, our competitors may commercialize products more rapidly or effectively than we do, which could adversely affect our competitive position and business.

     Biotechnology and related pharmaceutical technologies have undergone and continue to be subject to rapid and significant change. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies.

OUR RESEARCH AND DEVELOPMENT EFFORTS MAY NOT RESULT IN ADDITIONAL DRUG CANDIDATES BEING DISCOVERED, WHICH COULD LIMIT OUR ABILITY TO GENERATE REVENUE.

     Our research and development programs, other than our programs for telbivudine and valtorcitabine, are at an early stage. Any additional drug candidates would require significant research, development, preclinical and clinical testing, regulatory approval and commitment of resources before commercialization. We cannot predict whether our research will lead to the discovery of any additional drug candidates that could generate revenues for us.

AS WE EVOLVE FROM A COMPANY PRIMARILY INVOLVED IN DISCOVERY AND DEVELOPMENT TO ONE ALSO INVOLVED IN COMMERCIALIZATION, WE MAY ENCOUNTER DIFFICULTIES IN MANAGING OUR GROWTH AND EXPANDING OUR OPERATIONS SUCCESSFULLY.

     We have experienced a period of rapid and substantial growth that has placed a strain on our administrative and operational infrastructure, and we anticipate that our continued growth will have a similar impact. The number of our employees increased from 41 at December 31, 2000 to 66 at December 31, 2001. As our drug candidates continue to enter and advance through clinical trials, we will need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various collaborative partners, suppliers and other third parties. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems and procedures in at least three different countries. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

IF WE ARE NOT ABLE TO ATTRACT AND RETAIN KEY MANAGEMENT AND SCIENTIFIC PERSONNEL AND ADVISORS, WE MAY NOT SUCCESSFULLY DEVELOP OUR DRUG CANDIDATES OR ACHIEVE OUR OTHER BUSINESS OBJECTIVES.

     We are highly dependent on our senior management and scientific staff, including Jean-Pierre Sommadossi, our Chief Executive Officer and Chairman. The loss of the services of key members of our senior management or our scientific staff may significantly delay or prevent the achievement of product development and other business objectives. To pursue our drug development programs and commercialization plans, we will need to hire additional qualified scientific, sales and management personnel. Our ability to attract and retain qualified personnel, consultants and advisors is critical to our success. We face intense competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions. We may be unable to attract and retain these individuals, and our failure to do so would have an adverse effect on our business.

OUR BUSINESS HAS A SUBSTANTIAL RISK OF PRODUCT LIABILITY CLAIMS. IF WE ARE UNABLE TO OBTAIN APPROPRIATE LEVELS OF INSURANCE, A PRODUCT LIABILITY CLAIM AGAINST US COULD ADVERSELY AFFECT OUR BUSINESS.

     Our business exposes us to significant potential product liability risks that are inherent in the development, manufacturing and marketing of human therapeutic products. Product liability claims could result in a recall of products or a change in the indications for which they may be used. We currently have clinical trial insurance, and will seek to obtain product liability insurance prior to marketing any of our drug candidates. Our insurance may not provide adequate coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain current amounts of insurance coverage, obtain additional insurance or obtain insurance at a reasonable cost or in sufficient amounts to protect against losses that could have a material adverse effect on us.

         RISKS RELATED TO DEVELOPMENT, CLINICAL TESTING AND REGULATORY
                        APPROVAL OF OUR DRUG CANDIDATES

ALL OF OUR DRUG CANDIDATES ARE STILL IN DEVELOPMENT AND REMAIN SUBJECT TO CLINICAL TESTING AND REGULATORY APPROVAL. IF WE ARE UNABLE TO SUCCESSFULLY DEVELOP AND TEST OUR DRUG CANDIDATES, WE WILL NOT BE SUCCESSFUL.

     To date, we have not marketed, distributed or sold any products. The success of our business depends primarily upon our ability to successfully develop and commercialize our drug candidates. Our most advanced drug candidates are telbivudine and valtorcitabine for the treatment of chronic hepatitis B. We are currently conducting Phase IIb clinical trials of telbivudine and Phase I/II clinical trials of valtorcitabine. Our other drug candidates are in various earlier stages of development. Our drug candidates must satisfy rigorous standards of safety and efficacy before they can be approved for sale. To satisfy these standards, we must engage in expensive and lengthy testing and obtain regulatory approval of our drug candidates. As a result, our drug candidates may not:

     - offer therapeutic or other improvement over existing comparable drugs;

     - be proven safe and efficacious in clinical trials;

     - meet applicable regulatory standards;

     - be capable of being produced in commercial quantities at acceptable costs; or

     - be successfully commercialized.

     We do not expect any of our drug candidates to be commercially available for at least several years.

IF OUR CLINICAL TRIALS ARE NOT SUCCESSFUL, WE WILL NOT OBTAIN REGULATORY APPROVAL FOR COMMERCIAL SALE OF OUR DRUG CANDIDATES.

     To obtain regulatory approval for the commercial sale of our drug candidates, we will be required to demonstrate through preclinical testing and clinical trials that our drug candidates are safe and effective. Preclinical testing and clinical trials are lengthy and expensive and the historical rate of failure for drug candidates is high. The results from preclinical testing of a drug candidate may not predict the results that will be obtained in human clinical trials.

     We, the FDA or other applicable regulatory authorities may suspend clinical trials of a drug candidate at any time if we or they believe the subjects or patients participating in such trials are being exposed to unacceptable health risks or for other reasons. Adverse side effects of a drug candidate on subjects or patients in a clinical trial could result in the FDA or foreign regulatory authorities refusing to approve a particular drug candidate for any and all indications of use.

     Clinical trials require sufficient patient enrollment which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial. Delays in patient enrollment can result in increased costs and longer development times.

     We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or regulatory authorities to delay or suspend those trials, or delay the analysis of data from our completed or ongoing clinical trials. If the results of our ongoing or planned clinical trials for our drug candidates are not available when we expect or if we encounter any delay in the analysis of data from our preclinical studies and clinical trials:

     - we may be unable to commence Phase III clinical trials of telbivudine;

     - we may be unable to commence Phase IIb clinical trials of valtorcitabine;

     - we may be unable to commence human clinical trials of our HCV or HIV drug candidates;

     - we may not have the financial resources to continue research and development of any of our drug candidates; and

     - we may not be able to enter into collaborative arrangements for any of our drug candidates.

     Any of the following could delay the completion of our ongoing and planned clinical trials:

     - ongoing discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

     - delays in enrolling patients and volunteers into clinical trials;

     - lower than anticipated retention rate of patients and volunteers in clinical trials;

     - negative results of clinical trials;

     - insufficient supply or deficient quality of drug candidate materials or other materials necessary for the conduct of our clinical trials; or

     - serious and unexpected drug-related side effects experienced by participants in our clinical trials.

IF WE ARE UNABLE TO OBTAIN U.S. AND/OR FOREIGN REGULATORY APPROVAL, WE WILL BE UNABLE TO COMMERCIALIZE OUR PRODUCTS.

     Our drug candidates are subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization. Rigorous preclinical testing and clinical trials and an extensive regulatory clearance process are required in the United States and in many foreign jurisdictions prior to the commercial sale of our drug candidates. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. It is possible that none of the drug candidates we are developing will obtain the appropriate regulatory approvals necessary to receive marketing approval.

     We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. The time required for FDA and other approvals is uncertain and typically takes a number of years, depending upon the complexity of the drug candidate. Our analysis of data obtained from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unanticipated delays or increased costs due to government regulation from future legislation or administrative action, changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.

     Any delay in obtaining or failure to obtain required approvals could materially adversely affect our ability to generate revenues from the particular drug candidate. Furthermore, any regulatory approval to market a product may be subject to limitations on the indicated uses for which we market the product. These limitations may limit the size of the market for the product.

     We are also subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third party reimbursement. The foreign regulatory approval process includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Approval by the FDA does not assure approval by regulatory authorities outside the United States.

EVEN IF WE OBTAIN REGULATORY APPROVAL, OUR DRUG CANDIDATES WILL BE SUBJECT TO ONGOING REGULATORY REVIEW. IF WE FAIL TO COMPLY WITH CONTINUING U.S. AND APPLICABLE FOREIGN REGULATIONS, WE COULD LOSE SUCH APPROVALS AND OUR BUSINESS WOULD BE SERIOUSLY HARMED.

     Approvals of our drug candidates are subject to continuing regulatory review. The manufacturer, and the manufacturing facilities we use to make any of our drug candidates, will be subject to periodic review and inspection by the FDA. The subsequent discovery of previously unknown problems with the product, manufacturer or facility may result in restrictions on the drug or manufacturer or facility, including withdrawal of the drug from the market.

     If we fail to comply with applicable continuing regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approval, product recalls and seizures, operating restrictions and criminal prosecutions.

IF WE ARE SUBJECT TO UNFAVORABLE PRICING REGULATIONS, THIRD-PARTY REIMBURSEMENT PRACTICES OR HEALTHCARE REFORM INITIATIVES, OUR BUSINESS MAY BE HARMED.

     The regulations governing drug product licensing, pricing and reimbursement vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we may obtain regulatory approval for a product in a particular country, but then be subject to price regulations which may delay our commercial launch of the product and may negatively impact the revenues we are able to derive from the sale of the product in that country.

     Our ability to commercialize our products successfully also will depend in part on the extent to which reimbursement for our products and related treatments will be available from government health administration authorities, private health insurers and other organizations. If we succeed in bringing one or more products to the market, these products may not be considered cost effective and reimbursement to the patient may not be available or not sufficient to allow us to sell our products on a competitive basis. Sales of prescription drugs depend on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. These third-party payors frequently require that drug companies provide them with predetermined discounts from list prices, and third-party payors are increasingly challenging the prices charged for medical products.

     We believe that the efforts of governments and third-party payors to contain or reduce the cost of healthcare will continue to affect the business and financial condition of pharmaceutical and biopharmaceutical companies. A number of legislative and regulatory proposals to change the healthcare system in the United States and other major healthcare markets have been proposed in recent years. In addition, ongoing initiatives in the United States have and will continue to increase pressure on drug pricing. While we cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals may have on our business, the announcement and/or adoption of such proposals could have an adverse effect on anticipated revenues from drug candidates we may successfully develop.

IF WE SUCCESSFULLY DEVELOP PRODUCTS BUT THOSE PRODUCTS DO NOT ACHIEVE AND MAINTAIN MARKET ACCEPTANCE, OUR BUSINESS WILL NOT BE SUCCESSFUL.

     Even if our drug candidates are successfully developed, our success and growth will depend upon the acceptance of these candidates by physicians, healthcare professionals and third-party payors. Acceptance will be a function of our products being clinically useful and demonstrating superior therapeutic effect with an acceptable side effect profile as compared to currently existing or future treatments. If our products do not achieve market acceptance, our business will not be successful. In addition, even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if:

     - new products or technologies are introduced that are more favorably received than our products or render our products obsolete; or

     - complications, such as viral resistance, arise with respect to use of our products.

IF WE DO NOT COMPLY WITH LAWS REGULATING THE PROTECTION OF THE ENVIRONMENT AND HEALTH AND HUMAN SAFETY, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     Our research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with, and substantial fines or penalties if we violate, any of these laws or regulations.

                RISKS RELATED TO OUR DEPENDENCE ON THIRD PARTIES

BECAUSE WE HAVE LIMITED SALES, MARKETING AND DISTRIBUTION EXPERIENCE AND CAPABILITIES, WE MAY SEEK TO AUGMENT OUR CAPABILITIES BY ENTERING INTO ARRANGEMENTS WITH THIRD PARTIES.

     We have limited sales, marketing and distribution experience and capabilities. Although we intend to build an internal sales force and expand our marketing capabilities, we may seek to augment our sales, marketing and distribution capabilities through arrangements with third parties. For example, our agreement with Sumitomo Pharmaceuticals Co. Ltd., which we refer to as Sumitomo, provides that Sumitomo will develop and commercialize telbivudine in Japan, China, Taiwan and South Korea. In addition, we may seek to establish co-promotion or other marketing and sales arrangements with other third parties. We may not be successful in entering into any such arrangements, and, if entered into, the terms of any such arrangements may not be favorable. We cannot be sure that any third party would devote the necessary time or attention to sell, market or distribute our products. If these arrangements are unsuccessful, we may not successfully commercialize our products.

WE ARE CURRENTLY DEPENDENT ON ONE COLLABORATION PARTNER, SUMITOMO, FOR OUR REVENUES AND FOR COMMERCIALIZING TELBIVUDINE IN IMPORTANT MARKETS IN ASIA. IF SUMITOMO BREACHES ITS AGREEMENT OR IF WE FAIL TO ACHIEVE SPECIFIED MILESTONES OR SUCCESSFULLY DEVELOP OUR TELBIVUDINE DRUG CANDIDATE, OUR BUSINESS AND, IN PARTICULAR, OUR DRUG DEVELOPMENT PROGRAMS, WILL BE SERIOUSLY HARMED.

     Substantially all of our revenues to date have derived from a collaboration arrangement with Sumitomo. This arrangement relates to the development and commercialization of telbivudine in Japan, China, Taiwan and South Korea. Our revenues from this arrangement depend on, among other things, clinical development of telbivudine in these countries, our achievement of specified milestones and the successful commercialization of telbivudine in these countries. Achieving these results will depend, in part, on the efforts of Sumitomo, as well as our own efforts. We have limited control over the resources that Sumitomo may devote to our joint efforts. Sumitomo may breach our agreement or fail to devote sufficient resources to the development, marketing and sale of telbivudine in Japan, China, Taiwan and South Korea. If this breach or failure occurs, or if we are unable to conduct successfully the clinical trials in Japan, China, Taiwan and South Korea, achieve the milestones or commercialize telbivudine, we will not earn the revenues contemplated under the agreement. Sumitomo may terminate this agreement upon 60 business days prior notice.

IF WE SEEK TO ENTER INTO COLLABORATION AGREEMENTS FOR ANY OTHER DRUG CANDIDATES BUT ARE NOT SUCCESSFUL, WE MAY NOT BE ABLE TO CONTINUE DEVELOPMENT OF THOSE DRUG CANDIDATES.

     We may seek to enter into additional collaboration agreements with pharmaceutical companies to fund all or part of the costs of drug development and commercialization. We may not be able to enter into collaboration agreements and the terms of the collaboration agreements, if any, may not be favorable to us. If we are not successful in efforts to enter into a collaboration arrangement with respect to a drug candidate, we may not have sufficient funds to develop this or any other drug candidate internally. In addition, the inability to enter into collaboration agreements could delay or preclude the development, manufacture and/or commercialization of a drug candidate and could have a material adverse effect on our financial condition and results of operations because:

     - we may be required to expend our own funds to advance the drug candidate to commercialization;

     - revenue from product sales could be delayed; or

     - we may elect not to commercialize the drug candidate.

IF ANY COLLABORATIVE PARTNER TERMINATES OR FAILS TO PERFORM ITS OBLIGATIONS UNDER AGREEMENTS WITH US, THE DEVELOPMENT AND COMMERCIALIZATION OF OUR DRUG CANDIDATES COULD BE DELAYED OR TERMINATED.

     We have entered into a collaboration arrangement for the development and commercialization of telbivudine in Japan, China, Taiwan and South Korea. We may enter into additional collaborative arrangements in the future. If Sumitomo or future collaborative partners do not devote sufficient time and resources to their collaboration arrangement with us, we may not realize the potential commercial benefits of the arrangement, and our results of operations may be adversely affected. In addition, if our existing or future collaboration partners were to breach or terminate its arrangements with us, the development and commercialization of the affected drug candidate could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue development and commercialization of the drug candidate.

OUR COLLABORATIONS WITH OUTSIDE SCIENTISTS MAY BE SUBJECT TO RESTRICTION AND CHANGE.

     We work with chemists and biologists at academic and other institutions who assist us in our research and development efforts. We refer to our internal scientists and these third-party chemists and biologists as our drug discovery network. Telbivudine and valtorcitabine were discovered through our drug discovery network. Many of the scientists who have contributed to the discovery and development of our drug candidates are not our employees and may have other commitments that would limit their future availability to us. Although our scientific advisors and collaborators generally agree not to do competing work, if a conflict of interest between their work for us and their work for another entity arises, we may lose their services.

WE ARE DEPENDENT ON THIRD-PARTY MANUFACTURERS TO MANUFACTURE PRODUCTS FOR US. IF IN THE FUTURE WE ELECT TO MANUFACTURE ANY OF OUR PRODUCTS, WE WILL BE REQUIRED TO INCUR SIGNIFICANT COSTS AND DEVOTE SIGNIFICANT EFFORTS TO ESTABLISH THESE CAPABILITIES.

     We have limited manufacturing experience and have only recently developed the capability to manufacture small quantities of compounds required in preclinical testing for our drug candidates. We do not have, and do not intend to develop, the ability to manufacture material for our clinical trials or at commercial scale. To develop our drug candidates, apply for regulatory approvals and commercialize any products, we will need to contract for or otherwise arrange for the necessary manufacturing facilities and capabilities.

     We have relied upon third parties to produce material for preclinical testing purposes and may continue to do so in the future. Although we believe that we will not have any material supply issues, we cannot be certain that we will be able to obtain long term supplies of those materials on acceptable terms, if at all. We also expect to rely upon other third parties to produce materials required for clinical trials and for the commercial production of certain of our products if we succeed in obtaining necessary regulatory approvals. If we are unable to arrange for third-party manufacturing, or to do so on commercially reasonable terms, we may not be able to complete development of our products or market them.

     Reliance on third-party manufacturers entails risk to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us.

     In addition, the FDA and other regulatory authorities require that our products be manufactured according to current good manufacturing practice regulations. Any failure by us or our third-party manufacturers to comply with current good manufacturing practices and/or our failure to scale up our manufacturing processes could lead to a delay in, or failure to obtain, regulatory approval. In addition, such failure could be the basis for action by the FDA to withdraw approvals for drug candidates previously granted to us and for other regulatory action.

     We may in the future elect to manufacture certain of our products in our own manufacturing facilities. If we do so, we will require substantial additional funds and need to recruit qualified personnel in order to build or lease and operate any manufacturing facilities.

                     RISKS RELATED TO PATENTS AND LICENSES

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR DRUG CANDIDATES, OR IF WE INFRINGE THE RIGHTS OF OTHERS, WE MAY NOT BE ABLE TO DEFEND OUR DRUG MARKETS OR TO SELL OUR DRUGS.

     Our success will depend in part on our ability to obtain patent protection both in the United States and in other countries for our drug candidates listed in the table on page 46 under the heading "Business -- Our Drug Candidates." Our patent portfolio currently consists of ten pending U.S. applications, one issued U.S. patent, four pending international patent applications filed under the Patent Cooperation Treaty and sixty two associated non-U.S. patent filings. The patents and patent applications in our patent portfolio are either co-owned by us and others and/or exclusively licensed to us. We are not the sole owner of any of our current patents and patent applications.

     Our ability to protect our drug candidates from unauthorized or infringing use by third parties depends in substantial part on our ability to obtain and maintain valid and enforceable patents. Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the scope of claims made under these patents, our ability to obtain and enforce patents is uncertain and involves complex legal and factual questions. Accordingly, rights under any issued patents may not provide us with sufficient protection for our drug candidates or provide sufficient protection to afford us a commercial advantage against competitive products or processes. In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Even if patents have issued or will issue, we cannot guarantee that the claims of these patents are valid, enforceable or provide us with any significant protection against competitive products or otherwise be commercially valuable to us.

     Patent applications in the United States are maintained in confidence for at least 18 months after their filing, in some cases remaining confidential in the U.S. Patent and Trademark Office, which we refer to as the U.S. Patent Office, for the entire time prior to the issuance as a U.S. patent. Similarly, publication of discoveries in the scientific or patent literature often lag behind actual discoveries. Consequently, we cannot be certain that we or our licensors or co-owners were the first to invent, or the first to file patent applications on, our drug candidates. In the event that a third party has also filed a U.S. patent application on our drug candidates or on a similar invention, we may have to participate in interference proceedings declared by the U.S. Patent Office to determine priority of invention in the United States. The costs of these proceedings could be substantial and it is possible that such efforts would be unsuccessful, resulting in a loss of our U.S. patent position. Furthermore, we may not have identified all U.S. and foreign patents or published applications that affect our business either by blocking our ability to commercialize our drugs or by covering similar technologies that affect our drug market.

     The laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as in the United States and many companies have encountered significant difficulties in protecting and defending such rights in foreign jurisdictions. If we encounter such difficulties in protecting or are otherwise precluded from effectively protecting our intellectual property rights in foreign jurisdictions, our business prospects could be substantially harmed.

     Our hepatitis B drug candidate, valtorcitabine, is a prodrug of LdC, because it is converted into biologically active LdC in the body. While valtorcitabine is a new compound, LdC was a known compound at the time that the patent applications covering valtorcitabine were filed. While we may be able to patent valtorcitabine itself, we will not be able to obtain patent protection on the LdC compond itself.

     Our other hepatitis B drug candidate telbivudine and our hepatitis C drug candidates, as well as our HIV candidate for enhancing protease inhibitor therapy, were known compounds at the time that the patent applications covering our drug candidates were filed. Thus, we cannot obtain patent protection on the drugs themselves, for these known compounds, we will be limited to relying on patent protection on the method of using these drugs in medical therapy for the respective treatments of hepatitis B, hepatitis C and HIV. Some countries do not grant claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect our drug candidates. Even if patents issue, we cannot guarantee that the claims of those patents are valid and enforceable or provide us with any significant protection against competitive products or otherwise be commercially valuable to us. In addition, other companies may obtain patents and/or regulatory approvals to use the same drugs to treat diseases other than hepatitis B, hepatitis C or HIV. Thus, we may not be able to enforce our patents effectively because we may not be able to prevent healthcare providers from prescribing, administering or substituting the same drugs sold by other companies for our drugs when treating patients infected with hepatitis B, hepatitis C or HIV.

     Many large companies have filed patent applications and have obtained patents for the treatment of hepatitis B, hepatitis C and HIV that could materially affect our ability to develop our drug candidates or sell our products. For example, we are aware that Chiron Corporation has obtained broad patents covering hepatitis C proteins, nucleic acids, diagnostics and drug screens. If we need to use these patented materials or methods to develop our hepatitis C drug candidates or sell these products, we will require a license from Chiron which may not be available on reasonable terms or at all. This could materially affect or preclude our ability to develop our hepatitis C drug candidates and sell our products.

     If we find during clinical evaluation that our hepatitis B, hepatitis C or HIV drug candidates should be used in combination with a product covered by a patent held by another company or institution, and that a labeling instruction is required in product packaging recommending that combination, we could be held liable for infringement of the third-party patents covering the product recommended for co-administration with our product. In that case, we may be required to obtain a license from the other company or institution to provide the required or desired package labeling, which may not be available on reasonable terms or at all.

LITIGATION REGARDING PATENTS, PATENT APPLICATIONS AND OTHER PROPRIETARY RIGHTS MAY BE EXPENSIVE AND TIME CONSUMING. IF WE ARE INVOLVED IN SUCH LITIGATION, IT COULD CAUSE DELAYS IN BRINGING PRODUCTS TO MARKET AND HARM OUR ABILITY TO OPERATE.

     Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. The manufacture, use or sale of any of our drug candidates may infringe on the patent rights of others. Likewise, third parties may challenge or infringe upon our existing or future patents.

     Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding:

     - the patentability of our inventions relating to our drug candidates;
       and/or

     - the enforceability, validity or scope of protection offered by our patents relating to our drug candidates.

Even if we are successful in these proceedings, we may incur substantial cost and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us.

     If we are unable to avoid infringement of the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to successfully defend an infringement action or have infringed patents declared invalid, we may:

     - incur substantial monetary damages;

     - encounter significant delays in bringing our drug candidates to market; and/or

     - be precluded from participating in the manufacture, use or sale of our drug candidates or methods of treatment requiring licenses.

CONFIDENTIALITY AGREEMENTS WITH EMPLOYEES AND OTHERS MAY NOT ADEQUATELY PREVENT DISCLOSURE OF TRADE SECRETS AND OTHER PROPRIETARY INFORMATION.

     In order to protect our proprietary technology and processes, we also rely in part on confidentiality agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such case we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

IF ANY OF OUR AGREEMENTS TO USE THIRD PARTY TECHNOLOGIES ARE TERMINATED, WE MAY BE UNABLE TO DEVELOP OR COMMERCIALIZE OUR DRUG CANDIDATES.

     We have entered into agreements with Centre National de la Recherche Scientifique, which we refer to as CNRS, and the Universite Montpellier II, which we refer to as University of Montpellier, co-owners of the patent applications covering our hepatitis B drug candidates. We have also entered into agreements with the Universita Degli Studi di Cagliari, which we refer to as the University of Cagliari, the co-owner of the patent applications covering our hepatitis C candidates and our HIV drug candidate.

     Under these agreements, we obtained from our co-owners the exclusive right to exploit these drug candidates. These agreements can be terminated in circumstances such as our failure to act diligently or the occurrence of an uncured material breach by us. The termination of either of these agreements would have a material adverse effect on our business, and could prevent us from developing a drug candidate or selling a product. In addition, these agreements provide that we pay the costs of patent prosecution, litigation and research. These costs could be substantial. Our inability or failure to pay these costs could result in the termination of the agreements or certain rights under them.

     Under our agreements with CNRS and the University of Montpellier and the University of Cagliari, we have the right to exploit and license our rights without the permission of the co-owners. However, our agreements with CNRS and the University of Montpellier and with the University of Cagliari are governed by, and will be interpreted and enforced under, French and Italian law, respectively, which are different in substantial respects from U.S. law, and which may be unfavorable to us in material respects. Under French and Italian law, co-owners of intellectual property cannot exploit, assign or license their individual rights without the permission of the co-owners. Accordingly, if our agreements with CNRS, University of Montpellier or University of Cagliari terminate, we may not be able to exploit, license or otherwise convey our rights in our drug candidates for a desired commercial purpose without the consent of the co-owner, which could materially affect our business and prevent us from developing our drug candidates and selling our products.

     A co-owner has the right to prevent the other co-owner from suing infringers by refusing to voluntarily join in a suit to enforce a patent. Our agreements with CNRS and University of Montpellier and University of Cagliari provide that such parties will cooperate to enforce our jointly owned patents. If these agreements terminate or their cooperation is not given or is withdrawn, or they refuse to join in litigation that requires their participation, we may not be able to enforce these patent rights or protect our markets.

     We also have an exclusive agreement with TherapX Pharmaceuticals, L.L.C., which we refer to as TherapX, and Dr. Raymond Schinazi, one of our founders, for patent rights covering a method to enhance protease inhibitor activity. TherapX licenses its rights in the protease enhancement therapy from the University of Alabama at Birmingham Research Foundation, which we refer to as UAB. If the license between TherapX and UAB is terminated, we would lose our right to develop and sell our drug candidate for protease inhibitor enhancement therapy. In addition, our agreement with TherapX permits TherapX to terminate the agreement in circumstances such as our failure to act diligently or the occurrence of our uncured material breach. The termination of this agreement would have a material adverse effect on our business, and could prevent us from developing a drug candidate or selling a product using this methodology.

IF OUR LICENSORS DO NOT VIGOROUSLY PURSUE OR DEFEND THE PATENT RIGHTS THAT WE LICENSE UNDER OUR AGREEMENT WITH THERAPX AND DR. SCHINAZI, OUR BUSINESS MAY BE ADVERSELY AFFECTED.

     Under our agreement with TherapX and Dr. Schinazi, UAB has the primary rights to prosecute the patent and patent application licensed under that agreement. If UAB, TherapX, Dr. Schinazi and we do not agree to collectively bring suit to enforce a patent, then UAB has the first right to enforce the patent, in which case it bears the full cost of litigation and is entitled to solely retain any awarded damages. TherapX and Dr. Schinazi have the second right to do so, in which case they bear the full cost of litigation and are entitled to solely retain any awarded damages. We have the subsequent right to enforce the patent if these other collective groups do not do so. As a result, we generally do not have the ability to institute or determine the conduct of any patent proceeding unless our licensors elect not to institute or to abandon the proceedings. If our licensors elect to institute and prosecute patent proceedings, our rights will depend in part on the manner in which these licensors conduct the proceedings. In any proceedings they elect to initiate and maintain, these licensors may not vigorously pursue or defend or may decide to settle on terms that are unfavorable to us. An adverse outcome of these proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using technology, any of which could adversely affect our business. Moreover, the mere uncertainty resulting from the initiation and continuation of any technology-related litigation or adversarial proceeding could adversely affect our business pending resolution of the disputed matters.

                         RISKS RELATED TO THIS OFFERING

INSIDERS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER NOVIRIO AFTER THIS OFFERING AND COULD DELAY OR PREVENT A CHANGE IN CORPORATE CONTROL.

     After this offering, our directors, executive officers and principal stockholders, together with their affiliates, will beneficially own, in the
aggregate, approximately      % of our outstanding shares of common stock. As a
result, these stockholders, if acting together, would have the ability to delay or prevent a change in control of Novirio that may be favored by other stockholders and otherwise exercise significant influence over all corporate actions requiring stockholder approval irrespective of how our other stockholders may vote, including:

     - the election of directors;

     - any amendment of our certificate of incorporation or bylaws;

     - the approval of some mergers and other significant corporate transactions, including a sale of substantially all of our assets; or

     - the defeat of any non-negotiated takeover attempt that might otherwise benefit the public stockholders.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT COULD DISCOURAGE OR PREVENT AN ACQUISITION OF OUR COMPANY, EVEN IF THE ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Provisions of our amended and restated certificate of incorporation may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions include:

     - a classified board of directors;

     - a prohibition on stockholder action through written consent;

     - a requirement that special meetings of stockholders be called only by a majority of the board of directors or by the chairman of the board;

     - advance notice requirements for stockholder proposals and nominations;

     - limitations on the ability of stockholders to amend, alter or repeal our certificate of incorporation or bylaws; and

     - the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

     In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

     As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock.

IF THERE ARE SUBSTANTIAL FUTURE SALES OF ADDITIONAL SHARES, OUR STOCK PRICE MAY FALL.

     Once a trading market develops for our common stock, many of our stockholders will have an opportunity to sell their shares for the first time. Sales of a substantial number of our shares in the public market after this offering could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. For a more detailed description, see "Shares Eligible for Future Sale" on page 83.

OUR COMMON STOCK WILL LIKELY BE AFFECTED BY THE MARKET VOLATILITY OF COMPANIES IN OUR INDUSTRY.

     The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of companies in the biotechnology industry have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our common stock.

IF OUR QUARTERLY RESULTS OF OPERATIONS FLUCTUATE, THIS FLUCTUATION MAY CAUSE OUR STOCK PRICE TO DECLINE, RESULTING IN LOSSES TO OUR INVESTORS.

     Our quarterly operating results have fluctuated in the past and are likely to fluctuate in the future as a publicly traded company. A number of factors, many of which are not within our control, could subject our operating results and stock price to volatility, including:

     - recognition of up-front licensing or other fees;

     - recognition of milestones and proceeds under licensing and collaborative agreements;

     - the results of ongoing and planned clinical trials of our drug candidates;

     - the results of regulatory reviews relating to the approval of our drug candidates;

     - our success in entering into new collaboration agreements; and

     - general and industry-specific economic conditions that may affect our research and development expenditures.

     Due to the possibility of significant fluctuations, we do not believe that quarterly comparisons of our operating results will necessarily be indicative of our future operating performance. If our quarterly operating results fail to meet the expectations of stock market analysts and investors, the price of our common stock may decline, resulting in losses for our investors.

ANNOUNCEMENTS OF BUSINESS DEVELOPMENTS BY US OR OUR COMPETITORS MAY CAUSE FLUCTUATIONS IN OUR STOCK PRICE.

     The market price of our common stock may be subject to substantial volatility as a result of announcements by us or other companies in our industry. Announcements which may subject the price of our common stock to substantial volatility include:

     - announcements regarding the results of discovery, preclinical and clinical activities by us or our competitors;

     - announcements regarding the acquisition of technologies, drug candidates or products by us or our competitors;

     - announcements of the development of new technologies, drug candidates or products by us or our competitors;

     - announcements regarding regulatory actions with respect to our drug candidates or products or those of our competitors; and

     - announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors.

WE COULD BE SUBJECT TO CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY, WHICH, IF IT OCCURS, WILL DISTRACT OUR MANAGEMENT AND COULD RESULT IN SUBSTANTIAL COSTS OR LARGE JUDGMENTS AGAINST US.

     In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business, operating results and financial condition or dilution to our stockholders.

IF YOU PURCHASE SHARES IN THIS OFFERING, YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION OF YOUR INVESTMENT.

     We expect that the initial public offering price per share will significantly exceed the net tangible book value per share of the outstanding common stock. Accordingly, purchasers of common stock in this offering will suffer immediate and substantial dilution of their investment of approximately
$     per share. In the past, we have issued options and warrants to acquire common stock at prices below the initial public offering price. To the extent these outstanding options and warrants are ultimately exercised, there will be further dilution to investors in this offering.

                          FORWARD-LOOKING INFORMATION

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities and Exchange Act of 1934, as amended. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "will," "could," "may," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus and incorporated by reference in the prospectus. The key factors that could cause actual results to differ materially from the forward-looking statements include:

     - scientific and technological uncertainties regarding our drug candidates;

     - risks and uncertainties regarding the adequacy of our clinical trial processes and whether the results of those clinical trials will be adequate to support regulatory filings and/or approvals;

     - risks associated with timing of clinical trials for telbivudine and valtorcitabine;

     - risks associated with timing of regulatory approval of our drug candidates by the FDA and foreign regulatory agencies;

     - our ability to raise additional needed capital or maintain and develop collaborative or co-marketing transactions on favorable terms or at all;

     - dependence on third party service providers and manufacturers of our products;

     - changes in actual growth rates in our markets;

     - our ability to attract and retain employees; and

     - our ability to obtain and maintain intellectual property rights in our drug candidates and methods in the U.S. and internationally.

     Because the risk factors referred to above, as well as the risk factors beginning on page 7 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of           shares of
common stock will be approximately $     million, assuming an initial public
offering price of $     per share and after deducting the estimated underwriting
discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares of common stock in full, we estimate our aggregate net proceeds will be approximately $ million. We expect to use the net proceeds from this offering to fund:

     - preclinical and clinical development of our existing drug candidates;

     - discovery and development of additional drug candidates; and

     - working capital, capital expenditures and other general corporate purposes.

     The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our development and commercialization efforts, the amount of proceeds actually raised in this offering and the amount of cash generated by our operations and business development activities. We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies or assets that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments. Further, we have not determined the amounts we plan to spend on any of the areas listed above or the timing of these expenditures. As a result, our management will have broad discretion to allocate the net proceeds from this offering.

     Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term investment grade and United States government securities.

                                DIVIDEND POLICY

     Under the terms of our certificate of incorporation, holders of shares of series C convertible preferred stock are entitled to receive a cumulative annual dividend when and as declared by the board of directors at a rate per share of 8.0% per year, compounded quarterly. The cumulative annual dividend accrues daily whether or not earned or declared. In accordance with our certificate of incorporation, if the cumulative annual dividend is not declared or paid prior to this offering, which will result in the automatic conversion of our shares of convertible preferred stock to shares of common stock, then all accrued but unpaid dividends will be paid in shares of common stock upon conversion. We intend to pay in cash to the holders of series C convertible preferred stock an
aggregate of $       , representing the full cumulative annual dividend accrued through the closing of this offering. Upon conversion of the outstanding shares of convertible preferred stock to shares of common stock, dividends on these shares cease to accrue.

     We have never paid or declared any cash dividends on our common stock. The terms of our convertible preferred stock issued and outstanding immediately prior to this offering restrict our ability to pay dividends on our common stock. We currently intend to retain earnings, if any, to finance the growth and development of our business and we do not expect to pay any cash dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 2001:

     - on an actual basis after giving effect to our domestication into the State of Delaware;

     - on a pro forma basis to give effect to the conversion of all of our outstanding shares of convertible preferred stock into 26,858,239 shares of common stock and the payment by us of $2,370,000 in accrued cash dividends to the holders of shares of series C convertible preferred stock upon the closing of this offering; and

     - on a pro forma as adjusted basis to also give effect to the issuance and
       sale of        shares of common stock in this offering at an assumed
       initial public offering price of $     per share, after deducting
       estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                      AS OF DECEMBER 31, 2001
                                                              ---------------------------------------
                                                                                          PRO FORMA
                                                               ACTUAL      PRO FORMA     AS ADJUSTED
                                                              ---------    ----------    ------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Cash and cash equivalents...................................  $ 38,846      $ 36,476       $
                                                              ========      ========       ========
Capital lease obligations, net of current portion...........  $     16      $     16       $     16
Convertible preferred stock; $0.001 par value; 27,908,743
  shares authorized, actual and no shares authorized pro
  forma and pro forma as adjusted; 26,858,239 shares issued
  and outstanding actual; no shares issued and outstanding
  pro forma and pro forma as adjusted.......................   101,817            --             --
Stockholders' (deficit) equity:
  Common stock, $0.001 par value; 138,586,207 shares
     authorized, actual; 151,000,000 shares authorized, pro
     forma and pro forma as adjusted; 5,232,084 shares
     issued and outstanding, actual; 32,090,323 shares
     issued and outstanding, pro forma;           shares
     issued and outstanding, pro forma as adjusted..........         5            32
  Preferred stock, $0.001 par value; no shares authorized,
     actual and pro forma and        shares authorized pro
     forma as adjusted; no shares issued and outstanding
     actual, pro forma and pro forma as adjusted............
  Additional paid-in capital................................        --        99,420
  Deferred compensation, net................................    (2,402)       (2,402)        (2,402)
  Accumulated other comprehensive loss......................        (4)           (4)            (4)
  Accumulated deficit.......................................   (66,574)      (66,574)       (66,574)
                                                              --------      --------       --------
     Total stockholders' (deficit) equity...................   (68,975)       30,472
                                                              --------      --------       --------
       Total capitalization.................................  $ 32,842      $ 30,472       $
                                                              ========      ========       ========

     The above data exclude:

     - 2,091,938 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2001 with a weighted average exercise price of $1.58 per share;

     - 5,333,332 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2001 with an exercise price of $0.01 per share;

     - 286,341 shares of common stock available for future issuance or grant under our 1998 equity incentive plan, as amended; and

     - 1,470,500 shares of common stock subject to vesting or forfeiture under restricted stock agreements.

                                    DILUTION

     As of December 31, 2001 the pro forma net tangible book value of our common stock was approximately $30.5 million, or $0.95 per share, after giving effect to our domestication into the State of Delaware and the conversion of all outstanding convertible preferred stock into shares of our common stock upon the closing of this offering. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the 32,090,323 shares of common stock outstanding after giving effect to the conversion of all shares of outstanding convertible preferred stock and the payment of $
in accrued cash dividends to the holders of shares of series C convertible preferred stock upon the closing of this offering. Dilution in pro forma net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share immediately following the offering.
After giving effect to the issuance and sale of the           shares of common
stock in this offering, at an assumed offering price of $          per share and
after deducting estimated underwriting discounts and commissions, estimated offering expenses payable by us, our pro forma net tangible book value as of
December 31, 2001 would have been $          million or $          per share.
This represents an immediate increase in pro forma net tangible book value to
existing stockholders of $          per share. The initial public offering price
per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase common stock in this offering will
suffer an immediate dilution of their investment of $          per share. The
following table illustrates this per share dilution:

Assumed initial public offering price...............................    $
     Pro forma net tangible book value as of December 31,
  2001......................................................  $
     Increase attributable to new investors in this
  offering..................................................
                                                              ------
Pro forma net tangible book value after this offering...............
                                                                        ------
Dilution of net tangible book value to new investors................    $
                                                                        ======

     If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma net tangible book value
per share after the offering would be $          per share, the increase in pro
forma net tangible book value per share to existing stockholders would be
$          per share and the dilution to new investors purchasing shares in this
offering would be $          per share.

     The following table summarizes, on a pro forma basis, giving effect to our domestication into the State of Delaware and to the conversion of all of our outstanding convertible preferred stock into shares of common stock, and the
payment of $          in accrued cash dividends to the holders of shares of
series C convertible preferred stock, as of December 31, 2001, the differences between the number of shares purchased from Novirio, the total consideration paid to Novirio and the average price per share paid by existing stockholders and by new investors. The calculation below is based on an assumed initial
public offering price of $          per share, before deduction of estimated
underwriting discounts and commissions, estimated offering expenses payable by us:

                                           SHARES PURCHASED     TOTAL CONSIDERATION    AVERAGE
                                          -------------------   -------------------   PRICE PER
                                           NUMBER    PERCENT    AMOUNT     PERCENT      SHARE
                                           ------    -------    ------     -------    ---------
Existing stockholders...................                     %     $              %       $
New investors...........................
                                          --------   --------      --     --------
          Total.........................                     %     $              %
                                          ========   ========      ==     ========

     The tables above assume no exercise of stock options or warrants outstanding as of December 31, 2001. At December 31, 2001, there were 2,091,938 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $1.58 per share. As of December 31, 2001, there were warrants outstanding that, upon completion of this offering, will be exercisable for 5,333,332 shares of common stock at an exercise price of $0.01 per share. If we close the offering at a per share price of at least $9.90 and receive at least $40 million in net proceeds, the number of shares subject to these warrants would be reduced to 1,777,777 shares. To the extent that outstanding options or warrants are exercised in the future, there will be further dilution to new investors. To the extent all of such outstanding options and warrants had been exercised as of December 31, 2001, pro forma net tangible
book value per share after this offering would be $          and total dilution
per share to new investors would be $          .

     If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the number of shares held by new
investors will increase to           shares, or           % of the total number
of shares of common stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     This section presents our selected consolidated financial data, which should be read carefully in conjunction with our consolidated financial statements and related notes included in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The financial data below give effect to our domestication into the State of Delaware.

     We derived the consolidated statement of operations data for the years ended December 31, 1999, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000 and 2001 from the consolidated financial statements which have been audited by PricewaterhouseCoopers LLP, independent accountants, and which are included elsewhere in this prospectus. We derived the consolidated statement of operations data for the period from May 1, 1998 through December 31, 1998 and the consolidated balance sheet data as of December 31, 1998 and 1999 from the audited consolidated financial statements which are not included elsewhere in this prospectus. Historical results are not necessarily indicative of future results. See the notes to the consolidated financial statements for an explanation of the method used to determine the number of shares used in computing historical basic and diluted, and pro forma basic and diluted, net loss per common share.

                                              PERIOD FROM
                                              MAY 1, 1998
                                              (INCEPTION)
                                                THROUGH         YEAR ENDED DECEMBER 31,
                                              DECEMBER 31,   ------------------------------
                                                  1998         1999       2000       2001
                                              ------------   --------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues....................................    $    --      $     --   $    100   $  1,299
Operating expenses(1):
  Research and development..................      1,068         4,398      7,377     20,858
  General and administrative................      1,520         2,978      3,992      7,287
  Sales and marketing.......................         76           101        386        998
                                                -------      --------   --------   --------
          Total operating expenses..........      2,664         7,477     11,755     29,143
                                                -------      --------   --------   --------
Loss from operations........................     (2,664)       (7,477)   (11,655)   (27,844)
Interest income, net........................        253           523        746        931
Other, net..................................        (30)          (34)     1,002       (422)
                                                -------      --------   --------   --------
Net loss....................................     (2,441)       (6,988)    (9,907)   (27,335)
Accretion of convertible preferred stock....       (172)       (1,479)    (5,163)   (30,502)
                                                -------      --------   --------   --------
Net loss attributable to common
  stockholders..............................    $(2,613)     $ (8,467)  $(15,070)  $(57,837)
                                                =======      ========   ========   ========
Basic and diluted net loss per common
  share.....................................    $ (3.17)     $  (4.15)  $  (4.46)  $ (12.02)
                                                =======      ========   ========   ========
Shares used in computing basic and diluted
  net loss per common share.................        824         2,041      3,376      4,811
Unaudited pro forma basic and diluted net
  loss per common share.....................                                       $  (0.86)
                                                                                   ========
Shares used in computing unaudited pro forma
  basic and diluted net loss per common
  share.....................................                                         31,669

                                                             AS OF DECEMBER 31,
                                                  ----------------------------------------
                                                   1998       1999       2000       2001
                                                  -------   --------   --------   --------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.......................  $ 9,239   $ 15,711   $ 10,161   $ 38,846
Working capital.................................    8,762     14,981      7,311     35,281
Total assets....................................   10,581     17,634     11,830     44,945
Capital lease obligations, net of current
  portion.......................................        9         21         37         16
Deferred revenue................................       --         --         --      5,884
Convertible preferred stock.....................   12,454     26,654     32,717    101,817
Stockholders' deficit...........................   (2,447)   (10,016)   (24,118)   (68,975)

---------------
(1) In the period from May 1, 1998 through December 31, 1998 and in the years ended December 31, 1999, 2000 and 2001, stock-based compensation expenses included in operating expenses amounted to approximately:

                                                   1998       1999       2000       2001
                                                  -------   --------   --------   --------
Research and development........................  $   130   $    637   $  1,560   $  7,284
General and administrative......................        1        568        317        501
Sales and marketing.............................       --         --         --         19
                                                  -------   --------   --------   --------
                                                  $   131   $  1,205   $  1,877   $  7,804
                                                  =======   ========   ========   ========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations should be read together with "Selected Consolidated Financial Data," and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements based on current expectations and related to future events and our future financial performance that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     Novirio is a biopharmaceutical company engaged in the discovery and development of drugs for the treatment of human viral and other infectious diseases. Our lead drug candidate is telbivudine for the treatment of chronic hepatitis B. We are conducting Phase IIb clinical trials and expect to commence Phase III clinical trials of telbivudine in the second half of 2002. We are also developing valtorcitabine in combination with telbivudine to address those patient populations for whom single drug therapy may not be optimal. We are conducting Phase I/II clinical trials of valtorcitabine and expect to commence Phase IIb clinical trials of the combination in mid 2003. We have demonstrated safety and antiviral activity against HCV infection using our HCV drug candidates. We expect to commence a Phase I/II clinical trial for an HCV drug candidate in late 2002. In addition to our HBV and HCV drug candidates, we are also currently developing drug candidates for the treatment of HIV infection.

     We have funded our operations to date primarily through net proceeds from private placements of convertible preferred stock of $68.4 million and proceeds received under collaborative research and development agreements of $4.0 million. All of our drug candidates are currently in development and have yet to be submitted for approval to any regulatory authority. We are unable to predict when, if ever, we will be able to commence sales of any product. Even if we successfully develop and receive appropriate regulatory approvals for any of our drug candidates, sales would not commence for at least several years. Accordingly, our sources of potential funding for the next several years are expected to include proceeds from this offering, upfront license and other fees, funded research and development payments and milestone payments under existing and future collaborative arrangements.

     To date, we have recognized revenues from a development collaboration that we have entered into with Sumitomo and government grants. We derived 94.4% of our total revenues for the year ended December 31, 2001 from our collaboration arrangement with Sumitomo. We expect additional revenues from this collaboration in the form of research funding, research, regulatory and commercialization milestones and royalties from sales of telbivudine, if successfully developed. We may enter into other collaborations as part of our business development and commercialization strategy.

     We have incurred substantial losses to date and, as of December 31, 2001, we had an accumulated deficit of approximately $66.6 million. We incurred net losses of approximately $7.0 million, $9.9 million and $27.3 million for 1999, 2000 and 2001, respectively. Our losses have resulted principally from costs associated with research and development expenses, including clinical trial costs, and general and administrative activities. As a result of planned expenditures for future research and development activities and the expansion of our operational and administrative infrastructure, we expect to incur additional operating losses for the foreseeable future.

     Through December 31, 2001, we have incurred research and development costs totaling $12.3 million relating to the development of our hepatitis B and hepatitis C drug candidates. Our lead drug candidate, telbivudine, is currently in Phase IIb clinical trials. Generally, the most significant costs associated with drug discovery and development are the costs associated with Phase II and Phase III clinical trials. As we continue the development of these drug candidates, we expect that we will incur substantial additional research and development expenses prior to the time, if ever, that we receive revenues from the sale of any of our hepatitis B and hepatitis C drug candidates. Specifically, we currently anticipate that we will incur research and development expenses in estimated amounts set forth below prior to submission of new drug applications to the FDA for our hepatitis B and hepatitis C drug candidates:

                                                                       ESTIMATED AMOUNTS
                                                                        OF RESEARCH AND
                                                                          DEVELOPMENT
                                                                           EXPENSES
                                                      CURRENT STAGE        EXPECTED
DRUG CANDIDATE                                        OF DEVELOPMENT    TO BE INCURRED
--------------                                        --------------   -----------------
telbivudine.........................................  Phase IIb          $ 65 million
valtorcitabine......................................  Phase I/II           70 million
hepatitis C candidates..............................  Preclinical         140 million

     We do not expect any of our drug candidates to be commercially available for at least several years. The time and cost to complete clinical development of these drug candidates may vary and is dependent upon a number of factors, including the success of our clinical trials, the availability of financial resources and the other factors set forth under the heading "Risk
Factors -- Risks Related to Development, Clinical Testing and Regulatory Approval of Our Drug Candidates" on page 10.

RESULTS OF OPERATIONS

COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 2000 AND 2001

     Revenues

     Total revenues were $100,000 for the year ended December 31, 2000 as compared with $1.3 million for the year ended December 31, 2001. The increase in total revenues of $1.2 million was due to license fees and collaborative research and development revenues earned in 2001 from our collaboration with Sumitomo.

     Research and Development Expenses

     Research and development expenses were $7.4 million for the year ended December 31, 2000 as compared with $20.9 million for the year ended December 31, 2001. The increase of $13.5 million was primarily due to a $5.7 million increase in non-cash stock compensation expenses associated with the granting of stock options and restricted share awards, increased expenses related to clinical trials of $4.6 million primarily attributable to the development of telbivudine and valtorcitabine, a $1.6 million increase in salary and other payroll-related expenses as a result of the hiring of additional research and development personnel and the costs of establishing a 6,900 square foot laboratory facility in Cambridge, Massachusetts in 2001. We expect to continue to devote substantial resources to research and development and we expect that research and development expenses will continue to increase substantially in the future.

     General and Administrative Expenses

     General and administrative expenses were $4.0 million for the year ended December 31, 2000 as compared with $7.3 million for the year ended December 31, 2001. The increase of $3.3 million was due to an increase of $1.5 million in consulting fees, payment of foreign withholding taxes of $611,000 and a $577,000 increase in legal expenses, primarily attributable to patent prosecution and maintenance activities. We expect that our general and administrative expenses will increase substantially in the future as we expand our business development, finance and accounting staff, add infrastructure and incur additional costs associated with being a public company, including directors' and officers' liability insurance, investor relations programs and increased professional fees.

     Sales and Marketing Expenses

     Sales and marketing expenses were $386,000 for the year ended December 31, 2000 as compared with $998,000 for the year ended December 31, 2001. The increase of $612,000 was primarily due to increased costs relating to website development and increased conference sponsorship expenditures.

     Interest Income, Net

     Net interest income was $746,000 for the year ended December 31, 2000 as compared with $931,000 for the year ended December 31, 2001. The increase of $185,000 in 2001 was due to higher average cash balances in 2001 offset, in part, by lower rates of interest.

     Gain on Sale of Equity Investment

     Gain on sale of equity investment was $1.3 million for the year ended December 31, 2000. The gain of $1.3 million was attributed to the sale of a portion of our equity investment in Pharmasset, Ltd., a related party, during the year ended December 31, 2000. We made no sales of equity investments in 2001.

     Income Taxes

     Income tax expenses were $394,000 for the year ended December 31, 2000 as compared with $368,000 for the year ended December 31, 2001. Our income tax expense consists of tax expense incurred by our U.S., French and Netherlands subsidiaries. Our U.S. and French subsidiaries performed services for Novirio Pharmaceuticals Limited and were reimbursed for these costs, plus a profit margin. The decrease in income taxes was primarily due to lower income tax expense on decreased intercompany revenues earned by our U.S. subsidiary in 2001.

COMPARISON OF FISCAL YEARS ENDED DECEMBER 31, 1999 AND 2000

     Revenues

     We had no revenues for the year ended December 31, 1999 as compared with total revenues of $100,000 for the year ended December 31, 2000. The increase of $100,000 was due to government research grants recorded as revenue in 2000.

     Research and Development Expenses

     Research and development expenses were $4.4 million for the year ended December 31, 1999 as compared with $7.4 million for the year ended December 31, 2000. The increase of $3.0 million was due to increased expenses related to clinical trials of $1.6 million primarily attributable to the development of telbivudine, a $923,000 increase in non-cash stock compensation expenses associated with the granting of stock options and restricted share awards, and a $389,000 increase in salary and other payroll-related expenses as a result of the hiring of additional research and development personnel.

     General and Administrative Expenses

     General and administrative expenses were $3.0 million for the year ended December 31, 1999 as compared with $4.0 million for the year ended December 31, 2000. The increase of $1.0 million was due to a $287,000 increase in salary and other payroll-related expenses as a result of the hiring of additional administrative staff, a $205,000 increase in consulting fees and a

$200,000 increase in legal expenses principally attributable to patent prosecution and maintenance activities.

     Sales and Marketing Expenses

     Sales and marketing expenses were $101,000 for the year ended December 31, 1999 as compared with $386,000 for the year ended December 31, 2000. The increase of $285,000 was due to increased salary and other payroll-related expenses as a result of hiring additional marketing personnel and higher marketing literature costs.

     Interest Income, Net

     Net interest income was $523,000 for the year ended December 31, 1999 as compared with $746,000 for the year ended December 31, 2000. The increase of $223,000 was due to higher average cash balances in 2000.

     Gain on Sale of Equity Investment

     Gain on sale of equity investment was $0 for the year ended December 31, 1999 as compared with $1.3 million for the year ended December 31, 2000. The gain of $1.3 million was attributed to the sale of a portion of our equity investment in Pharmasset, Ltd., a related party, during the year ended December 31, 2000.

     Income Taxes

     We had an income tax benefit of $17,000 for the year ended December 31, 1999 as compared to an income tax expense of $394,000 for the year ended December 31, 2000. The increase of $411,000 in income tax expense was due to increased taxes for our French subsidiary in 2000. Our French subsidiary recognized tax credits in 1999 that did not recur in 2000.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception in 1998, we have financed our operations primarily through the net proceeds from private placements of convertible preferred stock of $68.4 million, and payments received under collaborative research and development agreements of $4.0 million. We had $10.2 million and $38.8 million in cash and cash equivalents as of December 31, 2000 and 2001, respectively.

     Net cash used in operating activities was $7.1 million and $14.0 million for the years ended December 31, 2000 and 2001, respectively. The increase in net cash used in operating activities from the year ended December 31, 2000 to the year ended December 31, 2001 was due to a larger net loss, excluding stock-based compensation, during the year ended December 31, 2001, and an increase in accounts receivable offset by an increase in deferred revenue associated with the Sumitomo collaboration.

     Net cash provided by investing activities was $1.5 million for the year ended December 31, 2000 and net cash used in investing activities was $1.1 million for the year ended December 31, 2001. The changes were due to capital expenditures of $344,000 and $1.1 million for the years ended December 31, 2000 and 2001, respectively. We also received proceeds of $1.8 million from the sale of an equity investment during the year ended December 31, 2000.

     Net cash provided by financing activities was $58,000 and $43.8 million for the years ended December 31, 2000 and 2001, respectively. The net cash provided by financing activities for the year ended December 31, 2000 was due to the issuance of common stock. The net cash provided by financing activities for the year ended December 31, 2001 was due to the issuance of series C convertible preferred stock.

     In connection with an operating lease commitment, we issued a letter of credit collateralized by cash deposits. We classify these cash deposits on our consolidated balance sheets as current or noncurrent restricted cash based on the expected release date of the restriction.

     We believe that the net proceeds from this offering, together with our current cash and cash equivalents, and funding expected to be received under the Sumitomo collaboration, will be sufficient to satisfy our anticipated cash needs for at least the next two years. However, it is possible that we will seek additional financing within this period of time. We may raise additional funds through public or private financing, collaborative relationships or other arrangements. Additional funding, if sought, may not be available to us or, if available, may not be on terms favorable to us. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise funds when needed may harm our business and operating results.

     Set forth below is a description of our contractual cash obligations as of December 31, 2001.

                                                            PAYMENTS DUE BY PERIOD
                                              ---------------------------------------------------
                                                        LESS THAN    ONE TO THREE    FOUR TO FIVE
CONTRACTUAL CASH OBLIGATIONS                  TOTAL     ONE YEAR        YEARS           YEARS
----------------------------                  -----     ---------    ------------    ------------
                                                                (IN THOUSANDS)
Operating and capital leases................  $2,472     $  866         $1,490           $116
Employment and consulting agreements........     932        932             --             --
                                              ------     ------         ------           ----
Total contractual cash obligations..........  $3,404     $1,798         $1,490           $116
                                              ======     ======         ======           ====

     We expect to pay $     in accrued cash dividends to holders of shares of
series C convertible preferred stock as of the closing of this offering. See "Dividend Policy" on page 24.

     We have agreed to loan to Jean-Pierre Sommadossi, our Chairman and Chief Executive Officer, $2.0 million on a secured basis upon completion of this offering, to enable him to purchase a home in the Cambridge, Massachusetts area.

CRITICAL ACCOUNTING POLICIES

     In December 2001, the Securities and Exchange Commission, which we refer to as the SEC, requested that all registrants discuss their most "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of a company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements, we believe the following accounting policies to be critical:

COLLABORATIVE RESEARCH AND DEVELOPMENT REVENUE

     We recognize revenues relating to our collaborative research and development arrangements in accordance with the SEC's Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements." Revenues under such collaborative research and development arrangements may include non-refundable license fees, milestones and collaborative research and development payments from collaborative partners.

     Where we have continuing performance obligations under the terms of a collaborative arrangement, non-refundable license fees are recognized as revenue over the period we complete our performance obligations. Where our level of effort is relatively constant over the performance period, the license fee revenue is recognized on a straight-line basis. We have estimated the period over which we will complete our performance obligations under our development contract to be five years. If this estimated performance period changes, then we will record an adjustment to the cumulative revenue recognized under the agreement, and will record the remaining unrecognized non-refundable license fees over this new performance period. Significant judgments and estimates are involved in determining the estimated development period and different assumptions could yield materially different results.

     Payments received from collaborative partners for research and development efforts by us are recognized as revenue over the contract term as the related costs are incurred. We recognize such revenue only if we believe that collection of these amounts is reasonably assured. This assessment involves judgment on our part. If we do not believe that collection of amounts billed, or amounts to be billed to our collaborators, is reasonably assured, then we defer revenue recognition.

     Revenues from milestones related to an arrangement under which we have continuing performance obligations, if deemed substantive, are recognized as revenue upon achievement of the milestone. Milestones are considered substantive, if all of the following conditions are met: the milestone is non-refundable; achievement of the milestone was not reasonably assured at the inception of the arrangement; substantive effort is involved to achieve the milestone; and the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with the achievement of the milestone. If any of these conditions are not met, the milestone payment is deferred and recognized as revenue as we complete our performance obligations, on a percentage of completion basis, over the term of the collaboration. To date, we have not recognized any milestone revenue.

STOCK-BASED COMPENSATION

     In connection with the grant of stock options to employees in 2001, we recorded an aggregate amount of $2.9 million in deferred stock compensation within stockholders' deficit. These options were considered compensatory because the deemed fair value of the underlying share of common stock, as subsequently determined, was greater than the exercise price on the date of grant. The determination of the fair value of our common stock involves significant judgment on our part because such shares are not publicly traded. In determining the fair value, our board of directors considered the price at which we sold shares of convertible preferred stock to investors, the development stage of our drug candidates and general economic and market conditions. As of December 31, 2001, we had an aggregate of $2.4 million of deferred stock compensation remaining to be amortized. We expect to recognize amortization of deferred stock compensation related to stock options granted to date of approximately $700,000, $700,000, $700,000 and $300,000 during the years ending December 31, 2002, 2003,
2004 and 2005, respectively. We are amortizing deferred stock compensation over the vesting period of the related stock options, under the provisions of Accounting Principles Board Opinion No. 25. The amount of stock compensation actually recognized in future periods could decrease if unvested stock options for which accrued compensation expense has been recorded are forfeited.

     We have entered into restricted stock agreements with certain of our employees and non-employee consultants. During the years ended December 31, 1999, 2000 and 2001, we recognized $1.2 million, $1.9 million and $7.3 million, respectively, of stock compensation expense related to the restricted stock grants. The grants to non-employees require variable accounting treatment until June 2002 and, as a result, the compensation expense to be recognized in future periods may increase due to a corresponding increase in our stock price.

     For purposes of our consolidated statements of operations, we have allocated stock-based compensation expense to the appropriate expense category based on the nature of the service provided by the recipients of the stock option and restricted stock grants. During 2002, we have continued to grant options to purchase common stock. As a result of these additional awards and the periodic changes in the fair value of our common stock, we anticipate recording additional stock-based compensation in 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations," or SFAS No. 141, and SFAS No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142. The statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and intangible assets with indefinite lives not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized when incurred. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001, and therefore SFAS No. 142 was adopted by Novirio on January 1, 2002. The adoption of SFAS No. 141 and 142 will not have a significant impact on our financial statements.

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," or SFAS No. 143, which is effective for fiscal years beginning after June 15, 2002. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires, among other things, that the retirement obligations be recognized when they are incurred and displayed as liabilities on the balance sheet. In addition, the asset's retirement costs are to be capitalized as part of the asset's carrying amount and subsequently allocated to expense over the asset's useful life. We believe that the adoption of SFAS No. 143 will not have a significant impact on our financial statements.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS No. 144, which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. This Statement develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addressing the principal implementation issues. We believe that the adoption of SFAS No. 144 will not have a significant impact on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk represents the risk of loss that may impact our financial position, operating results or cash flows due to changes in United States interest rates. The primary objective of our investment activities is to preserve capital until it is required to fund operations. To minimize risk, we maintain our portfolio of cash and cash equivalents in commercial paper and money market funds. Since our investments are short-term in duration, we believe that we are not subject to any material market risk exposure. We do not have any foreign currency or other derivative financial instruments.

                                    BUSINESS

OVERVIEW

     Novirio is a biopharmaceutical company engaged in the discovery and development of drugs for the treatment of human viral and other infectious diseases. Our current focus is on the treatment of infections caused by hepatitis B virus, or HBV, hepatitis C virus, or HCV, and human immunodeficiency virus, or HIV. Currently approved therapies do not adequately treat these viral diseases due to factors such as limited antiviral potency, the emergence of viral strains resistant to drug therapies and patient non-compliance due to drug-related side effects and inconvenient dosing regimens. We believe that substantial opportunities exist for improved treatments that address these limitations, and we are building a commercial infrastructure to capitalize on these opportunities. Each of our drug candidates is a small molecule antiviral compound that is intended to have significant competitive advantages over currently approved treatments in one or more areas, such as safety, effectiveness, resistance profile or convenience of dosing.

     Our lead drug candidate is telbivudine for the treatment of chronic hepatitis B, an inflammatory liver disease associated with chronic HBV infection. We believe telbivudine will demonstrate improved effectiveness when compared to lamivudine, the leading approved treatment for chronic hepatitis B. We are conducting Phase IIb clinical trials and expect to commence Phase III clinical trials of telbivudine in the second half of 2002. We are also developing valtorcitabine in combination with telbivudine to address those patient populations for whom single drug therapy may not be optimal. We are conducting Phase I/II clinical trials of valtorcitabine and expect to commence Phase IIb clinical trials of the combination in mid 2003. We believe that the development of two or more drug candidates will enable us to treat the broadest possible HBV-infected patient population and to establish a franchise in this therapeutic area.

     Using a similar development strategy to address the HCV market, we have identified a class of compounds that has demonstrated safety and antiviral activity against HCV infection. In late 2002, we expect to commence a Phase I/II clinical trial of our first HCV drug candidate. We further expect that the class of compounds we have discovered will yield additional HCV drug candidates which may be used alone or in combination with other drugs.

     In addition to our HBV and HCV candidates, we are also developing a drug candidate for HIV. Each of these drug candidates has been discovered within a focused compound library of nucleosides and non-nucleosides. These classes of compounds have a proven record of success as antiviral agents and can also be used to target other infectious diseases. Our core knowledge in nucleoside chemistry has enabled us to synthesize and optimize new drug leads with significant antiviral activity. By applying our medicinal chemistry expertise to the analysis of structure-activity relationships, or SARs, among related compounds, we believe that we can continue to enlarge our compound library and expand our ability to identify, optimize and develop drug candidates that will be safe and potent anti-infective agents.

BACKGROUND ON ANTIVIRAL THERAPY

     Overview of Viruses

     Viruses are infectious agents that cannot replicate by themselves. Viral replication occurs only inside living host cells in a process that uses the host cell's energy production and protein synthesis functions. The viral life cycle can be divided into specific steps:

     - infectious virus particles bind to and enter specific cell types;

     - once inside the cell, viral genetic information, or genomes, consisting of deoxyribonucleic acid, or DNA, or ribonucleic acid, or RNA, is released and replicated;

     - viral structural proteins are synthesized by the host cell and virus assembly occurs; and

     - the newly created viruses exit the cell to start another cycle of infection and replication.

     Nature contains a wide diversity of viruses that infect specific hosts and cell types. The consequences of the interaction between the virus and the host cells and organism also vary widely, such that some viral infections are virtually asymptomatic, while others have a profound effect on host cells that leads to the manifestation of characteristic disease states.

     Advantages of Viral Polymerases as Antiviral Targets

     The nature of the viral life cycle poses a specific challenge to antiviral therapy, namely how to inhibit a process that is heavily linked to host cell activities without damaging the host cells themselves. Many pharmaceutical and biopharmaceutical companies are pursuing antiviral therapy that targets host cell enzymes, but drug toxicity remains a major drawback of this approach. An alternative approach, which has been successfully deployed in the development of many currently approved antiviral therapeutics, is to focus on the process of viral replication. Viral replication is a part of the viral life cycle that is dependent on virus-encoded rather than host cell enzymes. Targets for antiviral therapeutics include viral polymerases, the enzymes that replicate viral genetic information.

     Viruses replicate their genomes through one of three fundamental processes that require three distinct types of polymerase molecules:

     - many DNA viruses replicate their DNA genome using DNA-dependent DNA polymerases in a manner similar to host cells;

     - some RNA viruses, including HCV, replicate through a direct RNA replication process driven by a unique RNA-dependent RNA polymerase, or RdRP;

     - as a subclass of RNA viruses, retroviruses, including HIV, replicate by converting RNA templates into DNA using an RNA-dependent DNA polymerase, or reverse transcriptase.

     Certain viruses, including hepadnaviruses, of which HBV is a member, replicate by an enzyme that combines the function of reverse transcriptase and DNA-dependent DNA polymerases.

     While host cells use DNA-dependent DNA polymerases to replicate their genomes, host cells do not contain enzymes analogous to the viral reverse transcriptase or RdRP enzymes. This important distinction facilitates the design of selective inhibitors of viral replication, which recognize viral but not host cell polymerases.

     A further advantage of polymerases as antiviral targets is that they are very well-studied enzymes. Researchers have elucidated the three-dimensional structures of the HIV reverse transcriptase and HCV RdRP and compared them to the structures of other viral and nonviral polymerases. Despite many overall similarities among the polymerase structures of several viruses, the architectural differences among individual viral polymerases allow the design of inhibitors that are specific to a single virus polymerase.

     Advantages of Nucleosides and Nucleoside Analogs as Antiviral Therapeutics

     Nucleosides and nucleoside analogs are small molecules which effectively target viral polymerases. Naturally occurring nucleosides are modified in cells to generate derivatives, termed nucleotides, that are utilized by polymerases as the basic building blocks of DNA and RNA genetic material. Antiviral nucleoside drugs are typically nucleoside analogs, molecules that are chemically modified versions of one of the natural nucleosides. Mimicking the role of natural nucleosides, antiviral nucleoside drugs are generally incorporated by viral polymerases into replicating viral genomes. This event impairs either the synthesis or the functionality of the resultant viral genome and therefore suppresses viral replication.

     As drugs, nucleosides and nucleoside analogs generally offer high selectivity, excellent potency, long duration of action, potential once-a-day oral administration and relatively straightforward scale-up and manufacture. As a result, nucleosides and nucleoside analogs are particularly well-suited for the extended treatment of chronic viral diseases.

     The benefits of nucleosides and nucleoside analogs are borne out by a proven track record of scientific and commercial success as antiviral treatments for hepatitis B, hepatitis C and HIV. At present, there are seven nucleoside analogs approved for the treatment of HIV. The standard treatment for HIV infection includes two nucleoside analogs combined with a third drug from another class to form triple combination therapy. In the United States, the nucleoside analog lamivudine is one of only two currently approved therapies for the treatment of hepatitis B. The standard of care for the treatment of hepatitis C is a combination of ribavirin, a ribonucleoside, in combination with interferon. We estimate that the current worldwide market for hepatitis B, hepatitis C and HIV treatments is $250-300 million, $1.2 billion and $4 billion, respectively.

     Resistance to Antiviral Therapy

     One major challenge that confronts the use of nucleosides as antiviral agents is the development of viral resistance. The ability of viruses to spontaneously mutate can lead to the emergence of drug-resistant viral strains during the course of treatment with suppressive antiviral therapy. This phenomenon has been particularly well-documented in the HIV arena. Resistance occurs because viruses continually make billions of copies of themselves, some of which will contain mutations in their genetic material. Mutations that confer a replication advantage, even in the presence of a suppressive antiviral drug, will give rise to the emergence of viral strains that are resistant or partially resistant to that antiviral drug. These viral mutants, while initially found in low amounts, can become the predominant strain in an infected patient undergoing antiviral drug therapy.

     The treatment of HIV offers an example of how resistance can be combated. The current standard of care for patients infected with HIV is a form of combination therapy referred to as highly active antiretroviral therapy, or HAART, in which patients are treated with three or more drugs that are ideally directed against different targets. A principal objective of HAART is to delay the onset of viral resistance by mounting a more potent suppression of viral replication with multiple drugs and by making it more difficult for a virus to generate the number of mutants required to allow it to replicate in the presence of all of the drugs.

     Potent suppression of viral replication drives down the number of viral replication events, thereby reducing the chance of developing mutant strains that are resistant. In the case of HBV, and perhaps other viruses, potent antiviral suppression may also decrease the amount of virus within a patient's blood to a level where the patient's own immune system may be capable of gaining control of the infection. Therefore, we believe that achieving maximum suppression of viral replication is a key objective of any antiviral development program.

BACKGROUND ON TARGET MARKETS

     Hepatitis

     Hepatitis refers to inflammation of the liver. It can result from infection with one of seven known, distinct viruses. The most common forms are hepatitis A, hepatitis B and hepatitis C. Hepatitis A is an acute disease from which individuals typically recover and is fatal in less than 1% of cases. In contrast, hepatitis B and hepatitis C often become chronic progressive liver disorders, potentially leading to liver scarring, also known as cirrhosis, and death from liver failure or liver cancer. Given the lack of recognizable symptoms, acute hepatitis B and hepatitis C often go undiagnosed. Consequently, patients typically will develop chronic hepatitis B and chronic hepatitis C and often have these diseases for many years before they are diagnosed either through medical screening or through the development of signs of advanced chronic liver disease, such as persistent fatigue and nausea, skin changes, poor appetite, abdominal swelling or generalized swelling, persistent jaundice, and nervous system manifestations.

     Because hepatitis A is usually self-resolving, antiviral development efforts are generally directed at patients with chronic hepatitis B and chronic hepatitis C, who are at risk for progressive liver disease and death.

     Hepatitis B

     The World Health Organization, or WHO estimates that up to 350 million people, or roughly 5-6% of the world's population, have chronic hepatitis B infection. A separate source estimates that approximately 11 million people in the United States, Europe and Oceania, and approximately 280 million people in Asia have chronic hepatitis B infection. The WHO also estimates that approximately 1 million people worldwide die annually due to hepatitis B-related diseases, such as cirrhosis and liver cancer, making hepatitis B disease the ninth most common specific cause of death worldwide. Although a safe and effective vaccine is available for preventing HBV infection, it is currently not fully utilized in many parts of the world, particularly in developing nations. Additionally, HBV vaccines are not effective for treating persons who have already acquired HBV infection.

     An industry source estimates that 50 million new HBV infections occur annually worldwide. Among adults newly infected with HBV, approximately 90-95% develop an acute infection that resolves following the development of an immune response to the virus. However, 5-10% of infected adults as well as 70-90% of HBV-infected infants fail to clear the virus and consequently develop a chronic HBV infection. Up to 40% of persons with chronic HBV infection may then develop underlying liver disease.

     Initial HBV infection is characterized by the appearance of several HBV-specific markers detectable in a patient's blood. These markers include hepatitis B surface antigen, or HBsAg, hepatitis B e antigen, or HBeAg, and high levels of HBV DNA reflecting the presence of numerous HBV viral particles in the blood. Chronic hepatitis B is defined as HBV infection documented for greater than six months, usually through the repeated detection of HBsAg in a patient's blood.

     The liver disease progression in chronically HBV-infected persons varies, depending on when and how effectively that patient's immune system initiates a response against the infection. HBV infection by itself results in minimal damage to infected liver cells. Rather, most liver damage appears to be due to the patient's immune response to HBV infection, which results in immune-mediated killing of cells harboring HBV. Killing of liver cells releases liver-derived enzymes into the bloodstream, most notably alanine aminotransferase, or ALT, and aspartate aminotransferase, or AST, which are detected at elevated levels in the blood of patients with viral hepatitis and are the markers most often utilized for monitoring disease activity in hepatitis patients. The liver inflammation caused by the immune system response to HBV infection, when persisting over long periods of time, may result in progressive scarring of the liver, leading to liver failure or liver cancer.

     In some persons with chronic hepatitis B, the HBV infection can spontaneously abate, even after years of chronic infection, through a process called e-seroconversion, in which the levels of HBeAg in a patient's blood become undetectable and antibodies to HBeAg appear. One of the principal goals of antiviral therapy for hepatitis B is to strongly inhibit HBV replication as a means to accelerate or induce this e-seroconversion process, subsequently leading to a reduction in liver inflammation. Most patients who achieve the clinical milestone of e-seroconversion maintain this therapeutic response, with persistently improved serum ALT levels and evidence of reduced liver inflammation in follow-up liver biopsies even after discontinuation of antiviral therapy. Even patients treated with effective antiviral therapies who fail to achieve e-seroconversion can nonetheless experience reduced liver inflammation in response to antiviral therapy, as long as the HBV viral load in their blood remains suppressed with continued therapy. Therefore, common endpoints for clinical studies of treatment for chronic HBV infection include e-seroconversion, improvements in liver inflammation, and normalized ALT levels in the blood, together with assessment of HBV DNA levels in blood over time.

     Lamivudine, currently marketed by GlaxoSmithKline plc, was commercially introduced as the first nucleoside-based antiviral therapy for the treatment of chronic hepatitis B. Lamivudine has largely replaced interferon alfa, the only other approved therapy in the United States, as the standard of care for hepatitis B. However, loss of e-antigen, a measure of clinical response, occurs in 17-32% of patients after one year of lamivudine treatment, and increases somewhat with more prolonged treatment. Although lamivudine is orally administered as a once-a-day therapy and is generally well-tolerated by patients, severe limitations of the effectiveness of the drug exist. This is due to the frequent development of viral mutations associated with viral resistance, which, based on recent studies, appears in 16-32% of patients during the first year of lamivudine treatment and cumulatively increases to more than 42% of patients after two years of treatment. After the emergence of lamivudine-resistant HBV infection, e-seroconversion drops to a rate that is indistinguishable from placebo treatment. We believe that some physicians and patients are choosing to limit or defer lamivudine treatment due to the frequent emergence of viral resistance and the suboptimal e-seroconversion rates in patients on prolonged lamivudine treatment.

     We estimate that the worldwide market for chronic hepatitis B therapeutics is $250-$300 million. We anticipate an increase in the size of the hepatitis B therapeutic market resulting from the availability of a greater number of safe and effective drugs for the treatment of hepatitis B disease, the simultaneous use of multiple drugs for a single patient and an increased number of patients seeking treatment for hepatitis B based upon heightened patient and prescriber awareness of available safe and effective treatment options.

     Hepatitis C

     Chronic HCV infection is usually associated with a slow but relentlessly progressive underlying liver disease. According to the WHO, approximately 170 million people, or roughly 2.7% of the world's population, are chronically infected with HCV. It has been estimated that 3-4 million new HCV infections occur worldwide annually. The U.S. Centers for Disease Control and Prevention, or CDC, have estimated that there are 35,000 new cases of HCV infection each year in the United States and that 8,000 patients die annually in the United States from complications resulting from this infection. Recent reports indicate that HCV-related deaths will increase substantially in coming years as current patients progress to advanced stages of liver disease. The incidence of chronic infection is under debate, but the CDC estimates indicate that 75-85% of individuals become persistently infected following exposure to HCV. Chronic HCV infection is one of the leading causes of chronic liver disease in the United States and is the leading cause of liver transplants. In industrialized countries, chronic HCV infection accounts for 40% of end-stage cirrhosis, 60% of liver cancer and 30% of liver transplants, all of which are direct consequences of the continued presence of active HCV infection in the liver over a number of years.

     There are at least six basic genotypes of HCV, with more than 100 subtypes, which vary in prevalence in different regions of the world. Each of these major genotypes may require different treatment options. HCV genotype 1 is the predominant genotype found in the United States, Japan and many European countries, representing 60-70% of the reported cases. This genotype is significantly less responsive than genotypes 2 or 3, the two other most common genotypes of HCV, to the currently approved therapies. An important goal for new HCV therapies is improved effectiveness against HCV genotype 1.

     The mechanisms by which HCV evades immune response and establishes a chronic infection remain uncertain. As an RNA virus, HCV exhibits a high rate of mutation. Recent evidence suggests that mutation within the viral sequences recognized by the host immune system may help HCV circumvent immune control. There is also evidence to suggest that HCV might directly suppress the immune response, an activity likely mediated through HCV proteins. The high rate of HCV mutation may be one reason behind the lack of emergence of any promising HCV vaccine.

     Several therapies based on interferon alfa are currently approved in the United States for the treatment of HCV infection. With the earliest approved treatment, interferon monotherapy, approximately 15% of treated patients achieve a sustained viral response, or SVR, defined as a prolonged normalization of ALT levels and the absence of detectable serum HCV RNA for six months or more after discontinuation of therapy. SVRs improved following the introduction of new therapies such as:

     - the combination of interferon alfa-2b with ribavirin, marketed as Rebetron(R); and

     - longer-lived pegylated forms of interferon alfa-2b and 2a.

     The current standard of care for the treatment of chronic hepatitis C is the combination of pegylated interferon alfa-2b and ribavirin, with an SVR of up to 60% overall. However, the SVR in patients infected with HCV genotype 1 is only about 42%, in contrast to a response rate of closer to 80% for genotypes 2 and 3. This accounts for disappointment with current therapy in North America, Europe, and Japan, the leading markets for HCV therapies, where most patients are infected with HCV genotype 1.

     In addition, both interferon alfa and ribavirin have significant side effects that reduce patient tolerability and compliance, and render current therapy problematic in patients with a variety of common, concomitant medical conditions. Greater than 30% of the patients receiving interferon experience influenza-like symptoms and, as interferon treatment progresses, may experience other severe and potentially dose-limiting adverse events such as fatigue, weight loss, emotional instability and depression. Frequently, interferon dosage must be reduced and may need to be discontinued in some patients because of severe side effects. Also, interferon-based therapy is usually inappropriate for patients with signs of cirrhosis-related liver failure, because treatment of such patients can be associated with severe bacterial infections and with worsening of the patient's liver disease. Ribavirin can induce hemolytic anemia and can be problematic for patients with pre-existing anemia, bone marrow suppression or renal failure. Ribavirin induced hemolytic anemia may cause deterioration in cardiac function and treatment with ribavirin may cause life threatening side effects in patients with a history of cardiac disease. Additionally, for certain patients, treatment with ribavirin has been associated with the occurrence of significant psychiatric events which may necessitate discontinuation of therapy.

     An industry source has estimated that the worldwide market for hepatitis C therapeutics currently exceeds $1.2 billion and will exceed $4 billion by 2005. The anticipated increase in the size of the hepatitis C therapeutic market is expected to result from the availability of convenient, better tolerated and more effective drugs for the treatment of the disease. Superior therapeutic options are anticipated to result in improved clinical outcomes and increased patient and prescriber awareness of better treatment options.

     HIV

     HIV infection is generally recognized as one of the world's most serious health problems. According to industry sources, an estimated 36-40 million people worldwide are infected with HIV and other sources have estimated that approximately 22 million people have died from AIDS since the epidemic began.

     Patients are monitored by two key parameters, the number of CD4+ T-cells in the blood, an indicator of the body's immune function, and the viral load. The goal of treatment is to keep viral load as low as possible for as long as possible through the use of combination therapy, such as HAART. The first drugs to prove effective against HIV infection were nucleoside analogs directed at the viral reverse transcriptase enzyme. HIV is especially prone to the development of resistance to a single therapeutic agent. Accordingly, the standard of care evolved from monotherapy to dual therapy and finally to the use of three drug combination therapy to maximally suppress HIV replication. These more aggressive treatment strategies have resulted in significant improvements in rates of morbidity and mortality for patients with HIV infection. These treatment strategies have also resulted in acceptance of measurement of reductions in the viral load as a surrogate marker for clinical benefit by regulatory authorities.

     Despite the extraordinary success seen with antiretroviral drugs, the currently approved treatments still have significant limitations. Patients must strictly adhere to complex therapeutic regimens for treatment of both HIV infection and opportunistic infections that may arise as a consequence of immunosuppression associated with AIDS. Many of the currently approved drugs interact pharmacologically and toxicity is common. As a result, it is estimated that up to 40% of HIV patients do not fully comply with their therapeutic regimen. Even brief instances of noncompliance with strict drug dosing regimens associated with these combination therapies may reduce the effectiveness of therapy and can accelerate the emergence of viral resistance. Recognizing that patients experienced difficulties adhering to these demanding therapeutic regimens and that treatment was causing some patients to develop resistance relatively early in their disease process, new guidelines now emphasize postponing treatment until absolutely necessary to limit the opportunity for resistance development due to problems with drug compliance. Nevertheless, the goals of drug development for HIV are to find agents that are active against resistant strains and to develop drugs which are simple to administer.

     An industry source has estimated that the worldwide therapeutic market for HIV is currently $4 billion.

     Evolving Treatment Strategies for Viral Infections, including Hepatitis and HIV

     The lessons learned from the treatment of HIV, specifically the improved antiviral response achieved with the progression of treatment standards from monotherapy to two-drug combinations to triple therapy, are potentially relevant to the treatment of chronic viral hepatitis as well as other chronic viral infections. Resistant viruses emerge when there is inadequate control of viral replication. The key to avoiding resistance is more effective suppression of viral replication, which can potentially be achieved with the development of better individual therapeutic agents and/or with combination treatment regimens. A lesson of similar importance is that toxicities can lead to either intolerance or poor compliance, resulting in drug failure. Thus, the goal of developing therapeutic regimens that are more potent must be balanced with factors such as drug tolerance and patient acceptability. The significant but still limited benefits of currently available therapeutic interventions for chronic viral hepatitis and HIV infections are well documented and the need to pursue more effective strategies is clear.

NOVIRIO SOLUTION

     Realizing the need for antiviral therapies which offer significant improvements over currently approved treatments, we are utilizing a focused compound library of nucleosides and non-nucleosides, as well as our expertise in the field of nucleoside chemistry, to develop drug candidates for use in monotherapy or in combination therapy for the treatment of viral and other infectious diseases. We believe that our drug candidates will be more effective and as safe or safer than currently available therapies for hepatitis B, hepatitis C and HIV.

     Novirio, through its drug discovery network, has discovered drug candidates for hepatitis B, hepatitis C and HIV based upon a focused compound library. Substantially all the compounds in this library have been synthesized for the purpose of targeting the viral polymerase involved in the viral replication cycle. Since polymerases are essential to the replication of most infectious agents, including other viruses, bacteria and fungi, we believe that we will be able to extend our experience with the polymerase enzyme and utilize this library to discover and develop therapeutic agents for the treatment of a wide variety of infectious diseases for which there is a significant unmet medical need.

     We have assembled and continue to enhance a management and scientific team which we believe has the expertise and experience necessary to discover, develop and commercialize our drug candidates. Our team includes leading experts in antiviral research and development with significant experience successfully discovering, developing and commercializing antiviral drug candidates. Working within major pharmaceutical companies and major academic institutions prior to joining Novirio, members of our team were substantively involved in the development and approval of nine antiviral treatments, the creation of more than $1 billion in product license revenue and the management of annual antiviral therapeutic sales in excess of $550 million. We also have two scientific advisory boards that include recognized experts in the fields of hepatitis and HIV therapeutics. These boards meet regularly and offer advice to us regarding our drug discovery, development and commercialization efforts.

     Since Novirio's inception in 1998, our efforts have advanced a number of drug candidates, including:

     - an HBV drug candidate, telbivudine, currently in Phase IIb clinical trials, under U.S. FDA authorization, with commencement of a Phase III clinical trial expected in the second half of 2002;

     - an HBV drug candidate, valtorcitabine, currently in Phase I/II clinical trials, under U.S. FDA authorization, with commencement of Phase IIb clinical trials expected in mid 2003;

     - an HCV drug candidate, currently in preclinical studies, with commencement of Phase I/II clinical trials expected in late 2002;

     - an HIV drug candidate in preclinical studies, which we expect will enter Phase I/II clinical trials in early 2003;

     - a method to enhance activity of HIV protease inhibitors, for which a clinical proof of concept study has been completed; and

     - multiple additional drug candidates that are in preclinical development.

NOVIRIO STRATEGY

     Our goal is to become a leader in the discovery, development and commercialization of pharmaceuticals for the treatment of viral and other infectious diseases. Key elements of our strategy to pursue this goal are:

     Targeting diseases in large and growing markets with unmet medical needs.

     We are targeting our drug discovery and development efforts at large therapeutic markets which are expected to grow substantially as improved treatment options become available. A substantial number of existing patients could benefit from, but do not seek or receive, treatment for their chronic infections due, in part, to the limitations of currently approved therapies. We believe that the introduction of new therapies which are easily administered, are more effective and have fewer side effects will substantially increase demand. Further market growth is expected from the expansion of treatment regimens to include combinations of therapeutic agents.

     Creating a leading franchise in markets such as HBV and HCV by developing multiple products which become the standard of care by being first or best in class.

     Our goal is to attain leading market positions in selected therapeutic areas by developing first or best in class products that become the standard of care. We are utilizing our focused library of nucleosides and non-nucleosides as well as our biology and nucleoside chemistry expertise to develop multiple therapeutic agents for the treatment of HBV and HCV. Recognizing that successful treatment of chronic infections frequently requires treatment with multiple drugs, we are focusing on drug candidates which may be used individually or in proprietary combinations. We anticipate that our focus on select disease indications will also enable us to compete effectively using a small specialized sales force and directing those sales efforts at highly concentrated groups of physicians and specialists.

     Leveraging our drug discovery capabilities to sustain a pipeline of drug candidates.

     In addition to our drug candidates for the treatment of chronic hepatitis B, chronic hepatitis C and HIV, we believe that we have the capability to discover additional drug candidates for the treatment of a wide range of viral and other infectious diseases. This capability stems from the know-how and expertise of our scientists, who have substantial experience applying their medicinal and biological expertise to the creation or modification of chemical compounds which inhibit specific enzymes that are involved in the replication of DNA and RNA genomes. We intend to further leverage this knowledge and library as we identify other attractive therapeutic markets, including the antifungal and antibacterial markets. We believe these other therapeutic markets have significant growth potential and can be served by the development of new drug candidates that have attributes similar to those we are developing for the treatment of chronic hepatitis B, chronic hepatitis C and HIV.

     Maximizing value through a disciplined commercial strategy.

     We are pursuing a disciplined business development and commercialization strategy. Our strategy focuses on the retention of product rights which have the greatest market potential within those geographic areas where we are most likely to achieve commercial success. In areas where effective access to distribution channels may be difficult to obtain, such as Asia, or in therapeutic markets having numerous competitive participants, such as HIV, we may seek to enter into collaborative arrangements to maximize the commercial benefits of the drug candidates we discover and to share in development and commercialization risks.

OUR DRUG CANDIDATES

     Each of our current drug candidates is a small molecule antiviral compound which is intended to have significant competitive advantages in one or more areas, such as safety, efficacy, resistance profile or convenience of dosing compared to currently approved treatments. We have discovered and are developing nucleosides and nucleoside analogs which are selective and specific, which we believe may be administered orally once a day and may be used in combination with other therapeutic agents to improve clinical outcomes.

     The following table summarizes key information regarding our pipeline:

                                         CURRENT STAGE OF
INDICATION   DRUG CANDIDATES/PROGRAMS    DEVELOPMENT             NEXT EXPECTED MILESTONE
----------   -------------------------   ---------------------   -----------------------------
HBV          Telbivudine                 Phase IIb               Begin Phase III in second
               (L-nucleoside)                                      half of 2002
HBV          Valtorcitabine              Phase I/II              Begin Phase IIb in mid 2003
               (L-nucleoside)
HCV          NV-08A                      Preclinical             Begin Phase I/II in late 2002
               (Ribonucleoside analog)
HCV          NV-08B                      Preclinical             Begin Phase I/II in late 2003
               (Ribonucleoside analog)                             or early 2004
HIV          NV-05A                      Preclinical             Begin Phase I/II in early
               (NNRTI)                                             2003
HIV          Protease inhibitor          Clinical proof          Evaluating potential
               enhancement                 of concept study        development strategies
               (Roxithromycin)

     Hepatitis B Program

     Telbivudine

     We identified telbivudine as an HBV drug candidate through our drug discovery network. We are developing telbivudine as a once-a-day, orally administered treatment for chronic HBV infection. Telbivudine is an L-nucleoside which has the same chemical makeup as one of the cell's naturally produced nucleosides, deoxythymidine. Telbivudine is intended to inhibit viral replication and thereby reduce the viral load and permit normalization of liver enzymes to the point where injury to the liver is minimized, or preferably to the point where the patient's immune system regains control of the infection.

     Based upon the preclinical and clinical data available to date, we believe that telbivudine will be well-suited for the prolonged treatment of chronic HBV infection as a result of the following demonstrated and expected characteristics:

     - animal toxicity study results predicted a favorable safety profile in patients;

     - telbivudine will be orally administered and has a pharmacokinetic profile that allows for once-a-day oral administration of an acceptable number of pills which are not large in size;

     - telbivudine has been well-tolerated by patients and has not resulted in any significant adverse effects in the clinic; and

     - telbivudine produces rapid and significant suppression of HBV in humans, which is likely to substantially minimize the emergence of virus resistant to telbivudine.

     Telbivudine acts specifically against HBV, suppressing viral replication by modifying the natural structure of viral DNA. The characteristic HBV double-stranded DNA genome is replicated by the viral polymerase in distinct steps: a first strand of DNA is synthesized by reverse transcription of an RNA template, and this DNA is then copied to produce the second strand of DNA. We believe that telbivudine acts by preferentially inhibiting the synthesis of the second strand of viral DNA. In contrast, lamivudine acts primarily on the synthesis of the first strand of viral DNA. The first-strand synthesis is more prone to mutation than the subsequent second-strand synthesis, which may contribute to the emergence of resistant viruses for drugs that act mainly on first-strand synthesis. While the superior clinical potency of telbivudine remains the primary reason for expecting a reduced occurrence of resistance, we believe that this unique mechanism of action may contribute by extending the time until, and reducing the rate at which, viruses resistant to telbivudine may emerge.

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

     Phase I/II Clinical Trial. Our first clinical trial of telbivudine was designed as a Phase I/II study in patients with chronic hepatitis B. This trial design allowed us to rapidly gain information on the safety and antiviral activity of a sequential and increasing range of drug doses. We also measured the amount of drug in each patient's blood to determine if these levels correlated with the amount of drug the patient received and with the activity and safety results of each dose level. In each dose group of seven patients, one patient received a placebo as a control. The length of drug treatment for each dose group was 28 days and each patient continued to be tested for three more months after stopping drug treatment. The original study tested five dose levels, 25 mg through 400 mg, given once a day. We later added a higher dose group, 800 mg, to ensure that we had adequately defined the target dose range for further studies.

     The key results of this trial can be summarized as follows:

     - Telbivudine blood levels increased directly in proportion to the dose administered, up to and including the 800 mg dose level.

     - The safety profile in patients indicated that the drug was very well-tolerated. There were no "serious adverse events" as defined by international regulations, nor were there any dose-related or dose-limiting side effects.

     - The potency of telbivudine was determined by measuring levels of HBV DNA in the blood throughout the course of the study. After 28 days of treatment, patients receiving the 400 or 800 mg doses had reductions from their baseline viral load of 3-4 logs, or, 1,000- to 10,000-fold reductions. Even the lowest dose tested showed almost a two log, or 100-fold, reduction in viral load after only one week of dosing. The reductions observed after 28 days of treatment with both the 400 and 800 mg doses were substantially higher than reductions reported at 28 days in separate trials of lamivudine and other investigational agents, including L-FMAU, adefovir, entecavir and FTC.

     Phase IIb Clinical Trial. In November 2001, we initiated a Phase IIb clinical trial of telbivudine. This trial is designed to determine the antiviral effect of telbivudine over 52 weeks of treatment. Virologic endpoints of the trial consist of the measurement of reduction in HBV DNA detected in a patient's blood throughout the treatment period compared to the level existing when the trial began. Additionally, we are using the Phase IIb clinical trial to confirm the dose that we will study in the Phase III clinical trial, to evaluate further the safety of this drug candidate and to examine other disease parameters among treated patients that may be predictive of long-term clinical outcome. These parameters include e-seroconversion rates and the normalization of liver enzyme levels.

     We are conducting this Phase IIb clinical trial at 15 clinical development sites in five countries. We are enrolling 100 patients in five groups of 20 patients each. None of the patients being enrolled in the trial has been previously treated for chronic HBV infection. We will treat four of these patient groups with telbivudine at either the 400 or 600 mg dose level, alone or in combination with lamivudine. We will treat one group with 100 mg of lamivudine, which is the current standard of care for chronic HBV infection. We also expect to use this trial to study the effects of the administration of the combination of telbivudine and lamivudine.

     Proposed Phase III Clinical Trial. We expect to initiate the Phase III clinical trial of telbivudine in the second half of 2002. Based on FDA correspondence, we anticipate the ability to use interim data from our Phase IIb trial to confirm the dose we will study in the Phase III trial which will be conducted at clinical development sites in several countries. We have submitted and are discussing with the FDA our proposed study design for this Phase III trial.

     Valtorcitabine

     We identified valtorcitabine as an HBV drug candidate through our drug discovery network. We intend to develop valtorcitabine for use in combination therapy with telbivudine for treatment of chronic HBV infection. The active antiviral component of valtorcitabine is LdC. LdC is an L-nucleoside which has the same chemical structure as deoxycytidine, a naturally occurring nucleoside. We developed valtorcitabine, a modified formulation of LdC, to significantly increase the levels of LdC in the blood. We are currently developing valtorcitabine for use in a fixed dose combination with telbivudine for those groups of chronically infected patients who have a suboptimal response to monotherapy.

     We believe that valtorcitabine, like lamivudine, inhibits viral replication by preferentially inhibiting the synthesis of the first strand of viral DNA. In contrast, telbivudine acts preferentially by inhibiting the synthesis of the second strand of viral DNA. Because the mechanisms of action of telbivudine and valtorcitabine appear to differ, we believe that these products will work effectively as combination therapy.

     Similar in design to our Phase I/II clinical trial of telbivudine, we are using our ongoing Phase I/II clinical trial of valtorcitabine to evaluate the safety and antiviral activity of valtorcitabine in adult patients with chronic HBV infection. In this clinical trial, we are administering valtorcitabine orally once daily for 28 days to patient cohorts at doses beginning at 50 mg and increasing up to between 600 and 1200 mg. Following the treatment period, we monitor each patient for a three-month period. One of the seven patients in each patient cohort is given a placebo. We are measuring treatment responses as reductions in the HBV viral load detected in the patient's blood during the 28-day treatment period.

     Preliminary data from the Phase I/II clinical trial indicate that valtorcitabine produces rapid reduction of HBV viral load at all dose levels which have been evaluated. Among patients taking the 400 mg dose, which is the highest dose evaluated to date, the median HBV viral load reduction was almost two logs, or 100-fold, as compared with the median viral load existing at the beginning of the treatment period. To date, valtorcitabine has been well-tolerated and there have been no significant adverse effects reported. As a result, we anticipate that we will continue dose escalation in this Phase I/II clinical trial.

     We currently expect to commence Phase IIb clinical trials of valtorcitabine in combination with telbivudine in mid 2003.

     In collaboration with external scientists, we recently completed a study of the combination of telbivudine and valtorcitabine in woodchucks chronically infected with woodchuck hepatitis virus, a predictive animal model of the human infection. In this study, the combination of telbivudine and valtorcitabine resulted in a more marked suppression of viral load than did monotherapy with either drug or lamivudine, or the combination of telbivudine and lamivudine. The marked viral load reduction in the animals treated with the combination resulted in an undetectable level of virus in all treated animals at the end of the treatment period. In addition, no obvious evidence of toxicity was observed in this three month study. These results, together with the expected safety profile of both telbivudine and valtorcitabine as individual agents and in combination, support the further development of the combination of telbivudine and valtorcitabine. We expect to include these results in regulatory submissions for telbivudine with a goal of advancing expeditiously the clinical development of telbivudine as monotherapy and in combination with valtorcitabine.

     Hepatitis C Program

     Similar to our HBV program, our HCV program is focused on the development of drug candidates which, as single agents or in combination, are expected to offer the convenience of oral therapy together with significant improvements in safety, efficacy and resistance when compared to currently approved therapies. We are focusing our efforts on the discovery of drug candidates that we anticipate will be active against various strains of HCV, including HCV genotype 1, which is responsible for 60-70% of the cases of hepatitis C reported in the United States, Europe and Japan.

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     By analyzing the inhibitory effect on viral replication that results from the application of specific nucleoside analogs to the viral polymerase enzyme, we believe that we have discovered and identified the critical chemical elements of ribonucleoside analogs necessary to inhibit viral RNA polymerase-mediated replication. In preclinical tests, we compared a number of compounds from a class of ribonucleoside analogs to ribavirin, which is the nucleoside analog component of currently approved HCV therapies. In these tests, multiple compounds from our class of ribonucleoside analogs inhibited the action of several viral RNA-dependent RNA polymerases with greater antiviral potency and less toxicity to the host cell than ribavirin. Given that our selected compounds are active against multiple RNA viruses and target the highly conserved RNA-dependent RNA polymerase enzyme, we believe these compounds will be active against all HCV genotypes, including genotype 1.

     NV-08A. We have recently completed preclinical studies of one compound from a class of ribonucleoside analogs in nonhuman primates chronically infected with human HCV. Data from this study demonstrated safety and antiviral activity against HCV infection. In late 2002 we anticipate initiating Phase I/II clinical trials of this HCV drug candidate. We anticipate that this candidate will be active against all HCV genotypes, including HCV genotype 1.

     NV-08B. We intend to identify a second ribonucleoside analog for clinical development as our second HCV drug candidate. The selection of this second HCV drug candidate will depend in part on the characteristics of the first HCV drug candidate we select. We will seek a drug candidate that will be both safe and potent as a monotherapy and one that can be used as part of a combination treatment regimen, which may include NV-08A. Currently, we expect to complete our preclinical testing of a select group of ribonucleoside analogs and commence a Phase I/II clinical trial of our second HCV drug candidate in late 2003 or early 2004.

     HIV Program

     Two of the viral enzymes that are required for HIV to replicate are the protease enzyme and the reverse transcriptase enzyme. There are several classes of drugs that inhibit these two enzymes, including non-nucleoside reverse transcriptase inhibitors, or NNRTIs, nucleoside reverse transcriptase inhibitors, or NRTIs, and protease inhibitors.

     NV-O5A. We are seeking to develop a drug for treatment of HIV infection. Our NNRTI drug candidate targets the polymerase of HIV using a mechanism of action different from the mechanism of action of NRTIs. We have selected our drug candidate based on characteristics of antiviral potency, lack of cross-resistance to currently approved NNRTIs and reduced protein binding. We expect this drug candidate to enter a Phase I/II clinical trial in early 2003.

     Protease Inhibitor Enhancement. We are currently evaluating a proprietary method to enhance the antiviral activity of certain HIV protease inhibitors. When protease inhibitors are administered to patients, they often bind to blood plasma proteins. This decreases antiviral effectiveness because a drug bound to plasma proteins cannot exert an antiviral effect. Drug substance that is not bound to proteins is referred to as "free" drug. This proprietary method under development is designed to increase the level of free drug that is available to inhibit the replication of HIV. Roxithromycin, a type of macrolide antibiotic approved in Europe for treatment of bacterial infections, binds to some blood plasma proteins more effectively than HIV protease inhibitors. This observation suggests that roxithromycin may be used to inhibit and safely reduce the protein binding of the protease inhibitor. We have completed a clinical proof of concept study supporting this hypothesis. This study demonstrated that patients who have a stable response to an HIV antiviral treatment that includes certain protease inhibitors can achieve an additional one log, or 10-fold, reduction in median viral load with the addition of roxithromycin to their treatment regimen. Based upon these observations, we are evaluating potential development strategies for roxithromycin.

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DRUG DISCOVERY

     Drug Discovery Network. Our staff of approximately 41 scientists are engaged in drug discovery and preclinical drug development in laboratory facilities located in Cambridge, Massachusetts, Montpellier, France and Cagliari, Italy. These scientists have expertise in the area of nucleoside/nucleotide chemistry and substantial experience in applying this expertise to the discovery and development of nucleoside and non-nucleoside compounds which target the viral polymerase enzyme and the viral replication cycle. The work of this core unit of scientists is supplemented by the work of an independent group of more than 53 chemists located principally in Montpellier, France and Rome, Italy, and biologists specialized in antiviral drug research activities in Cagliari, Italy. Pursuant to arrangements we have entered into with each of the University of Cagliari in Italy and the CNRS and University of Montpellier in France, our scientists have access to well-equipped laboratories and other resources required to conduct most research activities. We refer to this group of Novirio scientists and the independent chemists and biologists in Italy and France with whom we are collaborating as our drug discovery network.

     We entered into an agreement with the University of Montpellier and the CNRS in February 1999 which was amended in May 2001 and April 2002. Pursuant to that agreement, we work in collaboration with scientists from the University of Montpellier and CNRS to discover and develop compounds and technologies relating to antiviral substances. Under the terms of the agreement, while we jointly own all results obtained in the collaboration, and we have an exclusive worldwide right to exploit any of the results obtained in the collaboration, and may also license those results to third parties. We are also entitled to file joint patent applications on any discoveries arising out of the collaboration. We have agreed to pay the University of Montpellier and CNRS royalties on any revenues that we receive from products that incorporate technology developed through the collaborative arrangement. In addition, throughout the term of the agreement, which currently extends to January 2007, we are required to pay the University of Montpellier for our use of, and improvements to, its facilities, as well as for supplies used in connection with the collaboration. To date, we have identified telbivudine and valtorcitabine through our collaborative agreement with CNRS and the University of Montpellier.

     Under our agreement with the University of Cagliari, we work in collaboration with university scientists to discover and develop compounds and technologies relating to antiviral substances. Through this collaboration, we have identified the class of ribonucleoside analogs from which we anticipate selecting our HCV drug candidates. Under the terms of the agreement, we jointly own all results obtained in the collaboration, and we have been granted an exclusive license to use any of the results obtained in the collaboration and may also license those results to third parties. Moreover, we are entitled to file joint patent applications on any discoveries arising out of the collaboration. We have been granted a right of first refusal to acquire the rights to any results or discoveries made by the University of Cagliari in the field of antivirals which are made outside of the scope of the collaborative arrangement. Pursuant to the agreement, we have agreed to pay the University of Cagliari royalties on any revenues that we receive from products that incorporate technology developed through the collaborative arrangement. In addition, throughout the term of the agreement, which currently extends to January 2006, we are required to pay the University for our use of its facilities and related services.

     Focused Compound Library. Our focused library contains a diverse set of structures which have been synthesized for the principal purpose of targeting and inhibiting viral DNA and RNA polymerases. These structures consist of various nucleosides, nucleoside analogs, selected non-nucleosides and other small molecule compounds. Specific subsets of our library include both deoxynucleosides and deoxynucleoside analogs, which are traditional inhibitors of viruses with DNA genomes, and ribonucleosides and ribonucleoside analogs, which are inhibitors of viruses with RNA genomes. Our library contains both D-nucleosides and L-nucleosides. D-nucleosides have a configuration similar to the chemical compounds that are the natural building blocks of DNA and RNA. L-nucleosides have structures that are the mirror image of D-nucleoside
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structures. L-nucleosides and L-nucleoside analogs are a class of therapeutic agents that have safety and potency profiles that may be better than the D-nucleoside analogs which are currently prescribed. For instance, lamivudine is an L-nucleoside that demonstrates antiviral activity coupled with an excellent safety profile.

     Target Selection. We focus on viral diseases representing large and growing market opportunities with significant unmet medical needs. Our selection of a particular therapeutic target within those viral diseases takes into consideration the experience and expertise of our scientific management team and the likelihood that our proprietary nucleoside library will yield a small molecule lead. The final selection is based on the probability of being able to generate a robust medicinal chemistry SAR analysis to assist lead optimization and secure relevant intellectual property rights.

     Screening and Lead Optimization. We believe that our efficiency in selecting a lead chemical structure from our focused library distinguishes us from our competitors. Our ability to discover multiple compounds with antiviral activity, as exemplified by our HBV and HCV drug candidates, enhances early progress toward lead optimization.

     The initial testing and proof of concept is accomplished through the use of directed but diverse cell-based and biochemical assays. Cell-based assays are used to analyze a drug candidate's activity in an environment similar to the environment within which the drug will act in the infected host. These cell-based assays also help us to assess the cytotoxicity of drug candidates and the ability to penetrate host cell membranes. This information, together with information our scientists gather on the metabolic profile of a compound, is highly valuable both when selection among lead candidates is necessary and also in later stages of development. Secondary assays of normal host cell functions are also used early in the discovery process to identify unwanted toxicities.

     The conventional high-throughput screening employed at most major pharmaceutical companies typically relies upon the ability to screen millions of diverse synthetic compounds against purified enzymes in in vitro biochemical assays. These screening efforts require tremendous technology and manpower resources, yet have led to the development of very few antiviral products that are currently approved. Problems encountered with this approach include very low overall hit rates and considerable effort to eliminate the false hits caused by impurities, chemically active compounds or irrelevant mechanisms of inhibition. The hits that emerge from in vitro screens are often not "drug-like" molecules for a variety of reasons, including an inability to permeate cells and instability. Converting these hits into molecules that are more drug-like in character is often difficult. We believe our screening and lead optimization processes are more streamlined than those of most of our competitors.

     Pharmacology and Preclinical Development. Once we have identified lead compounds, they are tested using in vitro and in vivo pharmacology studies and in vivo animal models of antiviral efficacy. Using in vitro studies, our scientists are able to ascertain the relevance of intracellular activation, metabolism and protein binding. The in vivo pharmacokinetic studies identify the percentage of oral bioavailability and whole body metabolism of the compound. The animal model provides data on the efficacy of the compound and firmly establishes a proof of concept in a biologically relevant system.

     Research and development expenses in 1999, 2000 and 2001 were $4.4 million, $7.4 million and $20.9 million, respectively, and represented 59%, 63% and 72%, respectively, of total operating expenses.

COLLABORATIONS

     We are pursuing a disciplined business development and commercialization strategy. Our strategy focuses on the retention of product rights which have the greatest value within those

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geographic areas where we are most likely to achieve commercial success. In areas where effective access to distribution channels may be difficult to obtain, such as Asia, or in therapeutic markets having numerous competitive participants, such as HIV, we may seek to enter into collaborative arrangements to maximize the commercial benefits of the drug candidates we discover and to share in development and commercialization risks.

     In 2001, we entered into a collaborative arrangement with Sumitomo in connection with the development and commercialization of telbivudine in Japan, China, Taiwan and South Korea. We have agreed to share expenses of development in these countries with Sumitomo. In exchange for the grant of rights to commercialize telbivudine in these countries, Sumitomo has agreed to pay us royalties on sales of telbivudine in these countries, as well as additional amounts of up to $46 million upon achievement of developmental, regulatory and commercial milestones. In 2001, payments from Sumitomo represented 94% of our total revenues.

     There are currently 18 approved treatments for HIV infection, and the market for HIV related compounds is intensely competitive, with combination therapy being the standard of care. As a result, we believe that we can maximize the value of our HIV drug candidates by entering into collaborative agreements with pharmaceutical or biotechnology companies for development and commercialization of our HIV candidates. We expect that we would seek to enter into such arrangements after completing clinical trials demonstrating proof of concept, activity and safety of our HIV drug candidates.

MANUFACTURING

     We have developed the capacity to synthesize compounds in quantities ranging from milligrams to metric tons. Our medicinal bench chemists focus on small-scale synthesis that leads to the discovery of new nucleoside analogs and the analysis of structure-activity relationships for each identified compound series. In addition, these scientists aim to design efficient synthetic routes suitable for process chemistry scale up to the level of one-kilogram batches of the lead molecule. This material supports key preclinical studies, including proof of principle studies in animal models, early pharmacokinetic assays, initial toxicology studies and formulation development. We have recently opened a new process chemistry facility in Cambridge, Massachusetts to accelerate these key studies.

     We contract with third parties for the synthesis of material used in our toxicology studies and the current good manufacturing practices, or cGMP, material used in our clinical trials. To reduce costs and preserve manufacturing proprietary rights, we provide these manufacturers with only the required portion of the synthetic method and a sufficient quantity of the starting or intermediate material to prepare the quantity and quality of material necessary for the conduct of our clinical trials and related nonclinical toxicology studies. We currently rely upon a number of third party manufacturers for the supply of telbivudine and valtorcitabine in bulk quantities. The process used for the manufacture of telbivudine is robust and has been repeated by different manufacturers on a multiple kilogram scale. We rely upon Quintiles for the dosage form of telbivudine and valtorcitabine. We do not expect to develop the ability to manufacture material for our clinical trials or undertake the commercial-scale manufacture of our drug products. Accordingly, we are discussing with our suppliers and other third party manufacturers the long-term supply and manufacture of these and other drug candidates we may develop.

     We have selected manufacturers that we believe comply with cGMP and other regulatory standards. We are establishing a quality control and quality assurance program, including a set of standard operating procedures, analytical methods and specifications, designed to ensure that our drug candidates are manufactured in accordance with current good manufacturing practices and other domestic and foreign regulations.

     All of the materials that we require for manufacture of telbivudine are currently available from more than one qualified source. Although some materials required for the manufacture of
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valtorcitabine are currently available from a limited number of qualified sources, we are seeking to acquire a substantial inventory of such materials, establish alternative sources and negotiate long-term supply arrangements.

SALES AND MARKETING

     We intend to establish our own sales and marketing capabilities to coincide with regulatory approval of our drug candidates. In the United States and Western Europe, approximately 70-90% of patients receiving antiviral therapy for hepatitis and/or HIV are treated by medical specialists in the areas of gastroenterology, hepatology or infectious diseases. Historically, substantial market penetration has been achieved through sales and marketing efforts directed toward these three medical specialties. By using a specialized sales force, and offering treatments with substantial clinical benefits over other marketed products, we believe that we will achieve significant rates of market penetration at limited cost. We expect to utilize this specialized sales force in the United States and other markets for the promotion and sale of all hepatitis drug candidates that we may successfully develop.

     We may pursue arrangements with third parties for the co-promotion of certain products that we may successfully develop. Under an arrangement with Sumitomo, Sumitomo is responsible for the marketing, distribution and sale of telbivudine in Japan, China, Taiwan and South Korea.

PATENTS

     Our policy is to pursue patents and to otherwise endeavor to protect our technology, inventions and improvements that are commercially important to the development of our business. We also rely upon trade secrets that may be important to the development of our business.

     Our hepatitis B patent portfolio currently consists of five pending U.S. patent applications, two of which are allowed, one pending international treaty patent application filed under the Patent Cooperation Treaty and 26 associated non-U.S. patent filings. All of these applications are co-owned with CNRS. These applications, if issued, will expire from 2019 to 2021. Our lead hepatitis B drug, telbivudine, was a known compound at the time of the discovery that the compound is effective in the treatment of HBV-infected patients. While our other hepatitis B drug candidate, valtorcitabine, is a new compound, its biologically active form, LdC, was a known compound at the time that the patent applications covering valtorcitabine were filed. Accordingly, we will not obtain claims directed to the compounds themselves, but instead will attempt to obtain patent claims directed to the method of treatment of HBV-infected patients with these drugs.

     Our hepatitis C patent portfolio currently consists of two pending U.S. provisional patent applications, two pending U.S. patent applications, two pending international patent applications filed under the Patent Cooperation Treaty and 26 associated non-U.S. patent filings. All of these applications are co-owned with the University of Cagliari. These applications, if issued, will expire from 2021 to 2022. Our current hepatitis C drug candidates were known compounds at the time of the discovery of their activity against HCV-infected animals. Thus the Company will not obtain claims directed to these compounds, but instead will attempt to obtain patent claims directed to the method of treatment of HCV-infected patients with these drugs.

     Our HIV patent portfolio covering our non-nucleoside reverse transcriptase inhibitor candidate currently consists of one pending U.S. application, one pending international patent application filed under the Patent Cooperation Treaty and five associated non-U.S. patent filings, which, if issued, will expire in 2022. These applications are co-owned by the University of Cagliari. Finally, we hold exclusive licenses from TherapX and Dr. Raymond Schinazi to one U.S. patent and five associated non-U.S. patent filings expiring on or before 2016 that cover our protease enhancement method.
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    CNRS and the University of Montpellier

     We have entered into agreements with CNRS and the University of Montpellier to discover, develop and sell new anti-infective drugs. Under the agreement, we are responsible for the costs of the joint research project. Products and patents obtained as a result of the agreement are owned jointly by us, CNRS and the University of Montpellier. We assume the costs and responsibility for filing, prosecuting, maintaining and defending the jointly owned patents. We have right of first refusal if either CNRS or the University of Montpellier decides to dispose of all or part of its co-ownership of the jointly owned patents. We also have been granted the exclusive worldwide right to exploit the products and patents obtained as a result of the collaborative agreement. We must provide a fixed royalty to CNRS and the University of Montpellier on worldwide sales of products developed as a result of this collaborative research, for the duration of the commercial sales. Prior to the marketing of any such products, we must sign an agreement specifying the conditions for making these royalty payments. The collaborative research and license agreement expires on January 1, 2007 and can be renewed with the consent of all parties.

    University of Cagliari

     We have entered into a cooperative research and exclusive license agreement with the University of Cagliari to discover, develop and sell new antiviral drugs for the treatment of HBV, HCV and HIV. Under the agreement, we are responsible for the costs of the joint research project. Products and patents obtained as a result of the cooperative agreement are owned jointly by the University of Cagliari and us. We assume the costs and responsibility for filing, prosecuting, maintaining and defending the jointly owned patents. We have been granted the exclusive worldwide rights to exploit the products and patents obtained as a result of the cooperative agreement. We must provide a fixed royalty payment to the University of Cagliari on worldwide sales of products developed as a result of this cooperative research, for the duration of the commercial sales. The University of Cagliari has also granted to us a right of first refusal to obtain a license to antiviral research that falls outside the scope of the cooperative agreement. The cooperative research and license agreement expires on January 4, 2006 and can be renewed for an additional 7 years with the consent of both parties.

    TherapX and Dr. Raymond F. Schinazi

     We have entered into an exclusive sub-license agreement with TherapX and an exclusive license agreement with Dr. Raymond F. Schinazi, one of our founders, for the use of roxithromycin to enhance protease inhibitor therapy for the treatment of HIV. The agreement with TherapX and Dr. Raymond Schinazi provides that the prosecution and maintenance of the licensed patents is the primary responsibility of UAB. The agreement also provides that we generally must reimburse TherapX for the costs they incur in performing these activities.

     In addition to an initial fee under the agreement, we are obligated to pay to TherapX and Dr. Schinazi additional amounts when specified milestones with respect to the licensed technology are met. Moreover, we will also be required to make royalty payments to TherapX and Dr. Schinazi on all sales of our products that utilize the technology covered by the agreement. If UAB, TherapX, Dr. Schinazi and we do not agree to collectively bring suit to enforce a licensed patent, then UAB has the first right to enforce the patents, in which case UAB bears the full cost of litigation and is entitled to solely retain any awarded damages, and TherapX and Dr. Schinazi have the second right to do so, in which case they bear the full cost of litigation and are entitled to solely retain any awarded damages. We have the subsequent right to enforce the patents, if these other collective groups do not do so. We will pay TherapX and Dr. Schinazi royalties and other payments based on sales of the products covered by the agreement. In addition, we must pay to TherapX and Dr. Schinazi a percentage of sublicense payments and a percentage of sublicense royalties.
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COMPETITION

     Our industry is highly competitive and subject to rapid technological change. Significant competitive factors in our industry include:

     - product effectiveness;

     - safety;

     - timing and scope of regulatory approvals;

     - price of products;

     - availability of supply;

     - patent protection; and

     - sales and marketing capabilities.

     Many of the companies competing against us have financial and other resources substantially greater than our own. In addition, many of our competitors have significantly greater experience in testing pharmaceutical and other therapeutic products, obtaining FDA and other regulatory approvals of products for use in health care and marketing and selling those products. Accordingly, our competitors may succeed more rapidly than we will in obtaining FDA approval for products and achieving widespread market acceptance. If we obtain necessary regulatory approvals and commence significant commercial sales of our products, we will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which we have limited or no experience.

     We believe that the quality and breadth of our technology, the skill of our employees, our ability to recruit and retain skilled employees, our aggressive program of seeking patent protection for our discoveries and our research and development capabilities are competitive strengths. However, many pharmaceutical and biopharmaceutical companies have significantly larger intellectual property estates than we do, more substantial capital resources than we have, and greater capabilities and experience than we do in preclinical and clinical development, sales, marketing, manufacturing and regulatory affairs.

     Any drug candidates that we successfully develop will compete with existing therapies and therapies that are likely to become available in the future. Many organizations, including large pharmaceutical and biopharmaceutical companies as well as academic and research organizations and government agencies, are pursuing novel drug therapies that target the same viral diseases. The principal pharmaceutical companies with which we expect to compete directly include Boehringer Ingelheim, Bristol-Myers Squibb Co., F. Hoffman La Roche Holdings Ltd., GlaxoSmithKline plc, Johnson & Johnson, Merck and Co., Pfizer Inc and Schering-Plough Corp. The principal biopharmaceutical companies with which we expect to compete directly include Achillion Pharmaceuticals, Inc., Chiron Corp., Human Genome Sciences, Inc., InterMune, Inc., Gilead Sciences, Inc., Ribapharm Inc., Triangle Pharmaceuticals, Inc., Trimeris, Inc. and Vertex Pharmaceuticals Incorporated. Many of these companies and organizations, either alone or with their collaborative partners, have substantially greater financial, technical and human resources than we do.

     We believe that a significant number of drugs are currently under development and will become available in the future for the treatment of hepatitis B, hepatitis C and HIV. We anticipate that we will face intense and increasing competition as new products enter the market and advanced technologies become available. Our competitors' products may be more effective, or more effectively marketed and sold, than any product we may commercialize. Competitive products may render our product obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our drug candidates. We are also aware that

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the development of a cure or new treatment methods for the diseases we are targeting could render our products non-competitive or obsolete.

PHARMACEUTICAL PRICING AND REIMBURSEMENT

     In both domestic and foreign markets, sales of our products will depend in part upon the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Our product candidates may not be considered cost-effective. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. The U.S. and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare. Accordingly, legislation and regulations affecting the pricing of pharmaceuticals may change before our drug candidates are approved for marketing. Adoption of new legislation could further limit reimbursement for pharmaceuticals.

     The marketability of our products may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement rates for our drug candidates. In addition, an increasing emphasis on managed care in the United States has and will continue to increase the pressure on pharmaceutical pricing.

REGULATORY MATTERS

     FDA Requirements for Drug Compounds

     The research, testing, manufacture and marketing of drug products are extensively regulated by numerous governmental authorities in the United States and other countries. In the United States, drugs are subject to rigorous regulation by the FDA. The Federal Food, Drug and Cosmetic Act, and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, record keeping, labeling, promotion and marketing and distribution of pharmaceutical products. If we fail to comply with applicable regulatory requirements, we may be subject to a variety of administrative or judicially imposed sanctions.

     The steps ordinarily required before a new pharmaceutical product may be marketed in the United States include preclinical laboratory tests, animal tests and formulation studies, the submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical testing may commence in the United States, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which it is being tested.

     Preclinical tests include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal trials to assess the potential safety and efficacy of the drug candidate. The conduct of the preclinical tests and formulation of compounds for testing must comply with federal regulations and requirements. The results of preclinical testing are submitted to the FDA as part of the IND to justify the administration of the drug candidate to human subjects in the proposed clinical trial.

     A 30-day waiting period after the filing of each IND is required prior to the commencement of clinical testing in humans. If the FDA has not commented on or questioned the IND within this 30-day period, the proposed clinical trial may begin. If the FDA has comments or questions, the questions must be answered to the satisfaction of the FDA before initial clinical testing can begin.

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In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot commence or recommence without FDA authorization and then only under terms authorized by the FDA. In some instances, the IND process can result in substantial delay and expense.

     Clinical trials involve the administration of the drug candidate to healthy volunteers or patients under the supervision of a qualified principal investigator. Clinical trials must be conducted in compliance with federal regulations and requirements, under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. The study protocol and informed consent information for patients in clinical trials must also be approved by the institutional review board at each institution where the trials will be conducted.

     Clinical trials to support new drug applications for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug candidate into healthy human subjects or patients, the drug candidate is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves trials in a limited patient population, to determine dosage tolerance and optimum dosage, identify possible adverse effects and safety risks, and provide preliminary support for the efficacy of the drug candidate in the indication being studied.

     If a drug candidate is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical trial sites. There can be no assurance that Phase I, Phase II or Phase III testing of our drug candidates will be completed successfully within any specified time period, if at all.

     After completion of the required clinical testing, generally a new drug application, or NDA, is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of extensive clinical and preclinical testing and the compilation of data relating to the product's chemistry, pharmacology, manufacture, safety and effectiveness. The cost of the NDA is substantial, both in terms of studies required to generate and compile the requisite data, as well as the mandatory user fees submitted with the application.

     The FDA has 60 days from its receipt of the NDA to determine whether the application will be accepted for filing based on the agency's threshold determination that the NDA is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under federal law, the FDA has 180 days in which to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification regarding information already provided in the submission. The FDA typically will refer the application to the appropriate advisory committee, typically a panel of clinicians and statisticians, for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee.

     If FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue an approval letter, or, in some cases, an approvable letter followed by an approval letter. Approvable letters usually contain a number of conditions that must be met in order to secure final approval of the NDA. When and if those conditions have been met to the FDA's satisfaction, the FDA will issue an approval letter. The approval letter authorizes commercial marketing of the drug for specific indications. As a condition of NDA approval, the FDA may require post-marketing testing and surveillance to monitor the drug's safety or efficacy, or impose other conditions. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems occur following initial marketing.

     If the FDA's evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter. The not approvable letter outlines the deficiencies in the submission and often requires additional testing or information. The FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

     Foreign Regulation of Drug Compounds

     Approval of a drug candidate by comparable regulatory authorities is necessary in foreign countries prior to the commencement of marketing of the drug candidate in those countries, whether or not FDA approval has been obtained. The approval procedure varies among countries and can involve additional testing. The time required may differ from that required for FDA approval.

     Europe

     In the European Union, or EU, investigational products are subject to extensive regulatory requirements. As in the United States, the marketing of medicinal products has for many years been subject to the granting of marketing authorizations by relevant regulatory agencies. In the EU, approval of new chemical compounds can at present be obtained only through one of two processes:

     Mutual Recognition Procedure. An applicant submits an application in one EU member state, known as the reference member state. Once the reference member state has granted the marketing authorization, the applicant may choose to submit applications in other concerned member states, requesting them to mutually recognize the marketing authorization already granted. Under this mutual recognition process, authorities in other concerned member states have 55 days to raise objections, which must then be resolved by discussions among the concerned member states, the reference member state and the applicant within 90 days of the commencement of the mutual recognition procedure. If any disagreement remains, all considerations by authorities in the concerned member states are suspended and the disagreement is resolved through an arbitration process. The mutual recognition process results in separate national marketing authorizations in the reference member state and each concerned member state.

     Centralized Procedure. This procedure is currently mandatory for products developed by means of a biotechnological process and optional for new active substances and other "innovative medicinal products with novel characteristics." Under this procedure, an application is submitted to the European Agency for the Evaluation of Medical Products. Two EU member states are appointed to conduct an initial evaluation of each application, the so-called Rapporteur and Co-Rapporteur countries. These countries each prepare an assessment report, which are then used as the basis of a scientific opinion of the Committee on Proprietary Medical Products, or CPMP. If this opinion is favorable, it is sent to the European Commission which drafts a decision. After consulting with the member states, the European Commission adopts a decision and grants a marketing authorization, which is valid throughout the EU and confers the same rights and obligations in each of the member states as a marketing authorization granted by that member state. Novirio envisages that marketing applications for its drug candidates will be submitted via the centralized procedure. Several other European countries outside of the EU, for example in the Eastern European region, accept EU review and approval as a basis for their own national approval.

     Asia

     Until recently, submissions to regulatory authorities in Asia for marketing authorization have been primarily based on using prior approvals in either the United States or the EU in addition to small, locally conducted studies. More and more companies are now performing key Phase III clinical trials in several of the major Asian countries such as Japan, China, Taiwan and South Korea. Local clinical trial applications, equivalent to INDs, will be filed in several Asian countries including those listed above to permit the conduct of such key clinical trials in those regions. Marketing applications similar to the United States NDA will be submitted to the appropriate regulatory authorities upon completion of all clinical trials.

     Marketing Applications Format

     As part of the ten-plus years of International Conference on Harmonization, or ICH, standardization initiatives spearheaded by the United States, EU and Japan, future marketing applications in these regions will be submitted as a core global dossier known as the Common Technical Document, or CTD. The CTD will be the required submission format starting in summer 2003 and beyond. Electronic CTDs, or e-CTD, are currently being piloted and are anticipated to be required from that time point. Non-ICH regions such as Eastern and Central Europe, Latin America and China have indicated that the CTD will be an acceptable submission format.

     Hazardous Materials

     Our research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposing of hazardous materials and waste products. We do not expect the cost of complying with these laws and regulations to be material.

EMPLOYEES

     As of March 31, 2002, we had 76 full-time employees, 56 of whom were engaged in research and development functions and 20 of whom were engaged in administration, finance and marketing. A total of 26 of our employees hold either M.D. or Ph.D. degrees. We also anticipate hiring approximately 52 additional employees during fiscal 2002, of which we expect approximately 30 will work in the area of research and development and approximately 22 will work in the areas of administration, finance and marketing. Our success will depend greatly upon our ability to attract and retain employees. We face competition in that regard from other companies, research and academic institutions, government entities and other organizations. None of our employees is represented by a labor union or covered by a collective bargaining agreement, nor have we experienced work stoppages. We believe that we maintain good relations with our employees.

FACILITIES

     We lease approximately 14,900 square feet of office space and 6,915 square feet of laboratory space in Cambridge, Massachusetts expiring in January 2004 and June 2005, respectively, and 1,630 square feet of office space in Montpellier, France, expiring in August 2009. Additionally, we occupy approximately 5,010 square feet and 3,810 square feet of university laboratory space in France and Italy pursuant to our collaborative arrangements with University of Montpellier and the University of Cagliari, respectively. The lease for laboratory space at University of Montpellier expires in January 2007, and the lease for laboratory space at University of Cagliari expires in January 2004. We believe that we may require additional space in 2003 and are beginning site selection for rental property in and around Cambridge, Massachusetts. We expect that for the near term sufficient space will be available to us on reasonable terms.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our executive officers, directors and key employees and their ages and positions as of April 1, 2002, are as follows:

                   NAME                     AGE                        POSITION
                   ----                     ---                        --------
Jean-Pierre Sommadossi, Ph.D. ............  46    Chief Executive Officer and Chairman of the Board
                                                  of Directors
Ansbert Gadicke, M.D.*....................  43    Director
Alexandra Goll, Ph.D. ....................  46    Director
Wayne T. Hockmeyer, Ph.D.*+...............  57    Director
Thomas R. Hodgson*+.......................  60    Director
Michael Schmertzler.......................  50    Director
Andrea J. Corcoran, Esq. .................  39    Senior Vice President, Legal and Administration and
                                                  Director
Scot M. Barry.............................  35    Vice President, Manufacturing
Nathaniel Brown, M.D. ....................  54    Senior Vice President, Hepatitis Clinical Research
George C. Chao, Ph.D.  ...................  57    Vice President, Biostatistics and Data Management
John P. Dunphy............................  53    Chief Financial Officer
James J. Egan, Esq. ......................  51    Senior Vice President, Business and Corporate
                                                  Development
David J. Franklin.........................  35    Vice President, Commercial Operations
David A. Hallinan, Ph.D. .................  47    Vice President, Regulatory Affairs
Maureen W. Myers, Ph.D. ..................  58    Senior Vice President, Clinical Research
David N. Standring, Ph.D. ................  51    Vice President, Biology
Richard Storer, Ph.D. ....................  54    Vice President, Chemistry

---------------
* Member of Compensation Committee

+ Member of Audit Committee

     JEAN-PIERRE SOMMADOSSI, PH.D. is the principal founder of Novirio and has served as the Chairman of our Board of Directors since our inception in 1998 and as our Chief Executive Officer since October 2000. From June 1992 to October 2000, Dr. Sommadossi served as a Professor of Pharmacology, Toxicology and Clinical Pharmacology and Associate Director of both the Center for AIDS Research and the Liver Center, University of Alabama at Birmingham School of Medicine. From 1996 to 1999, Dr. Sommadossi served on the Research Agenda Committee of the AIDS Clinical Trial Group, or ACTG. Dr. Sommadossi holds a Pharm.D. and Ph.D. in Pharmacology from the University of Marseilles in France.

     ANSBERT GADICKE, M.D. has served as Vice Chairman of our Board of Directors since our inception in 1998. Since founding MPM Group, an investment company specializing in the healthcare industry, in July 1992, Dr. Gadicke has served as its Chairman of the Board and President. Dr. Gadicke also currently serves on the boards of directors of various privately held companies. Prior to founding MPM Group, Dr. Gadicke was employed by the Boston Consulting Group. Dr. Gadicke has held research positions at the Whitehead Institute at Massachusetts Institute of Technology, Harvard University and the German Cancer Research Center. Dr. Gadicke holds an M.D. from J.W. Goethe University, Frankfurt, Germany.

     ALEXANDRA GOLL, PH.D. has served as a Director since August 1999. Dr. Goll joined TVM Techno Venture Management, an international venture capital firm in February 1998 and became Partner in July 1999. From 1991 to 1998, Dr. Goll served as the Global Business Leader, CMV and HIV, at Hoffmann-La Roche, a pharmaceutical company, in Basel, Switzerland. Dr. Goll holds a degree in pharmacy from the Freie Universitat of Berlin and a Ph.D. in natural sciences from Philipps University of Marburg, Germany.

     WAYNE T. HOCKMEYER, PH.D. has served as a Director since February 2002. Since 1993, Dr. Hockmeyer has served as the Chairman of the Board of MedImmune, Inc., a biotechnology company that he founded in April 1988. From April 1988 to October 2000, Dr. Hockmeyer served as Chief Executive Officer of MedImmune. Dr. Hockmeyer also serves as a director of Digene Corporation, InterMune, Inc., GenVec, Inc. and Diversa Corporation. Dr. Hockmeyer is also a member of the Board of Directors of the Biotechnology Industry Organization and the Technology Council of Maryland, and a member of the Board of Visitors of the University of Maryland Biotechnology Institute and the University of Maryland Baltimore County. Dr. Hockmeyer holds a B.S. from Purdue University and a Ph.D. from the University of Florida.

     THOMAS R. HODGSON has served as a director since February 2002. Since January 1999, Mr. Hodgson has engaged in private investing activities. From March 1997 to January 1999, Mr. Hodgson served as the President and Chief Operating Officer of Abbott Laboratories. From 1983 to 1990, Mr. Hodgson served as the President of Abbott International and from 1978 to 1983, Mr. Hodgson served as the President of the Hospital Products Division of Abbott Laboratories. Mr. Hodgson is a director of The St. Paul Companies, Inc. He earned a bachelor's degree in chemical engineering from Purdue University, a master's degree in chemical engineering from the University of Michigan, and a master's degree in business administration from Harvard Business School. He was awarded an honorary doctorate degree in engineering by Purdue University.

     MICHAEL SCHMERTZLER has served as a Director since April 2001. From 1997 to February 2001, Mr. Schmertzler served as a Managing Director of Credit Suisse First Boston, an investment banking firm. Mr. Schmertzler is co-Head of Credit Suisse First Boston's Private Equity Partners, L.P. and Credit Suisse First Boston Equity Partners (Bermuda), L.P. and chairs the Investment Committee of those funds. Mr. Schmertzler is a Trustee of the Credit Suisse First Boston Foundation. From October 1993 to November 1997, Mr. Schmertzler served as the President of the Morgan Stanley Leveraged Capital Funds and Morgan Stanley Leveraged Equity Fund II, and a Managing Director in Morgan Stanley's mergers and acquisitions and corporate finance departments. Mr. Schmertzler received his B.A. from Yale College in molecular biophysics and biochemistry, history and city planning. He received a master's degree in business administration from Harvard Business School.

     ANDREA J. CORCORAN, ESQ. has served as a Director since September 2000 and as our Senior Vice President, Legal and Administration since July 2001. From December 1999 to June 2001, Ms. Corcoran served as our Vice President, Legal and Administration, and from December 1998 to December 1999, as our Director, General Counsel and Administration. Prior to joining Novirio, Ms. Corcoran was associated with the law firm of Kelley Drye & Warren LLP from June 1996 to September 1998. Ms. Corcoran holds a J.D. from Boston College Law School and a B.S. from Providence College. Ms. Corcoran is also a certified public accountant.

     SCOT M. BARRY has served as our Vice President, Manufacturing since March 2002. From June 2001 to February 2002, Mr. Barry served as our Senior Director, Pharmaceutics. Prior to joining Novirio, Mr. Barry served from January 2001 to June 2001 as Director of Business Development and as a Business Development Manager from June 2000 to December 2000 at Ricerca, LLC, a drug manufacturing company. Mr. Barry previously served as a Scientific Advisor, Process Development and Production from June 1998 to June 2000 and as a Pilot Plant Production Supervisor from January 1994 to June 1998 at Pharm-Eco Laboratories, a drug manufacturing company. Mr. Barry holds a M.S. in Chemistry from the University of Massachusetts-Amherst and a B.S. in Chemistry from Southeastern Massachusetts University.

     NATHANIEL BROWN, M.D. has served as our Senior Vice President, Hepatitis Clinical Research since February 2001. From September 1994 to January 2001, Dr. Brown served as Clinical Program Head, Hepatitis for GlaxoSmithKline plc, a pharmaceutical company. Dr. Brown previously served as Section Head, Opportunistic Infections for Burroughs Wellcome Co., a pharmaceutical company, from May 1989 to September 1994. Dr. Brown was the first recipient of the Hepatitis B Foundation's Distinguished Leadership Award in 1997. He has held appointments as Assistant Professor at UCLA School of Medicine and Associate Professor at Cornell University Medical College. Dr. Brown holds an M.D. from Georgetown University School of Medicine and completed post-graduate clinical and research training at The New York Hospital-Cornell Medical Center and Yale University School of Medicine.

     GEORGE C. CHAO, PH.D. has served as our Vice President, Biostatistics and Data Management since January 2002. Prior to joining Novirio, Dr. Chao served as Vice President, Biometrics and Data Management at DuPont Pharmaceuticals, Inc., a pharmaceutical company, from December 1984 to December 2001. Dr. Chao holds a Ph.D. in Statistics and an M.S. in Experimental Statistics from North Carolina State University and a B.S. in Agricultural Engineering from the National Taiwan University.

     JOHN P. DUNPHY has served as our Chief Financial Officer since March 2002. From September 1989 to March 2002, Mr. Dunphy served as Managing Director of the Equity Capital Markets Group of SG Cowen, a securities and investment banking institution. Prior to joining S.G. Cowen, Mr. Dunphy was a partner at McDonald and Company Securities, a brokerage firm headquartered in Cleveland, Ohio, from 1979 to 1985. Mr. Dunphy holds an M.B.A. from Ohio State University and a B.A. in Economics from Boston College.

     JAMES J. EGAN, ESQ. has served as our Senior Vice President, Business and Corporate Development since July 2001. From April 2000 to July 2001, Mr. Egan served as a consultant to us. From September 2000 to September 2001, Mr. Egan served as Chief Executive Officer of NeuronZ Limited, a biomedical company. From September 1993 to September 2000, Mr. Egan served as Senior Director, Global Licensing, Business Development, Mergers and Acquisitions with G.D. Searle & Co., a subsidiary of Monsanto, Inc., a life sciences company. Before joining G.D. Searle, Mr. Egan was Division Counsel, International Operations at Abbott Laboratories, a pharmaceutical company. Mr. Egan holds a J.D. from the University of Santa Clara School of Law and a B.S. from Georgetown University.

     DAVID J. FRANKLIN has served as our Vice President, Commercial Operations since September 2001. From July 2000 to August 2001, Mr. Franklin served as our Executive Director, Marketing and Corporate Communications, and from September 1998 to June 2000 as our Director, Sales and Marketing. Prior to joining Novirio, Mr. Franklin served as Product Manager, and Sales Analysis Manager for HIV Products for Bristol-Myers Squibb Co., a pharmaceutical and related healthcare products company, from December 1991 to September 1998. Mr. Franklin holds a B.A. from Gettysburg College.

     DAVID A. HALLINAN, PH.D. has served as our Vice President, Regulatory Affairs since September 2000. From February 1993 to August 2000, Dr. Hallinan served in several capacities, most recently as Vice President, Worldwide Regulatory Affairs Department at Parexel International Corporation, a contract pharmaceutical outsourcing organization. From May 1990 to November 1992, Dr. Hallinan served as Associate Director, Regulatory Affairs at G.H. Besselaar Associates, a contract pharmaceutical research company. Dr. Hallinan holds a Ph.D. in Pharmacology from the University College Dublin, Dublin, Ireland.

     MAUREEN W. MYERS, PH.D. has served as our Senior Vice President, Clinical Research since February 2001. From August 1998 to January 2001, Dr. Myers served as our Vice President,

Medical Affairs. From March 1991 through July 1998, Dr. Myers served as Director, Virology, Clinical Research at Boehringer-Ingelheim Pharmaceuticals, Inc., a pharmaceutical company. Dr. Myers' government career spanned 22 years at the National Institutes of Health, beginning as an intramural scientist in 1965, later serving as Director of the Antiviral Substances Program of the National Institute of Allergy and Infectious Diseases from 1980 to 1986 and Assistant Director of the AIDS Treatment Research Program from 1985 through 1990. Dr. Myers holds a Ph.D. in Microbiology from Georgetown University School of Medicine and Dentistry.

     DAVID N. STANDRING, PH.D. has served as our Vice President, Biology since March 2002. From June 2000 to March 2002, Dr. Standring served as our Executive Director of Research. Prior to joining Novirio, Dr. Standring served from July 1999 to June 2000 as Associate Director, and from February 1998 to July 2000, Dr. Standring served as Research Fellow and then as Associate Director, Virology Department at Schering-Plough Research Institute. From November 1994 to January 1998, Dr. Standring served as Group Leader, Hepatitis, Virology Department at Bristol-Myers Squibb Research Institute. From 1984 to 1994, Dr. Standring was on the faculty of the University of California at San Francisco. Dr. Standring holds a B.A. in Chemistry from St. John's College, Oxford University and a Ph.D. in Bioorganic Chemistry from Harvard University.

     RICHARD STORER, PH.D. has served as our Vice President, Chemistry since March 2002. From November 2001 to March 2002, Dr. Storer served as our Executive Director, Chemistry. Prior to joining Novirio, Dr. Storer served as Senior Director of Chemistry at BioChem Pharma Inc., a biopharmaceutical company, from August 1997 to August 2001. From 1996 to 1997, Dr. Storer served as Head of the Combinatorial Medicinal Chemistry Research Unit and as Research Manager from 1988 to 1996 at GlaxoWellcome, a pharmaceutical company. Dr. Storer is a co-recipient of the 1996 Canadian Prix Galien for the discovery of 3TC. Dr. Storer is a visiting professor at the University of Sussex and a fellow of the Royal Society of Chemistry (UK). Dr. Storer holds a Ph.D. in Synthetic Organic Chemistry from the University of Sussex and a B.S. in Chemistry from the University of Sussex.

SCIENTIFIC ADVISORS

     In addition to our management team, we benefit from the opportunity to seek advice from our scientific advisory boards, the members of which include recognized scientific experts and opinion leaders in the field of antiviral therapeutics. Our scientific advisory boards meet regularly to assess:

     - our research and development programs;

     - the design and implementation of our clinical programs;

     - our patent and publication strategies;

     - market opportunities from a clinical perspective;

     - new technologies relevant to our research and development programs; and

     - specific scientific and technical issues relevant to our business.

  Hepatitis Scientific Advisory Board

     The current members of our hepatitis scientific advisory board are:

            NAME                         POSITION               INSTITUTIONAL AFFILIATIONS
            ----                         --------               --------------------------
Geoffrey Duscheiko, M.D.       Professor of Medicine           Royal Free Hospital,
  Co-Chairman                                                  London, England

Bruce W. Polsky, M.D.          Professor and Vice Chairman     St. Luke's-Roosevelt Hospital
  Co-Chairman                  of Medicine, Chief, Division    Center,
                               of Infectious Disease           New York, New York

Joseph Bloomer, M.D.           Professor of Medicine           University of Alabama at
                                                               Birmingham,
                                                               Birmingham, Alabama

Adrian Di Bisceglie, M.D.      Professor of Medicine           St. Louis University,
                                                               St. Louis, Missouri

Jules Dienstag, M.D.           Associate Professor of          Massachusetts General
                               Medicine                        Hospital,
                                                               Boston, Massachusetts

Michael Fried, M.D.            Associate Professor of          University of North Carolina,
                               Medicine                        Chapel Hill, North Carolina

Gilles J. M. Gosselin, Ph.D.   CNRS Research Director          University of Montpellier
                                                               Montpellier, France

Jean-Louis Imbach, Ph.D.       Professor of Organic            University of Montpellier
                               Chemistry                       Montpellier, France

Ching-lung Lai, M.D.           Professor of Medicine           University of Hong Kong
                                                               Hong Kong, China

Stephen Locarnini, Ph.D.,      Associate Professor of          Victorian Infectious Disease
  M.B.B.S., M.R.C.             Medicine                        Reference Laboratory
                                                               North Melbourne, Australia

Anna Suk-Fong Lok, M.D.        Professor of Medicine           University of Michigan
                                                               Ann Arbor, Michigan

Masao Omata, M.D.              Professor and Chief of          University of Tokyo, Japan
                               Gastroenterology

Richard B. Pollard, M.D.       Professor of Internal           University of California
                               Medicine                        Davis Medical Center
                                                               Davis, California

            NAME                         POSITION               INSTITUTIONAL AFFILIATIONS
            ----                         --------               --------------------------
Thierry Poynard, M.D.          Professor of Medicine           Group Hospitalier Pitie-
                                                               Salpetriere
                                                               Paris, France

Eugene Schiff, M.D.            Professor of Medicine           University of Miami,
                                                               Miami, Florida

Raymond F. Schinazi, Ph.D.     Professor of Pediatrics and     Emory University/Veterans
                               Chemistry                       Affairs Medical Center
                               Director of the Laboratory of   Atlanta, Georgia
                               Biochemical Pharmacology

Teresa Wright, M.D.            Professor of Medicine           University of California at
                                                               San Francisco
                                                               San Francisco, California

  HIV Scientific Advisory Board

     The current members of our HIV scientific advisory board are:

            NAME                         POSITION               INSTITUTIONAL AFFILIATIONS
            ----                         --------               --------------------------
Joep Lange, M.D., Ph.D.        Professor of Internal           Academic Medical Center
  Co-Chairman                  Medicine                        National AIDS Therapy
                               Director                        Evaluation Center
                                                               Amsterdam, Netherlands

Robert Murphy, M.D.            Professor of Medicine           Division of Infectious
  Co-Chairman                  Director                        Diseases
                                                               HIV Treatment Unit
                                                               Northwestern University
                                                               Chicago, Illinois

David Cooper, M.D.             Professor of Medicine           University of New South Wales
                                                               Sydney, Australia

Gilles J. M. Gosselin, Ph.D.   CNRS Research Director          University of Montpellier
                                                               Montpellier, France

Martin S. Hirsch, M.D.         Professor of Medicine           Harvard Medical School
                               Professor of Immunology         Harvard School of Public
                                                               Health
                                                               Cambridge, Massachusetts

Jean-Louis Imbach, Ph.D.       Professor of Organic            University of Montpellier
                               Chemistry                       Montpellier, France

James O. Kahn, M.D.            Associate Professor             University of California at
                                                               San Francisco
                                                               San Francisco, California

Christine Katlama, M.D.        Professor of Medicine           Hospitalier Pitie-Salpetriere
                                                               Paris, France

Paolo LaColla, Ph.D.           Professor of Microbiology       University of Cagliari
                                                               Cagliari, Italy

John W. Mellors, M.D.          Professor of Medicine           University of Pittsburgh
                               Director, HIV/AIDS Program      Pittsburgh, Pennsylvania

Julio S. G. Montaner, M.D.     Professor of Medicine           University of British
                               Director of Clinical            Columbia
                               Activities                      British Columbia Center for
                                                               Excellence in HIV/AIDS
                                                               Vancouver, B.C., Canada

Richard B. Pollard, M.D.       Professor of Internal           University of California
                               Medicine                        Davis Medical Center
                                                               Davis, California

            NAME                         POSITION               INSTITUTIONAL AFFILIATIONS
            ----                         --------               --------------------------
Bruce W. Polsky, M.D.          Professor and Vice Chairman     St. Luke's-Roosevelt Hospital
                               of Medicine                     Center
                               Chief, Division of Infectious   New York, New York
                               Disease

Douglas Richman, M.D.          Professor of Pathology and      University of California, San
                               Medicine                        Diego
                                                               San Diego, California

Raymond F. Schinazi, Ph.D.     Professor of Pediatrics and     Emory University/Veterans
                               Chemistry                       Affairs Medical Center
                               Director of the Laboratory of   Atlanta, Georgia
                               Biochemical Pharmacology

Schlomo Staszewski, M.D.       Director                        HIV Clinic
                                                               Johann Wolfgang Goethe
                                                               University
                                                               Frankfurt, Germany

Stefano Vella, M.D.            Director                        Instituto Superiore di Samita
                                                               Rome, Italy

BOARD OF DIRECTORS

     The board of directors is fixed at eight members, and we currently have one vacancy on the board. Following this offering, the board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. The board of directors will consist of three class I directors,
          ,           and           , two class II directors,           and
          , and three class III directors,           ,           and           .
At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the class I directors, class II directors and class III directors expire upon the election and qualification of successor directors at the annual meeting of stockholders held during the calendar years 2003, 2004 and 2005, respectively.

     In addition, our amended and restated by-laws will provide that the authorized number of directors may be changed only by resolution of the board of directors or by our stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

     Each executive officer is elected or appointed by, and serves at the discretion of, the board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. There are no family relationships among any of our directors or executive officers. Each of our directors currently serves on the board of directors pursuant to a stockholders' agreement. The provisions of the stockholders' agreement relating to the nomination of directors will terminate upon the closing of this offering.

BOARD COMMITTEES

     Audit Committee. We have recently established an audit committee. The audit committee reviews with our independent auditors the scope and timing of the auditors' services, the auditors' report on our financial statements following completion of the auditors' audit, and our internal accounting and financial control policies and procedures. In addition, the audit committee will make annual recommendations to the board of directors for the appointment of independent auditors for the ensuing year. The audit committee will report to the board of directors with regard to the selection of our independent auditors, the scope of our annual audits, fees to be paid to the auditors, the performance of our independent auditors, compliance with our accounting and financial policies, and management's procedures and policies relative to the adequacy of our internal accounting controls. The members of our audit committee are Dr. Hockmeyer and Mr. Hodgson.

     Compensation Committee. We have established a compensation committee. Our compensation committee is responsible for all policies, procedures and other matters relating to our equity incentive plans, our employee benefit and compensation plans, management development and compensation of our officers. The members of our compensation committee are Mr. Hodgson and Drs. Gadicke and Hockmeyer.

COMPENSATION OF DIRECTORS

     All directors are reimbursed for reasonable travel and other expenses incurred in attending board meetings. None of our directors receives cash compensation for his or her service on the board.

     Directors are also eligible to participate in our equity incentive plans. In January 2002, our board of directors adopted a program under which each non-employee director receives an option to purchase 60,000 shares of common stock upon his or her initial election to the board. Of the 60,000 shares subject to each director option, 30,000 shares vest immediately upon each director's election to the board and the remaining 30,000 shares vest at the rate of 10,000 shares per year beginning one year from the date of grant. Each option terminates on the earlier of ten years from the date of grant or 90 days after the optionee ceases to serve as a director, except in the case of death or disability, in which event the option terminates one year from the date of the participant's death or disability. The exercise price of these options is equal to the fair market value of our common stock on the date of grant. In connection with their election to the board in February 2002, Dr. Hockmeyer and Mr. Hodgson each received options to purchase 60,000 shares of common stock at an exercise price of $3.00 per share.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a director or as a member of the compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the current members of our compensation committee has been employed by Novirio.

EXECUTIVE COMPENSATION

     The table below sets forth the total compensation paid or accrued for the fiscal year ended December 31, 2001 to our chief executive officer and each of our four most highly compensated other executive officers who were serving as executive officers on December 31, 2001 and whose total annual compensation exceeded $100,000 for the year ended December 31, 2001. We refer to these executive officers in this prospectus as our named executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                       ANNUAL COMPENSATION          COMPENSATION
                                ---------------------------------   ------------
                                                                       SHARES
                                                     OTHER ANNUAL    UNDERLYING     ALL OTHER
 NAME AND PRINCIPAL POSITION     SALARY     BONUS    COMPENSATION    OPTIONS(#)    COMPENSATION
 ---------------------------     ------     -----    ------------    ----------    ------------
Jean-Pierre Sommadossi,
  Ph.D........................  $276,750   $70,000     $87,964(1)           --         --
  Chairman of the Board and
  Chief Executive Officer
Martin L. Bryant, M.D.,
  Ph.D.(2)....................   231,405        --          --              --         --
  Former Executive Officer
Nathaniel A. Brown, M.D.(3)...   215,887        --      97,144(1)      180,000         --
  Senior Vice President,
  Hepatitis Clinical Research
Maureen W. Myers, Ph.D........   232,269        --          --              --         --
  Senior Vice President,
  Clinical Research
Andrea J. Corcoran, Esq.......   203,838        --          --              --         --
  Senior Vice President,
  Legal and Administration

---------------
(1) This amount represents reimbursement for relocation expenses.

(2) Dr. Bryant served as Executive Vice President, Research and Development from November 1998 until his death in March 2002.

(3) Dr. Brown joined us in February 2001. Dr. Brown's current annual base salary is $230,000.

Option Grants in Last Fiscal Year

     The following table sets forth each grant of stock options during the fiscal year ended December 31, 2001 to each of the named executive officers.

                                         OPTION GRANTS IN LAST FISCAL YEAR
                                  -----------------------------------------------   POTENTIAL REALIZABLE
                                               PERCENT OF                             VALUE AT ASSUMED
                                                 TOTAL                                ANNUAL RATES OF
                                  NUMBER OF     OPTIONS                                 STOCK PRICE
                                  SECURITIES   GRANTED TO                             APPRECIATION FOR
                                  UNDERLYING   EMPLOYEES                               OPTION TERM(4)
                                   OPTIONS     IN FISCAL    EXERCISE   EXPIRATION   --------------------
              NAME                 GRANTED        YEAR       PRICE        DATE         5%         10%
              ----                ----------   ----------   --------   ----------   --------    --------
Jean-Pierre Sommadossi..........        --          --          --            --          --          --
Martin L. Bryant(1).............        --          --          --            --          --          --
Nathaniel A. Brown..............   180,000(2)     19.8%      $2.00(3)   01/29/11    $226,402    $573,747
Maureen W. Myers................        --          --          --            --          --          --
Andrea J. Corcoran..............        --          --          --            --          --          --

---------------
(1) Dr. Bryant served as Executive Vice President, Research and Development from November 1998 until his death in March 2002.

(2) This option vests and becomes exercisable in four equal annual installments beginning one year from the date of grant.

(3) This exercise price represents the fair market value per share of our common stock on the date of grant as determined by our board of directors.

(4) The potential realizable value is calculated based on the term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to the rules and regulations of the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the market price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

Option Exercises and Fiscal Year-End Option Values

     The following table sets forth information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the value of unexercisable in-the-money options, as of December 31, 2001. There was no public trading market for our common stock as of December 31, 2001. Accordingly, the value of the unexercised in-the-money options at fiscal year end has been calculated by determining the difference between the exercise price per share and $3.00, which was the fair market value per share of our common stock at fiscal year end, as determined by our board of directors.

                         AGGREGATED OPTION EXERCISES IN
                              LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                     NUMBER OF SECURITIES
                                                    UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                             SHARES                       OPTIONS AT              IN-THE-MONEY OPTIONS AT
                            ACQUIRED                   DECEMBER 31, 2001             DECEMBER 31, 2001
                               ON       VALUE     ---------------------------   ---------------------------
NAME                        EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                        --------   --------   -----------   -------------   -----------   -------------
Jean-Pierre Sommadossi....       --          --          --             --             --             --
Martin L. Bryant(1).......  112,500    $326,250      61,250         56,250       $168,125       $163,125
Nathaniel A. Brown........       --          --          --        180,000             --        180,000
Maureen W. Myers..........       --          --     173,750         56,250        494,375        163,125
Andrea J. Corcoran........   46,687     131,718      52,063         56,250        130,158        148,125

---------------
(1) Dr. Bryant served as Executive Vice President, Research and Development from November 1998 until his death in March 2002.

EMPLOYMENT ARRANGEMENT

  Jean-Pierre Sommadossi

     In June 1998, we entered into a stock restriction agreement with Jean-Pierre Sommadossi, our Chief Executive Officer, pursuant to which we issued and sold to him 3,000,000 shares of our common stock at a purchase price of $0.001 per share. The stock restriction agreement provides that fifty percent of these shares are subject to vesting over a period of four years, provided that Dr. Sommadossi continues to serve as a consultant, officer or employee of Novirio. All shares subject to vesting will vest and become fully exercisable on the earlier of June 30, 2002 or the completion of a sale of Novirio, provided that Dr. Sommadossi continues to serve as a consultant, officer or employee of Novirio on that date. Currently, an aggregate of 750,000 shares remain subject to vesting.

     We entered into an employment arrangement with Dr. Sommadossi with an initial term beginning November 1, 2000. The employment arrangement has an initial term of two years and automatically renewable for successive two-year periods unless earlier terminated by us or Dr. Sommadossi with six months prior notice. Dr. Sommadossi currently receives an annual salary of $283,500 which will be increased to $360,000, effective as of July 1, 2002, subject to minimum annual increases or cost of living adjustments not to exceed 5% of his salary in any particular year. Dr. Sommadossi is also entitled to receive an annual performance bonus of not less than $70,000, to be paid at the discretion of the board of directors upon achievement of milestones. As of July 1, 2002, the annual performance bonus payable to Dr. Sommadossi will be increased to 40% of his adjusted annual salary.

Dr. Sommadossi is also entitled to other benefits under this arrangement, including life and disability insurance policies, each having benefits equal to $2,000,000, and a monthly car allowance. Dr. Sommadossi is entitled to receive annual equity incentive awards to be determined in the discretion of our board of directors. In addition, we have also agreed that, upon the completion of this offering, we will provide an interest free loan to Dr. Sommadossi for an amount up to $2,000,000 to enable him to purchase a home in the Cambridge, Massachusetts area. It is expected that this loan will be made on a secured basis and will have a term of five years. It is also expected that the terms of the loan will provide that all amounts due under the loan will become due and payable if Dr. Sommadossi's employment with us terminates for reasons other than death or disability.

     The employment arrangement further provides that if we terminate Dr. Sommadossi for any reason other than for cause, or if Dr. Sommadossi terminates his employment for good reason, he is entitled to receive a lump-sum severance payment equal to $270,000, plus an amount equal to the bonus he received the prior year, and full benefits for one year. In addition, all restricted stock, unvested options and other equity awards then held by Dr. Sommadossi will vest immediately and become fully exercisable.

     The compensation and benefits payable to Dr. Sommadossi upon his termination will be reduced by the value of any compensation and benefits that he receives or otherwise becomes entitled to receive during the twelve months following his termination.

EMPLOYEE BENEFIT PLANS

     1998 Equity Incentive Plan. Our 1998 equity incentive plan was initially adopted by our board of directors and approved by our stockholders in June 1998. As of March 31, 2002, an aggregate of 5,068,966 shares of common stock were authorized for issuance under this plan and options to purchase an aggregate of 2,271,438 shares of common stock were outstanding under this plan at a weighted average exercise price of $1.79 per share.

     This plan provides for the grant of options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, which we refer to in this prospectus as the Internal Revenue Code, non-statutory stock options, restricted stock awards and other stock-based awards.

     Our employees, officers, directors, consultants and advisors are eligible to receive awards under this plan. Under present law, however, incentive stock options may only be granted to our employees.

     Optionees receive the right to purchase a specified number of shares of common stock at a specified option price, subject to any other terms and conditions specified in connection with the option grant. We may grant options at an exercise price equal to or greater than the fair market value of our common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted to optionees holding more than 10% of the voting power of all shares of our capital stock at an exercise price less than 110% of the fair market value of our common stock on the date of grant. The plan permits our board of directors to determine how optionees may pay the exercise price of their options, including through payment by cash, check, surrender to us of shares of common stock, delivery of an irrevocable undertaking from a broker to pay the exercise price in connection with a cashless exercise, by delivery to us of a promissory note, or by any combination of the permitted forms of payment.

     Our board of directors, through the compensation committee, administers the plan. The committee has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan. The committee selects the recipients of awards and determines:

     - the number of shares of common stock covered by options;

     - the exercise price of options;

     - the duration of options;

     - the conditions and limitations applicable to the exercise of options; and

     - the number of shares of common stock subject to restricted stock or other stock-based awards and the terms and conditions of such awards.

     No awards may be granted under the plan after June 29, 2008, but the vesting and effectiveness of awards previously granted may extend beyond that date. The plan will terminate with respect to options which are not incentive stock options and restricted stock awards on the date on which all shares available for issuance under the plan have been issued pursuant to the exercise or cancellation of options or the final vesting of restricted stock awards granted under the plan. Our board of directors may at any time amend, suspend or terminate the plan.

     In the event of a merger or consolidation resulting in our stockholders holding less than 50% of the outstanding voting securities of the resulting corporation, sale of all or substantially all our assets or the liquidation of Novirio, our board of directors is authorized, in its discretion, to take one or more of the following actions:

     - provide for outstanding options to be assumed or substituted for by the acquiror;

     - if holders of common stock will receive a cash payment for each share surrendered in such an event, to provide for a cash payment to the optionees in accordance with the terms of the plan;

     - provide that all unexercised options will become exercisable in full prior to the completion of such event and that such options will terminate if not exercised prior to such time;

     - provide that all restricted stock awards then outstanding shall become free of all restrictions prior to the consummation of an acquisition event; and

     - provide that any other outstanding stock-based awards will become exercisable, free of all restrictions or, if applicable, assumed or substituted by the acquiring corporation.

     401(k) Plan

     Our employee savings and retirement plan is intended to be qualified under
Section 401 of the Internal Revenue Code. Employees of our U.S. subsidiary may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our board of directors. To date, we have not made any matching contributions to the 401(k) plan.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     Since January 1, 1999, we have engaged in the following transactions with our directors, officers and holders of more than five percent of our voting securities and their affiliates.

PREFERRED STOCK ISSUANCES

     From January 1, 1998 through March 31, 2002, we issued and sold convertible preferred stock and warrants to purchase common stock in private placement transactions as follows:

     - an aggregate of 12,413,793 shares of series A convertible preferred stock for an aggregate purchase price of $12,413,793 on June 30, 1998;

     - an aggregate of 5,555,556 shares of series B convertible preferred stock for an aggregate purchase price of $12,500,000 on August 6, 1999; and

     - an aggregate of 8,888,890 shares of series C convertible preferred stock and warrants to purchase an aggregate 5,333,332 shares of our common stock for an aggregate purchase price of $44,000,000 from April 2001 through June 2001.

     The following table summarizes the participation of persons and entities who are our executive officers, directors, founders or holders of more than five percent of our voting securities in the preferred stock and warrant transactions described above where the value of the executive officer's, director's or stockholder's transaction exceeded $60,000.

                                                                         COMMON
                                 SERIES A     SERIES B     SERIES C      STOCK       AGGREGATE
                                PREFERRED    PREFERRED    PREFERRED    UNDERLYING    PURCHASE
             NAME                 STOCK        STOCK        STOCK       WARRANTS       PRICE
             ----               ----------   ----------   ----------   ----------   -----------
MPM Asset Management
  affiliated funds(1).........  11,988,793      888,889      808,081      484,849   $17,625,158
Jean-Pierre Sommadossi,
  PhD. .......................     100,000           --           --           --       100,000
Raymond Schinazi, PhD. .......     100,000           --           --           --       100,000
TVM Techno Venture Management
  affiliated funds(2).........          --    1,777,778      979,798      587,878     8,409,092
Nomura International plc......          --    1,777,778      808,081      484,848     7,636,365
Credit Suisse First Boston
  Equity Partners, L.P. and
  related investors(3)........          --           --    2,424,243    1,454,546    10,909,094

---------------
(1) BB BioVentures L.P., or BB BioVentures, holds 10,985,331 shares of series A convertible preferred stock, 773,600 shares of series B convertible preferred stock, 694,142 shares of series C convertible preferred stock and warrants to purchase 416,485 shares of our common stock. MPM Bioventures Parallel Fund, or Parallel Fund, holds 865,591 shares of series A convertible preferred stock, 105,067 shares of series B convertible preferred stock, 104,646 shares of series C convertible preferred stock and warrants to purchase 62,788 shares of our common stock. MPM Asset Management Investors 1998 LLC, or Investor's Fund, holds 137,871 shares of series A convertible preferred stock, 10,222 shares of series B convertible preferred stock, 9,293 shares of series C convertible preferred stock and warrants to purchase 5,576 shares of our common stock. MPM Capital is a direct or indirect parent and/or control person of MPM Asset Management LLC, funds managed or advised by it including BB BioVentures, Parallel Fund and Investor's Fund and the general partner of such funds and may be deemed to beneficially hold the securities owned by such entities.

(2) TVM Medical Ventures GmbH & Co. KG holds 1,777,778 shares of series B convertible preferred stock, and warrants to purchase 103,030 shares of our common stock. TVM V Life

    Sciences Venture GmbH Co. KG holds 979,798 shares of series C convertible preferred stock, and warrants to purchase 484,848 shares of our common stock.

(3) Credit Suisse First Boston Equity Partners, L.P. holds 1,666,127 shares of series C convertible preferred stock and warrants to purchase 999,676 shares of our common stock. Credit Suisse First Boston Equity Partners (Bermuda), L.P. holds 465,725 shares of series C convertible preferred stock and warrants to purchase 279,435 shares of our common stock. Credit Suisse First Boston U.S. Executive Advisors, L.P. holds 1,482 shares of series C convertible preferred stock and warrants to purchase 889 shares of our common stock. EMA Private Equity Fund 2000, L.P. holds 165,818 shares of series C convertible preferred stock and warrants to purchase 99,491 shares of our common stock. EMA Partners Fund 2000, L.P. holds 125,091 shares of series C convertible preferred stock and warrants to purchase 75,055 shares of our common stock.

     Series C Cumulative Annual Dividend

     Under the terms of our certificate of incorporation, holders of shares of series C convertible preferred stock are entitled to receive a cumulative annual dividend when and as declared by the board of directors at a rate per share of 8.0% per year, compounded quarterly. The cumulative annual dividend accrues daily whether or not earned or declared. In accordance with our certificate of incorporation, if the cumulative annual dividend is not declared or paid prior to this offering that would result in the automatic conversion of our shares of convertible preferred stock to shares of common stock, then the accrued but unpaid dividends will be paid in shares of common stock upon conversion of the outstanding preferred stock. We intend to pay in cash to the holders of series C
convertible preferred stock an aggregate of $       , representing the full
cumulative annual dividend accrued through the closing of this offering. Upon conversion of the outstanding shares of convertible preferred stock to shares of common stock, dividends on these shares cease to accrue.

EMPLOYMENT ARRANGEMENTS

     Jean-Pierre Sommadossi

     We have entered into an employment arrangement and a stock restriction agreement with Dr. Sommadossi. For a further description of this arrangement and his stock restriction agreement, see "Executive Compensation -- Employment Agreements."

     John Dunphy

     We entered into an amended and restated employment letter agreement, dated March 18, 2002, with John Dunphy, our Chief Financial Officer. Our letter agreement with Mr. Dunphy has an initial term of two years and is thereafter renewable upon agreement of the parties to successive one-year periods. The letter agreement may be terminated by us or Mr. Dunphy upon 45 days prior written notice. Under the terms of the letter agreement, Mr. Dunphy receives an annual base salary of $260,000 and is eligible to receive a one-time bonus of $150,000, payable in three equal annual installments of $50,000 on March 18, 2003, 2004 and 2005. In addition, Mr. Dunphy is also eligible to receive an annual performance bonus at the discretion of our board of directors.

     We granted to Mr. Dunphy a stock option to purchase up to 300,000 shares of our common stock, at an exercise price of $3.00 per share. Of those shares, 200,000 shares will vest and become exercisable in four equal annual installments beginning on the first anniversary of Mr. Dunphy's commencement of employment. The remaining 100,000 shares will vest and become exercisable in full on the fifth anniversary of Mr. Dunphy's employment commencement date, or, if earlier, as to 50,000 shares on each of the first and second anniversaries of the closing of our initial public offering. If Mr. Dunphy's employment terminates, he will be entitled to exercise only the portion of his stock options that have vested.

     If we terminate Mr. Dunphy's employment without cause, as defined in the agreement, or if Mr. Dunphy terminates his employment for good reason, as defined in the agreement, or if we elect not to renew Mr. Dunphy's employment, Mr. Dunphy will receive:

     - a lump sum payment equal to the greater of:

        - one year's salary and bonus, or

        - the amount of salary and bonus payable under the remaining term of his agreement; and

     - accelerated vesting of a portion of the shares underlying his options, as provided in his letter agreement;

     - any remaining unpaid amount of his $150,000 bonus payment referred to above.

     Moreover, if, in connection with a change in control of Novirio, as described in the letter agreement, Mr. Dunphy's employment is terminated without cause, or if Mr. Dunphy voluntarily resigns:

     - all shares underlying Mr. Dunphy's option will vest and become immediately exercisable; and

     - we will pay to Mr. Dunphy an amount equal to the greater of his salary and bonus payable for:

        - the next succeeding year, or

        - the remaining term of the agreement.

     If Mr. Dunphy is terminated by us for cause or if he resigns without good reason, or if his employment is terminated by reason of his death or disability, Mr. Dunphy will receive all accrued salary, bonus and other benefits due and payable on such termination date and may exercise any then vested options, subject to the terms of the 1998 equity incentive plan.

CONSULTING ARRANGEMENTS

     James Egan

     We entered into a letter agreement, dated April 24, 2000, with James Egan under which Mr. Egan agreed to perform consulting services for us. In accordance with the terms of the letter agreement, we are obligated to pay Mr. Egan an aggregate $1,200,000 in cash based upon Mr. Egan's achievement of the objectives under the letter agreement. A total of $180,000 remains unpaid under this letter agreement and we expect to pay this amount by the end of 2002. Under the letter agreement, Mr. Egan also received a stock option to purchase 80,000 shares of our common stock at a per share exercise price of $3.00 per share. This stock option was immediately exercisable on the date of grant and, on March 21, 2002, Mr. Egan exercised this option in full.

     Mr. Egan joined Novirio as our Senior Vice President, Business and Corporate Development in July 2001.

     Paul Brooke

     On December 15, 2000, we entered into a consulting agreement and a stock restriction agreement with Paul Brooke, a former member of our board of directors. The consulting agreement had a term of three years and was terminable by Mr. Brooke upon 30 days prior written notice. Under the stock restriction agreement, we issued and sold to Mr. Brooke 60,000 shares of our common stock at a purchase price of $0.001 per share. These shares were subject to a three-year vesting period. Mr. Brooke resigned as a member of the board of directors and as a consultant pursuant to a letter agreement dated March 31, 2002. This agreement also provides for full acceleration of vesting of all shares of common stock held by Mr. Brooke under his stock restriction agreement.

     Raymond Schinazi

     In June 1998, we entered into a consulting agreement and a stock restriction agreement with Dr. Raymond F. Schinazi, one of our founders. Under the stock restriction agreement, we issued and sold to Dr. Schinazi 1,125,000 shares of our common stock at a purchase price of $0.001 per share. The stock restriction agreement provides that 50% of these shares is subject to vesting over four years, provided that Dr. Schinazi continues to serve as a consultant to Novirio. All shares subject to vesting will vest and become fully exercisable on the earlier of June 30, 2002 or the completion of a sale of Novirio, provided that Dr. Schinazi continues to serve as a consultant at that time. Currently, 281,250 shares remain subject to vesting.

OTHER AGREEMENTS

     TherapX License Agreement

     On June 20, 1998, we entered into a license agreement with TherapX and Dr. Schinazi, one of our founders, with respect to certain intellectual property relating to our proprietary method to enhance the antiviral activity of certain HIV protease inhibitors. Dr. Sommadossi, our Chief Executive Officer, holds approximately 70% of the outstanding capital stock of, and is a managing member of TherapX. In addition to an initial license fee we paid to TherapX and Dr. Schinazi under the agreement, we may be obligated to pay to TherapX and Dr. Schinazi additional amounts if specified milestones with respect to the licensed technology are met. Moreover, we will also be required to make royalty payments to TherapX and Dr. Schinazi on all sales of our products that utilize the technology covered by the license agreement.

     Pharmasset License Agreement

     In June 1998, we entered into a license agreement with Pharmasset, Ltd., which was subsequently amended in August 1999 with respect to the use of specified intellectual property relating to the use of specified nucleosides as antiviral agents. Under the terms of that agreement, we paid to Pharmasset an initial license fee of $500,000 and purchased 1,000,000 shares of Pharmasset common stock for an additional $1,000,000. The agreement also provides that we may be required to pay Pharmasset additional amounts if specified performance milestones are met. In addition, in the event that we commercialize products incorporating the technology covered by the license agreement, we will be required to make royalty payments to Pharmasset. In April 2000, we sold 500,000 shares of Pharmasset common stock back to Pharmasset for an aggregate amount of $1,845,000. On December 28, 2001, we notified Pharmasset of our intention to terminate the license agreement, effective as of April 22, 2002. Dr. Schinazi, one of our founders, is the chief scientific officer and a founder and director of Pharmasset. Ansbert Gadicke and Alexandra Goll, each of whom is a member of our board of directors, are directors of Pharmasset.

     Asterion Sublease

     Effective September 1, 2001, we entered into a sublease arrangement with Asterion Capital LLC, pursuant to which we lease 1,500 square feet of our office space in Cambridge, Massachusetts to Asterion for aggregate monthly rental payments of $4,253. Under the sublease arrangement, Asterion pays rent to us at the same rate that we pay the lessor. Marie Warburg, a former member of our board of directors, is a principal of Asterion.

REGISTRATION RIGHTS

     The holders of 32,398,468 shares of common stock, including warrants to purchase 5,333,332 shares of common stock, are entitled to register their shares under the Securities Act. These rights are provided under the terms of stockholders' agreement between us and these holders. These holders include the following directors, officers, founders and holders of more than five percent of our voting securities and their affiliates:

                                                                  NUMBER OF
                       NAME OF HOLDER                         REGISTRABLE SHARES
                       --------------                         ------------------
MPM Asset Management affiliated funds(1)....................      14,377,509
Credit Suisse First Boston Equity Partners, L.P. and related       3,878,789
  investors(2)..............................................
TVM Techno Venture Management affiliated funds(3)...........       3,345,454
Nomura International plc....................................       3,070,707
Jean-Pierre Sommadossi, Ph.D. ..............................         100,000
Raymond Schinazi, Ph.D. ....................................         100,000

---------------
(1) Represents (a) 10,985,331 shares of series A convertible preferred stock, 773,600 shares of series B convertible preferred stock, 694,142 shares of series C convertible preferred stock and warrants to purchase 416,485 shares of our common stock held by BB BioVentures; (b) 865,591 shares of series A convertible preferred stock, 105,067 shares of series B convertible preferred stock, 104,646 shares of series C convertible preferred stock and warrants to purchase 62,788 shares of our common stock held by Parallel Fund; (c) 137,871 shares of series A convertible preferred stock, 10,222 shares of series B convertible preferred stock, 9,293 shares of series C convertible preferred stock, 206,897 shares of common stock and warrants to purchase 5,576 shares of our common stock held by MPM Asset Management Investors, or Management Investors. MPM Capital is a direct or indirect parent and/or control person of MPM Asset Management LLC, funds managed or advised by it including BB BioVentures, Parallel Fund and Management Investors and the general partner of such funds and may be deemed to beneficially hold the securities owned by such entities.

(2) Represents (a) 1,666,127 shares of series C convertible preferred stock and warrants to purchase 999,676 shares of our common stock held by Credit Suisse First Boston Equity Partners, L.P., and (b) 465,725 shares of series C convertible preferred stock and warrants to purchase 279,435 shares of our common stock held by Credit Suisse First Boston Equity Partners (Bermuda), L.P., (c) 1,482 shares of series C convertible preferred stock and warrants to purchase 889 shares of our common stock held by Credit Suisse First Boston U.S. Executive Advisors, L.P., (d) 165,818 shares of series C convertible preferred stock and warrants to purchase 99,491 shares of our common stock held by EMA Private Equity Fund 2000, L.P. and (e) 125,091 shares of series C convertible preferred stock and warrants to purchase 75,055 shares of our common stock held by EMA Partners Fund, L.P.

(3) Represents (a) 1,777,778 shares of series B convertible preferred stock, and warrants to purchase 103,030 shares of our common stock held by TVM Medical Ventures GmbH & Co. KG and (b) 979,798 shares of series C convertible preferred stock and warrants to purchase 484,848 shares of our common stock held by TVM V Life Sciences Venture GmbH Co. KG.

OTHER CONSIDERATIONS

     We have adopted a policy providing that all transactions between us and our officers, directors and other affiliates must be:

     - approved by a majority of the members of our board of directors and by a majority of the disinterested members of our board of directors; and

     - on terms no less favorable to us than those which we believe could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the ownership of our common stock as of March 31, 2002 by:

     - each of our directors;

     - our Chief Executive Officer and our other four most highly compensated executive officers who were serving as executive officers on December 31, 2001;

     - all of our executive officers and directors as a group; and

     - all those known by us to be the beneficial owners of more than five percent of our common stock.

     Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 34,032,323 shares outstanding on March 31, 2002, adjusted as required by rules promulgated by the SEC. Except as shown otherwise in the table, the address of each stockholder listed is in care of Novirio Pharmaceuticals, Inc. at 125 CambridgePark Drive, Cambridge, MA 02140.

                                                                           PERCENTAGE OF SHARES
                                                                            BENEFICIALLY OWNED
NAME AND ADDRESS OF                             NUMBER OF SHARES     ---------------------------------
BENEFICIAL OWNER                               BENEFICIALLY OWNED    BEFORE OFFERING    AFTER OFFERING
-------------------                            ------------------    ---------------    --------------
MPM Asset Management affiliated funds(1).....       13,892,660            40.82%
  111 Huntington Avenue
  Boston, MA 02199
Credit Suisse First Boston Equity Partners,
  L.P. and related investors(2)..............        2,424,243             7.12
  c/o CSFB Advisory Partners LLC
  11 Madison Avenue
  New York, NY 10010
Nomura International plc.....................        2,585,859             7.60
  c/o Nomura House
  1 St. Martin's-le-Grand
  London EC1A 4NP
  United Kingdom
TVM Techno Venture Management affiliated
  funds(3)...................................        2,757,576             8.10
  Maximilianstr. 35
  D-80539 Munich, Germany
Jean-Pierre Sommadossi, Ph.D.................        3,100,000             9.11
Nathaniel Brown, M.D.(4).....................           45,000           *
Maureen Myers, Ph.D.(5)......................          173,750           *
Andrea J. Corcoran(6)........................          117,500           *
Estate of Martin L. Bryant, M.D., Ph.D.(7)...          173,500           *
Ansbert Gadicke, M.D.(8).....................       13,892,660            40.82
Paul A. Brooke(9)............................           60,000                *
Alexandra Goll, Ph.D.(10)....................        2,760,909             8.10
Wayne T. Hockmeyer, Ph.D.(11) ...............           30,000           *
Thomas R. Hodgson(12)........................           30,000           *
Michael Schmertzler(13)......................        2,424,243             7.12
All current executive officers and directors
  as a group(14).............................       22,960,208            66.72

---------------
  *  Represents beneficial ownership of less than one percent of common stock.

 (1) Represents 12,453,073 shares owned by BB BioVentures, 1,075,304 shares owned by Parallel Fund, and 364,283 shares owned by MPM Asset Management Investors 1998 LLC. MPM Capital is a direct or indirect parent and/or control person of MPM Asset Management LLC, funds managed or advised by it including BB BioVentures, Parallel Fund and Management Investors and the general partner of such funds and may be deemed to beneficially hold the securities owned by such entities.

 (2) Represents 1,666,127 shares owned by Credit Suisse First Boston Equity Partners, L.P., 465,725 shares owned by Credit Suisse First Boston Equity Partners (Bermuda), L.P., 1,482 shares owned by Credit Suisse First Boston U.S. Executive Advisors, L.P., 125,091 shares owned by EMA Partners Fund 2000, L.P., and 165,818 shares owned by EMA Private Equity Fund 2000, L.P.

 (3) Represents 1,777,778 shares owned by TVM Medical Ventures GmbH & Co. KG and 979,798 shares owned by TVM V Life Sciences Venture GmbH & Co. KG.

 (4) Represents options to purchase shares of our common stock exercisable within 60 days after March 31, 2002.

 (5) Includes options to purchase 171,750 shares of our common stock exercisable within 60 days after March 31, 2002.

 (6) Includes stock options to purchase 70,813 shares of our common stock exercisable within 60 days after March 31, 2002.

 (7) Includes stock options to purchase 61,250 shares of our common stock exercisable within 60 days after March 31, 2002.

 (8) Represents 13,892,660 shares owned by MPM Asset Management affiliated funds. See footnote 1 above. Dr. Gadicke is chairman of the board and managing partner of MPM Capital, L.P. In such capacity, Dr. Gadicke may be deemed to have beneficial ownership of 13,892,660 shares owned by MPM Capital, L.P. or its affiliated funds. Dr. Gadicke disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein.

 (9) Mr. Brooke resigned as a director as of March 31, 2002.

(10) Represents 2,757,576 shares owned by TVM Techno Venture Management affiliated funds. See footnote 3 above. Dr. Goll is a partner of TVM Techno Venture Management. In such capacity, Dr. Goll may be deemed to have beneficial ownership of the 2,757,576 shares owned by TVM Techno Venture Management or its affiliated funds. Dr. Goll disclaims beneficial ownership of those shares, except to the extent of her pecuniary interest therein. Also includes 3,333 owned by Dr. Goll with respect to which Dr. Goll may be deemed to be the beneficial owner.

(11) Represents stock options to purchase shares of our common stock exercisable within 60 days after March 31, 2002.

(12) Represents stock options to purchase shares of our common stock exercisable within 60 days after March 31, 2002.

(13) Represents 2,424,243 shares owned by Credit Suisse First Boston Equity Partners, L.P. and Credit Suisse First Boston (Bermuda) L.P., and its related investors. Mr. Schmertzler is co-head of Credit Suisse First Boston Equity Partners, L.P. and Credit Suisse First Boston (Bermuda) L.P. In such capacity, Mr. Schmertzler may be deemed to have beneficial ownership of the 2,424,243 shares owned by Credit Suisse First Boston Private Equity or its affiliated funds. Mr. Schmertzler disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein.

(14) Includes options to purchase 373,709 shares of our common stock exercisable within 60 days after March 31, 2002. Also includes 535,000 shares of common stock which may be subject to a repurchase right by Novirio as of March 31, 2002.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws give effect to the domestication and are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will become effective upon closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

     Upon the completion of this offering, our authorized capital stock will
consist of                shares of common stock, par value $0.001 per share,
and                shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated. Prior to this offering, we had 12,413,793 shares of series A convertible preferred stock, 5,555,556 shares of series B convertible preferred stock and 8,888,890 shares of series C convertible preferred stock issued and outstanding. Upon the completion of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 26,858,239 shares of our common stock. As of March 31, 2002, there were 73 holders of record of our capital stock.

COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available for distribution after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

     Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

     The purpose of authorizing our board of directors to issue preferred stock and determine its right and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible future acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no current plans to issue any shares of preferred stock.

WARRANTS

     As of March 31, 2002, there were warrants outstanding to purchase an aggregate of 5,333,332 shares of common stock at an exercise price of $0.01 per share. The warrants will be fully exercisable 180 days following the closing of this offering. The shares of common stock issuable upon exercise of the warrants will have the registration rights outlined below under the heading "Registration Rights." The number of warrant shares outstanding are subject to adjustment as follows:

     - if we close our offering at a per share price of at least $9.90 and receive at least $40,000,000 in net proceeds, the number of warrant shares outstanding shall be reduced to 1,777,777 shares; and

     - if on the 180th day following the closing of this offering, the median of the daily closing prices per share of our common stock during the preceding 30 trading days is:

        - equal to or greater than $9.90, then all of the warrants then outstanding shall terminate; or

        - less than $9.90, the number of warrants then outstanding will be adjusted to equal a number of warrant shares which, when valued at the median of the daily closing prices per share of our common stock during the preceding 30 trading days as of such date, have a value equal to the difference between:

           - the product of (A) $9.90 and (B) the number of shares of common stock that were issued upon conversion of the shares of series C convertible preferred stock prior to the closing of this offering, and

           - the product of (A) the number of shares of common stock issued upon conversion of the shares of series C convertible preferred stock prior to the closing of this offering and (B) the market price of a share of common stock on such date.

REGISTRATION RIGHTS

     If, after this offering, we register any shares of common stock, either for our own account or for the account of other security holders, the holders of 32,398,468 shares of common stock, including holders of warrants to purchase 5,333,332 shares of common stock, are entitled to notice of the registration and to include all or a portion of their common stock in the registration. We expect that the holders of registration rights will waive their right to participate in this offering.

     Additionally, beginning 180 days after the closing of this offering, subject to specified limitations, those holders may demand that we register all or a portion of their common stock for sale under the Securities Act, so long as the aggregate value of that common stock so requested to be registered is equal to or greater than $5,000,000. Subject to several exceptions, current holders of series C convertible preferred stock have the right to demand that we file up to three registration statements on their behalf, and current holders of series A convertible preferred stock and series B convertible preferred stock together have the right to demand that we file up to three registration statements on their behalf. Once we are entitled to register our common stock on Form S-3, these holders may, subject to certain exceptions, make unlimited demands for registration of their securities.

     A holder's right to demand or include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering. All fees, costs and expenses of any demand registrations and registrations on Form S-3 will be paid by us, and all selling expenses will be paid by the holders of the securities being registered. These registration rights terminate upon the tenth anniversary of the closing of this offering.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND CHARTER PROVISIONS

     Our amended and restated certificate of incorporation and our amended and restated bylaws divide our board of directors into three classes with staggered three-year terms. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws provide that directors may be removed only for cause by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our amended and restated certificate of incorporation, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and the filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

     Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, chief executive officer or the board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities.

     The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation and amended and restated bylaws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

     We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person. The restrictions contained in Section 203 are not applicable to any of our existing stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is                .

NASDAQ NATIONAL MARKET

     We have applied for the quotation of our common stock on the Nasdaq National Market under the symbol "IDIX."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since some shares of common stock will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Prior to this offering, there has been no public market for our common stock. Upon completion of this offering, we will have outstanding an aggregate
of           shares of common stock assuming no exercise of outstanding options or warrants including the underwriters' option to purchase additional shares. Of
these shares, the           shares of common stock sold in this offering will be
freely tradable without restrictions or further registration under the Securities Act, unless those shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining 34,032,323 shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below. Of these remaining securities:

     - shares of common stock which are not subject to the 180-day lock-up period described below may be sold immediately after completion of this offering;

     - additional shares of common stock which are not subject to the 180-day lock up period described below may be sold beginning 90 days after the effective date of this offering; and

     - additional shares of common stock may be sold upon expiration of the 180-day lock-up period described below.

     Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

     Rule 144

     In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will
       equal approximately                shares of common stock immediately
       after this offering, or

     - the average weekly trading volume of the shares of common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

     Rule 144(k)

     Common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. Generally under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon completion of this offering, without regard to manner of sale, the availability of public information or volume, if:

     - the person is not an affiliate of Novirio and has not been an affiliate of Novirio at any time during the three months preceding such a sale, and

     - the person has beneficially owned the shares proposed to be sold for at least two years.

     Rule 701

     In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchase shares of common stock from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with various restrictions, including the holding period, contained in Rule 144.

LOCK-UP AGREEMENTS

     Our officers, directors, members of senior management, holders of our preferred stock and substantially all holders of our common stock will have signed lock-up agreements under which they agree not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period ending 180 days after the date of this prospectus. Transfers or dispositions by our officers, directors and stockholders can be made sooner:

     - with the written consent of Goldman Sachs & Co.;

     - as a bona fide gift;

     - to immediate family members;

     - to a trust, the beneficiaries of which are immediate family members; or

     - with respect to certain shares of common stock acquired in the public market pursuant to brokers' transactions.

       REGISTRATION RIGHTS

     The holders of 32,398,468 shares of common stock, including the 26,858,239 shares of common stock issuable upon exercise of the outstanding convertible preferred stock, or their transferees have rights to require or to participate in the registration of those shares under the Securities Act. The number of shares of common stock subject to registration rights includes warrants to purchase 5,333,332 shares of common stock.

STOCK OPTIONS

     Immediately after the 180-day lock-up period expires, we intend to file registration statements under the Securities Act covering the shares of common stock reserved for issuance under our 1998 equity incentive plan. These registration statements are expected to become effective upon filing. Accordingly, common stock registered under the registration statement will, subject to vesting provisions and limitations as to the volume of shares of common stock that may be sold by our affiliates under Rule 144 described above, be available for sale in the open market immediately after the 180-day lock-up period expires.

     As of March 31, 2002, options to purchase 2,271,438 shares of common stock were issued and outstanding. Upon the expiration of the lock-up period described
above, at least           shares of common stock will be subject to vested
options, based on options outstanding as of March 31, 2002.

WARRANTS

     Subject to any applicable lock-up and warrant adjustment provisions described above, upon completion of this offering, there will be warrants outstanding to purchase up to 5,333,332 shares of common stock at an exercise price of $0.01 per share. Any shares of common stock purchased pursuant to the "cashless exercise" feature of outstanding warrants may be sold approximately 180 days after completion of this offering, subject to the requirements of Rule 144.

EFFECT OF SALES OF SHARES

     Prior to this offering, there has been no public market for shares of our common stock, and no prediction can be made as to the effect, if any, that market sales of common stock or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales after the closing of the offering of significant numbers of shares in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

               MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term non-U.S. holder means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

     - a nonresident alien individual (who is neither a former U.S. citizen or long-term U.S. resident);

     - a foreign corporation;

     - a foreign partnership;

     - an estate that is not subject to U.S. federal income tax on its worldwide income; or

     - a trust that is either not subject to primary supervision by a U.S. court or not subject to the control of a U.S. person with respect to substantial trust decisions.

     An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of as a nonresident, if, among other things, such individual is physically present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending on December 31 of that calendar year. Determining an individual's U.S. residency during the current year is made generally by counting all of the days the individual was physically present in the United States in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents of the United States are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

     This discussion does not consider, among other things:

     - U.S. state and local or non-U.S. tax consequences;

     - specific facts and circumstances that may be relevant to a particular non-United States holder's tax position, including, if the non-U.S. holder is a partnership or trust, the fact that the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner or beneficiary level;

     - the tax consequences to the stockholders, partners or beneficiaries of a non-U.S. holder;

     - special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers, and traders in securities; or

     - special tax rules that may apply to non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment.

     The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset for U.S. federal income tax purposes. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, ESTATE, GIFT AND NON-U.S. INCOME, ESTATE, GIFT AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

DIVIDENDS

     The gross amount of dividends paid by us are subject to U.S. federal tax withholding at a rate of 30%, or a lower rate under an applicable income tax treaty. A non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to furnish to us or another payor (i) a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which the non-U.S. holder certifies, under penalties of perjury, such holder's status as a non-U.S. person and its entitlement to the lower treaty rate with respect to such payments, or (ii) in the case of payments made outside the United States to an offshore account (generally, an account maintained by a non-U.S. holder at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing such holder's entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

     - in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

     - in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a foreign complex trust, foreign simple trust, or foreign grantor trust as defined in the U.S. Treasury regulations; and

     - look-through rules will apply to tiered partnerships, foreign simple trusts and foreign grantor trusts.

     Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty, and a non-U.S. holder which is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

     Except to the extent that an applicable tax treaty otherwise provides, dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States are taxed in the same manner as dividends received by U.S. persons. If such non-U.S. holder is a foreign corporation, it may also be subject to an additional U.S. branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Even though such effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to withholding tax if the holder delivers to us or another payor a properly executed Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which such holder represents, under penalties of perjury, that (i) such non-U.S. holder is a non-U.S. person, and (ii) the dividends are effectively connected with such holder's conduct of a trade or business within the United States and are includible in its gross income.

     A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any amounts withheld in excess of the amounts required by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to any U.S. federal income tax or withholding tax on any gain recognized on a sale or other disposition of our common stock unless:

     - the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, and in the event that an income tax treaty applies, is also attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

     - the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met; or

     - we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

     Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We have not been and are not currently, and we do not anticipate in the future becoming, a U.S. real property holding corporation.

FEDERAL ESTATE TAX

     Our common stock that is owned or is treated as owned by an individual who is a non-U.S. holder at the time of death will be included in that individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and any tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or other agreement.

     Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding, currently at a rate of 30%, on some payments on our common stock. The gross amount of dividends not otherwise subject to U.S. federal withholding tax paid to a non-U.S. holder that fails to certify its non-U.S. holder status or otherwise fails to establish an exemption in accordance with applicable U.S. Treasury regulations generally will be subject to information reporting and backup withholding.

     The payment of the proceeds from the disposition of our common stock by a non-U.S. holder to or through the U.S. office of a broker generally will be reported to the U.S. Internal Revenue Service and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge or reason to know to the contrary. The payment of the proceeds from the disposition of our common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker will not be reduced by backup withholding or reported to the U.S. Internal Revenue Service unless the non-U.S. broker is a U.S. related person. In general, the payment of the proceeds from the disposition of our common stock by or through a non-U.S. office of a broker that is a U.S. person or a U.S. related person will be reported to the U.S. Internal Revenue Service and may in limited circumstances be reduced by backup withholding, unless the broker receives a statement from the non-U.S. holder, signed under penalties of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge or reason to know to the contrary. For this purpose, a U.S. related person is generally:

     - a controlled foreign corporation for U.S. federal income tax purposes;

     - a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business; or

     - a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interests in the partnership is owned by U.S. persons, or (B) the partnership is engaged in a U.S. trade or business.

     Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder's United States federal income tax liability, if any, provided that the required information or appropriate claim for refund is furnished to the United States Internal Revenue Service.

                                  UNDERWRITING

     Novirio and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Banc of America Securities LLC, J.P. Morgan Securities Inc. and U.S. Bancorp Piper Jaffray Inc. are the underwriters.

                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................
Banc of America Securities LLC..............................
J.P. Morgan Securities Inc. ................................
U.S. Bancorp Piper Jaffray Inc. ............................
                                                                 ---------
          Total.............................................
                                                                 =========

     The underwriters are committed to take and pay for all of the shares offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

     If the underwriters sell more shares than the total set forth in the table above, the underwriters have an option to buy up to an additional shares from Novirio to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts to be paid to the underwriters by Novirio. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                      Paid By Novirio                         No Exercise   Full Exercise
                      ---------------                         -----------   -------------
Per share...................................................   $              $
          Total.............................................   $              $

     Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other
brokers or dealers at a discount of up to $     per share from the initial price
to public. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

     Novirio and its officers, directors, members of senior management, holders of preferred stock and substantially all holders of common stock will agree not to dispose of or hedge any of their common stock or any securities convertible into or exchangeable for shares of common stock during the period 180 days after the date of this prospectus, except with the prior written consent of the underwriters. This agreement does not apply to Novirio's existing equity incentive plans. See "Shares Eligible for Future Sale" for a discussion of re-sale restrictions relating to the common stock.

     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be negotiated among Novirio and the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Novirio's historical performance, estimates of the business potential and earnings prospects of Novirio, an assessment of Novirio's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     Novirio has applied for the quotation of its common stock on the Nasdaq National Market under the symbol "IDIX."

     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of the greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from Novirio in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of common stock or purchasing common stock in the open market. In determining the source of common stock to close out the covered short position, the underwriters will consider, among other things, the price of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to the underwriters. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing common stock in the option market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     Novirio currently anticipates that it will undertake a directed share program pursuant to which it will direct the underwriters to reserve up to shares of common stock at the initial public offering price through a directed share program. The number of shares of common stock available for sale to the general public in the initial public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as other shares offered.

     Novirio estimates that its total expenses for this offering, excluding the
underwriting discount, will be approximately $          .

     Novirio has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

     The underwriters may in the future perform investment banking and advisory services for us for which they may receive customary fees and expenses. As of March 31, 2002, affiliates of

Banc of America Securities LLC own 1.22% of the outstanding common stock of Novirio assuming conversion of all outstanding convertible preferred stock into shares of common stock.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts and for the underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-1 with the SEC for the shares of common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

     You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549.

     You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

                        NOVIRIO PHARMACEUTICALS LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets as of December 31, 2000 and
  2001......................................................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1999, 2000 and 2001..........................  F-4
Consolidated Statements of Shareholders' Deficit and
  Comprehensive Loss for the years ended December 31, 1999,
  2000 and 2001.............................................  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1999, 2000 and 2001..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

     The consolidated financial statements reflect the current capital structure of Novirio Pharmaceuticals Limited, a Cayman Islands company, denoting ordinary shares and redeemable convertible preferred shares outstanding. Upon completion of Novirio Pharmaceuticals Limited's domestication into the State of Delaware and the deregistration of Novirio Pharmaceuticals Limited in the Cayman Islands, these shares will be reflected as common stock and convertible preferred stock, respectively, of Novirio Pharmaceuticals, Inc.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Novirio Pharmaceuticals Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' deficit and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of Novirio Pharmaceuticals Limited and its subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
April 5, 2002

                        NOVIRIO PHARMACEUTICALS LIMITED

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                 PRO FORMA
                                                                               SHAREHOLDERS'
                                                          DECEMBER 31,         EQUITY AS OF
                                                      --------------------   DECEMBER 31, 2001
                                                        2000        2001         (NOTE 2)
                                                        ----        ----     -----------------
                                                                                (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.........................  $ 10,161    $ 38,846
  Restricted cash...................................        23          23
  Accounts receivable...............................        --       3,110
  Prepaid expenses and other current assets.........       321         863
                                                      --------    --------
          Total current assets......................    10,505      42,842
Property and equipment, net.........................       700       1,472
Restricted cash.....................................        43          20
Deferred tax asset..................................        25           5
Investment in related party (Notes 15 and 17).......       500         500
Other assets........................................        57         106
                                                      --------    --------
          Total assets..............................  $ 11,830    $ 44,945
                                                      ========    ========
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES
  AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Accounts payable..................................  $  2,281    $  3,876
  Accrued expenses..................................       660       1,872
  Capital lease obligations.........................        20          21
  Deferred revenue..................................        --       1,358
  Income taxes payable..............................       233         434
                                                      --------    --------
          Total current liabilities.................     3,194       7,561
Capital lease obligations, net of current portion...        37          16
Deferred revenue, net of current portion............        --       4,526
                                                      --------    --------
          Total liabilities.........................     3,231      12,103
Commitments and contingencies (Note 12)
Redeemable convertible preferred shares (at
  redemption value), $0.001 par value; 17,969,349
  and 27,908,743 shares authorized; 17,969,349 and
  26,858,239 shares issued and outstanding at
  December 31, 2000 and 2001, respectively; no
  shares authorized, issued or outstanding
  (unaudited) pro forma at December 31, 2001
  (liquidation value at December 31, 2001
  $73,502)..........................................    32,717     101,817
                                                      --------    --------
Shareholders' (deficit) equity:
  Ordinary shares, $0.001 par value; 138,586,207
  shares authorized; 4,187,022 and 5,232,084 shares
  issued and outstanding at December 31, 2000 and
  2001, respectively; 151,000,000 shares authorized,
  32,090,323 shares issued and outstanding
  (unaudited) pro forma at December 31, 2001........         4           5       $     32
  Additional paid-in capital........................        --          --         99,420
  Deferred compensation.............................        --      (2,402)        (2,402)
  Accumulated other comprehensive loss..............       (12)         (4)            (4)
  Accumulated deficit...............................   (24,110)    (66,574)       (66,574)
                                                      --------    --------       --------
          Total shareholders' (deficit) equity......   (24,118)    (68,975)      $ 30,472
                                                      --------    --------       ========
          Total liabilities, redeemable convertible
            preferred shares and shareholders'
            (deficit) equity........................  $ 11,830    $ 44,945
                                                      ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        NOVIRIO PHARMACEUTICALS LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1999       2000       2001
                                                               ----       ----       ----
Revenues:
  License fees and collaborative research and development...  $    --   $     --   $  1,226
  Government research grants................................       --        100         73
                                                              -------   --------   --------
Total revenues..............................................       --        100      1,299
Operating expenses(1):
  Research and development..................................    4,398      7,377     20,858
  General and administrative................................    2,978      3,992      7,287
  Sales and marketing.......................................      101        386        998
                                                              -------   --------   --------
Total operating expenses....................................    7,477     11,755     29,143
                                                              -------   --------   --------
Loss from operations........................................   (7,477)   (11,655)   (27,844)
Interest income, net........................................      523        746        931
Gain on sale of equity investment (Notes 15 and 17).........       --      1,345         --
Other income (expense)......................................      (51)        51        (54)
                                                              -------   --------   --------
Loss before income taxes....................................   (7,005)    (9,513)   (26,967)
Income tax benefit (provision)..............................       17       (394)      (368)
                                                              -------   --------   --------
Net loss....................................................   (6,988)    (9,907)   (27,335)
                                                              -------   --------   --------
Accretion of redeemable convertible preferred shares........   (1,479)    (5,163)   (30,502)
                                                              -------   --------   --------
Net loss attributable to ordinary shareholders..............  $(8,467)  $(15,070)  $(57,837)
                                                              =======   ========   ========

Basic and diluted net loss per ordinary share...............  $ (4.15)  $  (4.46)  $ (12.02)
                                                              =======   ========   ========
Shares used in computing basic and diluted net loss per
  ordinary share............................................    2,041      3,376      4,811
Unaudited pro forma basic and diluted net loss per ordinary
  share (Note 3)............................................                       $  (0.86)
                                                                                   ========
Shares used in computing unaudited pro forma basic and
  diluted net loss per ordinary share (Note 3)..............                         31,669

---------------
(1) In the years ended December 31, 1999, 2000 and 2001, stock-based compensation expenses included in operating expenses amounted to approximately:

                                                               1999      2000      2001
                                                              ------    ------    ------
Research and development....................................  $  637    $1,560    $7,284
General and administrative..................................     568       317       501
Sales and marketing.........................................      --        --        19
                                                              ------    ------    ------
                                                              $1,205    $1,877    $7,804
                                                              ======    ======    ======

  The accompanying notes are an integral part of these consolidated financial statements.

                        NOVIRIO PHARMACEUTICALS LIMITED

    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT AND COMPREHENSIVE LOSS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                      ACCUMULATED
                                                     ORDINARY SHARES     ADDITIONAL                      OTHER
                                                    ------------------    PAID-IN       DEFERRED     COMPREHENSIVE   ACCUMULATED
                                                     SHARES     AMOUNT    CAPITAL     COMPENSATION   INCOME (LOSS)     DEFICIT
                                                     ------     ------   ----------   ------------   -------------   -----------
Balance at December 31, 1998......................  1,488,147     $1      $     --      $    --          $ 28         $ (2,476)
Issuance of ordinary shares.......................  1,008,875      1                                                        (1)
Compensation related to restricted stock..........                           1,205
Accretion of redeemable preferred shares to
 redemption value.................................                          (1,205)                                       (274)
Accretion of Series B Preferred Shares cumulative
 dividend.........................................                                                                        (355)
Net loss..........................................                                                                      (6,988)
Cumulative translation adjustment.................                                                         48
Comprehensive loss................................
                                                    ---------     --      --------      -------          ----         --------
Balance at December 31, 1999......................  2,497,022      2            --           --            76          (10,094)
Issuance of ordinary shares.......................  1,690,000      2            79                                          (2)
Compensation related to restricted stock..........                           1,877
Accretion of redeemable preferred shares to
 redemption redeemable value......................                          (1,956)                                     (3,207)
Accretion of Series B Preferred Shares cumulative
 dividend.........................................                                                                        (900)
Net loss..........................................                                                                      (9,907)
Cumulative translation adjustment.................                                                        (88)
Comprehensive loss................................
                                                    ---------     --      --------      -------          ----         --------
Balance at December 31, 2000......................  4,187,022      4            --           --           (12)         (24,110)
Issuance of ordinary shares.......................    879,875      1                                                        (1)
Issuance of ordinary shares upon exercise of
 employee stock options...........................    165,187                   23
Issuance of warrants in conjunction with
 redeemable convertible preferred share offering,
 at fair value....................................                           8,477
Compensation related to restricted stock..........                           7,297
Accretion of redeemable preferred shares to
 redemption value.................................                         (17,543)                                    (12,959)
Accretion of Series B and Series C Preferred
 Shares cumulative dividends......................                          (1,164)                                     (2,169)
Deferred compensation related to employee stock
 option grants....................................                           2,910       (2,910)
Amortization of deferred compensation.............                                          508
Net loss..........................................                                                                     (27,335)
Cumulative translation adjustment.................                                                          8
Comprehensive loss................................
                                                    ---------     --      --------      -------          ----         --------
Balance at December 31, 2001......................  5,232,084     $5      $     --      $(2,402)         $ (4)        $(66,574)
                                                    =========     ==      ========      =======          ====         ========


                                                        TOTAL
                                                    SHAREHOLDERS'   COMPREHENSIVE
                                                       DEFICIT          LOSS
                                                    -------------   -------------
Balance at December 31, 1998......................    $ (2,447)
Issuance of ordinary shares.......................          --
Compensation related to restricted stock..........       1,205
Accretion of redeemable preferred shares to
 redemption value.................................      (1,479)
Accretion of Series B Preferred Shares cumulative
 dividend.........................................        (355)
Net loss..........................................      (6,988)       $ (6,988)
Cumulative translation adjustment.................          48              48
                                                                      --------
Comprehensive loss................................                    $ (6,940)
                                                      --------        ========
Balance at December 31, 1999......................     (10,016)
Issuance of ordinary shares.......................          79
Compensation related to restricted stock..........       1,877
Accretion of redeemable preferred shares to
 redemption redeemable value......................      (5,163)
Accretion of Series B Preferred Shares cumulative
 dividend.........................................        (900)
Net loss..........................................      (9,907)       $ (9,907)
Cumulative translation adjustment.................         (88)            (88)
                                                                      --------
Comprehensive loss................................                    $ (9,995)
                                                      --------        ========
Balance at December 31, 2000......................     (24,118)
Issuance of ordinary shares.......................          --
Issuance of ordinary shares upon exercise of
 employee stock options...........................          23
Issuance of warrants in conjunction with
 redeemable convertible preferred share offering,
 at fair value....................................       8,477
Compensation related to restricted stock..........       7,297
Accretion of redeemable preferred shares to
 redemption value.................................     (30,502)
Accretion of Series B and Series C Preferred
 Shares cumulative dividends......................      (3,333)
Deferred compensation related to employee stock
 option grants....................................          --
Amortization of deferred compensation.............         508
Net loss..........................................     (27,335)       $(27,335)
Cumulative translation adjustment.................           8               8
                                                                      --------
Comprehensive loss................................                    $(27,327)
                                                      --------        ========
Balance at December 31, 2001......................    $(68,975)
                                                      ========

  The accompanying notes are an integral part of these consolidated financial statements.

                        NOVIRIO PHARMACEUTICALS LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEARS ENDED DECEMBER 31,
                                                             ------------------------------
                                                              1999       2000        2001
                                                             -------    -------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.................................................  $(6,988)   $(9,907)   $(27,335)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization.........................      141        189         337
     Gain on sale of equity investment in related party....       --     (1,345)         --
     Stock-based compensation..............................    1,205      1,877       7,804
     Deferred taxes........................................       93        (25)         21
     Change in operating assets and liabilities:
       Accounts receivable.................................       --         --      (3,110)
       Prepaid expenses and other current assets...........     (163)      (173)       (548)
       Other assets........................................       --         --         (47)
       Accounts payable....................................      350      1,505       1,598
       Accrued expenses....................................       90        589       1,165
       License fee payable.................................     (100)        --          --
       Income taxes payable................................        4        210         247
       Deferred revenue....................................       --         --       5,884
                                                             -------    -------    --------
       Net cash used in operating activities...............   (5,368)    (7,080)    (13,984)
CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of property and equipment.......................     (496)      (344)     (1,126)
  Proceeds from sale of equity investment in related
     party.................................................       --      1,845          --
  Restricted deposits......................................       23         23          23
                                                             -------    -------    --------
       Net cash provided by (used in) investing
          activities.......................................     (473)     1,524      (1,103)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of redeemable convertible
     preferred shares, net of issuance costs...............   12,366         --      43,756
  Proceeds from sale of ordinary shares....................       --         79          23
  Repayment of capital lease obligations...................      (28)       (21)        (20)
                                                             -------    -------    --------
       Net cash provided by financing activities...........   12,338         58      43,759
Effect of changes in exchange rates on cash................      (26)       (51)         13
                                                             -------    -------    --------
Net increase (decrease) in cash and cash equivalents.......    6,471     (5,549)     28,685
Cash and cash equivalents at beginning of year.............    9,239     15,710      10,161
                                                             -------    -------    --------
Cash and cash equivalents at end of year...................  $15,710    $10,161    $ 38,846
                                                             =======    =======    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest.................................................  $     5    $     5    $      5
  Taxes....................................................       41        123         170
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:
  Purchases of equipment under capital leases..............  $    41    $    40    $     --
  Accretion of redeemable convertible preferred shares.....    1,479      5,163      30,502

  The accompanying notes are an integral part of these consolidated financial statements.

                        NOVIRIO PHARMACEUTICALS LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

     Novirio Pharmaceuticals Limited (the "Company") was incorporated in the Cayman Islands in May 1998 as an exempted company with limited liability. The Company is a biopharmaceutical company engaged in the discovery and development of drugs for the treatment of human viral and other infectious diseases. The Company's current focus is on the treatment of infections caused by hepatitis B virus, hepatitis C virus and human immunodeficiency virus.

     During the period from inception (May 1, 1998) through December 31, 2000, the Company was considered to be in the development stage as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." Since June 2001, the Company has generated revenues from planned principal operations. The Company is therefore considered to be in the operating stage for the year ended December 31, 2001.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Significant accounting policies applied by the Company in the preparation of its consolidated financial statements are as follows:

   Principles of Consolidation

     The accompanying consolidated financial statements reflect the operations of the Company and its wholly-owned subsidiaries, Novirio Pharmaceuticals, Inc. (subsidiary based in U.S.), Novirio SARL (subsidiary based in France) and Novirio B.V. (subsidiary based in the Netherlands). All intercompany accounts and transactions have been eliminated.

   Use of Estimates and Assumptions

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and use assumptions that affect reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

   Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity date of ninety days or less at date of purchase to be cash equivalents. The Company's cash equivalents, all of which were invested in money market investments, amounted to $8,222,000 and $32,754,000 at December 31, 2000 and 2001, respectively. These investments are stated at cost plus accrued interest, which approximates fair market value.

     In connection with an operating lease commitment of the Company (Note 12), the Company issued a letter of credit collateralized by cash deposits, that are classified as restricted cash on the accompanying consolidated balance sheets. Restricted cash amounts have been classified as current or noncurrent based on the expected release date of the restriction.

   Concentration of Credit Risk and Other Risks and Uncertainties

     Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash and cash equivalents and accounts receivable. The Company invests its

                        NOVIRIO PHARMACEUTICALS LIMITED
excess cash and cash equivalents in money market investments of a major bank. Accordingly, management believes these investments are subject to minimal credit and market risk and are of high credit quality.

     At December 31, 2001, all of the Company's accounts receivable was due from one collaborative partner (see Note 18). Revenue from this collaborative partner represented 94% of total revenues during the year ended December 31, 2001.

     The Company is subject to risks common to companies in the biopharmaceutical industry including, but not limited to, the successful development and commercialization of products, clinical trial uncertainty, regulatory approval, fluctuations in operating results and financial risks, potential need for additional funding, protection of proprietary technology and patent risks, compliance with government regulations, dependence on key personnel and collaborative partners, competition, technological and medical risks, customer demand and management of growth.

   Fair Value of Financial Instruments

     Financial instruments, including cash, cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses are carried in the consolidated financial statements at amounts that approximated their fair value as of December 31, 1999, 2000 and 2001, due to the short-term nature of these items.

   Property and Equipment

     Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful life of each of the assets. Leasehold improvements are amortized over the shorter of the asset life or the lease term. Upon the disposal of assets, the related cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the results of operations. Equipment held under capital leases is initially recorded at the lower of the fair market value of the related asset or the present value of the minimum lease payments at the inception of the lease. Depreciation of property and equipment held under capital leases is calculated using the straight-line method over the shorter of the life of the related asset or the term of the lease.

   Impairment of Long-lived Assets

     The Company evaluates the recoverability of its property and equipment and other long-lived assets when circumstances indicate that an event of impairment may have occurred in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets or the business to which such assets relate. Impairment is measured based on the difference between the carrying value of the related assets or businesses and the discounted future cash flows of such assets or businesses. No impairment was required to be recognized for any of the years ended December 31, 1999, 2000 and 2001.

   Pro Forma Shareholders' Equity (Unaudited)

     Under the terms of the Company's redeemable convertible preferred shares (Note 7), all preferred shares will automatically convert into ordinary shares if the Company's initial public

                        NOVIRIO PHARMACEUTICALS LIMITED
offering of ordinary shares is completed in an amount equal to or greater than $40 million, a per share offering price of at least $9.90 and a listing of the ordinary shares on the Nasdaq National Market or a nationally recognized exchange. Unaudited pro forma shareholders' equity reflects the conversion of the outstanding redeemable convertible preferred shares into 26,858,239 ordinary shares and a cash payment of $2,370,000 for accrued dividends to the holders of series C redeemable convertible preferred shares, as if the conversion had occurred on December 31, 2001.

   Revenue Recognition

     The Company records revenue provided that there is persuasive evidence that an arrangement exists, the price is fixed and determinable and collectibility is reasonably assured. The Company records revenue earned under collaborative research and development arrangements and government research grants.

   Collaborative Research and Development Revenue

     Revenue related to collaborative research and development arrangements includes nonrefundable license fees, milestones, and collaborative research and development payments from its collaborative partners. Where the Company has continuing performance obligations under the terms of a collaborative arrangement, non-refundable license fees are recognized as revenue over the period the Company completes its performance obligations. Where the Company's level of effort is relatively constant over the performance period, the license fee revenue is recognized on a straight-line basis. Payments received from the collaborative partners for research and development efforts by the Company are recognized as revenue over the contract term as the related costs are incurred. Revenues from milestones related to an arrangement under which the Company has continuing performance obligations, if deemed substantive, are recognized as revenue upon achievement of the milestone. Milestones are considered substantive if all of the following conditions are met: the milestone is non-refundable; achievement of the milestone was not reasonably assured at the inception of the arrangement; substantive effort is involved to achieve the milestone; and the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with achievement of the milestone. If any of these conditions is not met, the milestone payment is deferred and recognized as revenue as the Company completes its performance obligations, on a percentage-of-completion basis, over the term of the collaboration.

     Where the Company has no continuing involvement under a collaborative arrangement, the Company records non-refundable license fee revenue when the Company has the contractual right to receive the payment, in accordance with the terms of the license agreement, and records milestones upon appropriate notification to the Company of achievement of the milestone by the collaborative partner.

   Government Research Grant Revenue

     Government research grants which provide for payments to the Company for work performed are recognized as revenue when the related expense is incurred.

   Research and Development Expenses

     All costs associated with internal research and development, research and development conducted for others and research and development services for which the Company has externally contracted are expensed as incurred. Research and development expense includes

                        NOVIRIO PHARMACEUTICALS LIMITED
direct costs for salaries, employee benefits, subcontractors, facility related expenses and depreciation.

   Patents

     All costs to secure and defend patents are expensed as incurred.

   Stock-based Compensation

     As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation"("SFAS No. 123"), the Company accounts for its stock-based awards to employees and directors using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Subsequent changes to option terms can also give rise to compensation expense. The Company recognizes compensation expense for restricted stock sold and stock options granted to nonemployees in accordance with the requirements of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods or Services" ("EITF 96-18"). EITF 96-18 requires that such equity instruments be recorded at their fair value at the measurement date. Therefore, the measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. The Company has adopted the disclosure provisions of SFAS No. 123 for all stock-based awards.

   Foreign Currency

     The functional currencies of the Company's foreign subsidiaries are the local currency or the U.S. dollar. When the functional currency of the foreign subsidiary is the local currency, assets and liabilities of the foreign subsidiary are remeasured into U.S. dollars at the rates of exchange in effect at the end of the year. When the functional currency is the U.S. dollar, monetary assets and liabilities are remeasured at the current exchange rate as of the end of the accounting period. Nonmonetary assets and liabilities, including equity, are remeasured using historical exchange rates. Revenue and expense amounts are remeasured using the average exchange rate for the period. Net unrealized gains and losses resulting from foreign currency translation remeasurements are included in other comprehensive loss which is a separate component of shareholders' (deficit) equity. Net realized gains and losses resulting from foreign currency transactions are included in the consolidated statement of operations.

   Income Taxes

     Deferred tax assets and liabilities are recognized based on the expected future tax consequences, using current tax rates, of temporary differences between the financial statement carrying amounts and the income tax basis of assets and liabilities. A valuation allowance is applied against any net deferred tax asset if, based on the weighted available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

   Comprehensive Income (Loss)

     Comprehensive income (loss) is comprised of net income (loss) and certain changes in shareholders' equity that are excluded from net income (loss). The Company includes foreign currency translation adjustments for subsidiaries in which the functional currency is not the U.S. dollar in other comprehensive income (loss). The consolidated statements of shareholders' deficit and comprehensive loss reflect total comprehensive loss for the years ended December 31, 1999, 2000 and 2001.

                        NOVIRIO PHARMACEUTICALS LIMITED

   Net Income (Loss) per Ordinary Share

     The Company accounts for and discloses net income (loss) per ordinary share in accordance with SFAS No. 128 "Earnings Per Share" ("SFAS No. 128"). Under the provisions of SFAS No. 128 and SAB 98, basic net income (loss) per ordinary share is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding. Diluted net income (loss) per ordinary share is computed by dividing net income
(loss) available to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary share equivalents then outstanding. Potential ordinary shares consist of shares issuable upon the exercise of stock options and warrants (using the treasury stock method), restricted share awards and the weighted average conversion of the preferred shares into ordinary shares (using the if-converted method). The calculation of the net income (loss) per ordinary share for the years ended December 31, 1999, 2000 and 2001 does not include potential ordinary share equivalents as their impact would be antidilutive.

   Pro Forma Net Loss per Ordinary Share (Unaudited)

     The unaudited pro forma net loss per ordinary share for the year ended December 31, 2001 is calculated assuming the automatic conversion of all preferred shares outstanding had occurred as of the beginning of the year or as of the date of issuance of the preferred shares, if later. Therefore, accretion on the redeemable convertible preferred shares is excluded from the calculation of pro forma net loss per ordinary share. The redeemable convertible preferred shares automatically convert into 26,858,239 ordinary shares if the Company's initial public offering is completed in an amount equal to or greater than $40 million, a per share offering price of at least $9.90 and a listing on the Nasdaq National Market or a nationally recognized exchange. (Note 7).

   Segment Reporting

     SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"), requires companies to report information about operating segments in interim and annual financial statements. It also establishes standards for related disclosures about products and services, geographical areas and major customers. The Company, which uses consolidated financial information in determining how to allocate resources and assess performance, has determined that it operates in only one segment.

   Reclassifications

     Certain amounts in prior year financial statements have been reclassified to conform to the current presentation. These reclassifications had no effect on the reported net loss.

   Recent Accounting Pronouncements

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). These statements eliminate the pooling-of-interests method of accounting for business combinations and require that goodwill and intangible assets with indefinite lives not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized when incurred. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001, and therefore was adopted by the Company on January 1, 2002. The adoption of SFAS No. 141 and 142 will not have a significant impact on the Company's consolidated financial statements.

                        NOVIRIO PHARMACEUTICALS LIMITED

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which is effective for fiscal years beginning after June 15, 2002. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires, among other things, that the retirement obligations be recognized when they are incurred and displayed as liabilities on the balance sheet. In addition, the asset's retirement costs are to be capitalized as part of the asset's carrying amount and subsequently allocated to expense over the asset's useful life. The Company believes that the adoption of SFAS No. 143 will not have a significant impact on the Company's consolidated financial statements.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. This statement develops one accounting model for long-lived assets that are to be disposed of by sale, as well as addressing the principal implementation issues. The Company believes that the adoption of SFAS No. 144 will not have a significant impact on the Company's consolidated financial statements.

3. NET LOSS PER ORDINARY SHARE AND UNAUDITED PRO FORMA NET LOSS PER ORDINARY
SHARE

     The following sets forth the computation of basic and diluted net loss per ordinary share:

                                                                   YEAR ENDED DECEMBER 31,
                                                            -------------------------------------
                                                              1999          2000          2001
                                                            ---------    ----------    ----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Basic and diluted net loss per ordinary share:
  Net loss attributable to ordinary shareholders..........   $(8,467)     $(15,070)     $(57,837)
                                                             =======      ========      ========
  Basic and diluted weighted average number of ordinary
     shares outstanding...................................     2,041         3,376         4,811
  Basic and diluted net loss per ordinary share...........   $ (4.15)     $  (4.46)     $ (12.02)
                                                             =======      ========      ========

     The following potentially dilutive, ordinary share equivalents were excluded because their effect was antidilutive:

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                               1999      2000      2001
                                                              ------    ------    ------
                                                                    (IN THOUSANDS)
Options.....................................................     857     1,384     2,092
Warrants....................................................      --        --     5,333
Redeemable convertible preferred shares.....................  17,969    17,969    26,858
Restricted shares...........................................   4,221     2,650     1,471

     Pro forma basic net loss per ordinary share is computed using the weighted average number of ordinary shares outstanding and assumes the conversion of the Series A, Series B and Series C redeemable convertible preferred shares as if converted at the beginning of the period. Shares used to compute pro forma diluted net loss per ordinary share include potentially dilutive ordinary shares arising from the assumed exercise of outstanding stock options, unvested restricted shares and warrants as if exercised or converted at the beginning of the period.

                        NOVIRIO PHARMACEUTICALS LIMITED

     The following sets forth the computation of pro forma net loss per ordinary share (unaudited):

                                                                   YEAR ENDED
                                                                DECEMBER 31, 2001
                                                                -----------------
                                                                 (IN THOUSANDS,
                                                                EXCEPT PER SHARE
                                                                      DATA)
Pro forma net loss:
  Net loss attributable to ordinary shareholders............        $(57,837)
  Accretion of preferred shares to redemption value.........          30,502
                                                                    --------
Pro forma net loss..........................................        $(27,335)
                                                                    ========
Shares used in computing pro forma basic and diluted net
  loss per ordinary share:
  Weighted average number of ordinary shares outstanding....           4,811
  Weighted average impact of assumed conversion of preferred
     shares at the beginning of the period..................          26,858
                                                                    --------
Shares used in computing pro forma basic and diluted net
  loss per ordinary share...................................          31,669
                                                                    ========
Pro forma basic and diluted net loss per ordinary share.....        $  (0.86)
                                                                    ========

     Potentially dilutive ordinary share equivalents of 8,895,770 related to the assumed exercise of the outstanding warrants, stock options and restricted shares were excluded from the pro forma diluted calculation because their effect was antidilutive for the year ended December 31, 2001.

4. ACCOUNTS RECEIVABLE

     Accounts receivable consists of the following:

                                                                 DECEMBER 31,
                                                                --------------
                                                                2000     2001
                                                                ----    ------
                                                                (IN THOUSANDS)
Accounts receivable.........................................     $--    $2,500
Unbilled accounts receivable................................     --        610
                                                                 --     ------
                                                                 $--    $3,110
                                                                 ==     ======

     Unbilled accounts receivable are revenues earned under collaborative agreements that have not yet been billed at December 31, 2001.

                        NOVIRIO PHARMACEUTICALS LIMITED

5. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                               ESTIMATED      DECEMBER 31,
                                                              USEFUL LIFE     ------------
                                                                (YEARS)      2000      2001
                                                              -----------    ----      ----
                                                                             (IN THOUSANDS)
Office equipment............................................       5         $  15    $   61
Scientific equipment........................................       7           217     1,059
Computer equipment and software.............................       2           229       407
Office furniture............................................       7           110       146
Equipment under capital lease...............................       *            67        67
Leasehold improvements......................................       *           153       262
Construction-in-progress....................................                   204        94
                                                                             -----    ------
                                                                               995     2,096
Less -- accumulated depreciation and amortization...........                  (295)     (624)
                                                                             -----    ------
                                                                             $ 700    $1,472
                                                                             =====    ======

---------------
* Shorter of asset life or lease term

     Depreciation and amortization expense for the years ended December 31, 1999, 2000 and 2001 was $141,000, $189,000 and $337,000, respectively.
Accumulated amortization of property and equipment under capital leases totaled $13,000 and $33,000 at December 31, 2000 and 2001, respectively.

6. ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                               DECEMBER 31,
                                                               ------------
                                                              2000     2001
                                                              ----     ----
                                                              (IN THOUSANDS)
Research and development contract costs.....................  $113    $  808
Payroll and benefits........................................   457       296
Professional fees...........................................    60       367
Foreign withholding taxes...................................    --       311
Other.......................................................    30        90
                                                              ----    ------
                                                              $660    $1,872
                                                              ====    ======

                        NOVIRIO PHARMACEUTICALS LIMITED

7.  REDEEMABLE CONVERTIBLE PREFERRED SHARES

     The Company's redeemable convertible preferred shares, $0.001 par value, are carried at redemption value and consist of the following as of December 31, 2000 and 2001, respectively:

                                                              REDEMPTION VALUE AT
                                                                  DECEMBER 31,
                                                              --------------------
                                                               2000         2001
                                                              -------     --------
                                                                 (IN THOUSANDS)
Series A; 12,413,793 shares authorized, issued and
  outstanding at December 31, 2000 and 2001, respectively
  (liquidation preference of $12,414).......................  $17,123     $ 31,602
Series B; 5,555,556 shares authorized, issued and
  outstanding at December 31, 2000 and 2001, respectively
  (liquidation preference of $14,718).......................   15,594       23,097
Series C; 0 and 9,939,394 shares authorized; 0 and 8,888,890 shares issued and outstanding at December 31, 2000 and
  2001, respectively (liquidation preference of $46,370)....       --       47,118
                                                              -------     --------
                                                              $32,717     $101,817
                                                              =======     ========

     In June 1998, the Company authorized and designated 12,413,793 preferred shares as Series A redeemable convertible preferred shares ("Series A preferred shares"), and issued 12,413,793 Series A preferred shares, at $1.00 per share, for proceeds of $12,283,000, net of issuance costs of $131,000. In August 1999, the Company authorized and designated 5,555,556 preferred shares as Series B redeemable convertible preferred shares ("Series B preferred shares"), and issued 5,555,556 Series B preferred shares, at $2.25 per share, for proceeds of $12,366,000, net of issuance costs of $134,000. In April 2001, the Company authorized and designated 9,939,394 preferred shares as Series C redeemable convertible preferred shares ("Series C preferred shares"), and issued 7,676,769 Series C preferred shares, at $4.95 per share, for proceeds of $37,756,000, net of issuance costs of $244,000. In June 2001, the Company issued an additional 1,212,121 Series C preferred shares at $4.95 per share for gross proceeds of $6,000,000.

     Accretion of the Company's redeemable convertible preferred shares during the years ended December 31, 1999, 2000 and 2001 was as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1999      2000      2001
                                                              ------    ------    -------
                                                                    (IN THOUSANDS)
Series A preferred shares...................................  $1,175    $3,495    $14,479
Series B preferred shares...................................     304     1,668      6,540
Series C preferred shares...................................      --        --      9,483
                                                              ------    ------    -------
                                                              $1,479    $5,163    $30,502
                                                              ======    ======    =======

     The rights and privileges of the holders of the Series A, Series B, and Series C preferred shares are as follows:

REDEMPTION

     At any time on or after April 24, 2006, or the earlier occurrence of a triggering event (as defined in the Company's Articles of Association, as amended and restated) holders of 10% or more of the preferred shares may cause the Company to redeem, in whole or in part, the then

                        NOVIRIO PHARMACEUTICALS LIMITED
outstanding preferred shares. The redemption price per ordinary share will be equal to the then current fair market value plus, in the case of the Series C preferred shares, the Series C preference amount, in the case of the Series B preferred shares, the Series B preference amount and in the case of the Series A preferred shares, the Series A preference amount. The redemption amount was equal to $15.69, $12.99 and $11.74 per Series C, Series B, and Series A preferred share, respectively, at December 31, 2001, and $4.25 and $3.00 per Series B and Series A preferred share, respectively, at December 31, 2000.

VOTING

     Each holder of preferred shares is entitled to the number of votes equal to the number of ordinary shares into which the preferred shares are convertible.

DIVIDENDS

     Holders of Series C preferred shares are entitled to receive preferential cumulative dividends in cash at an annual rate of 8% compounded quarterly (the "Series C Cumulative Dividend"), if, when and as declared by the Company's Board of Directors (unless the shares are converted to ordinary shares in an initial public offering of the Company's ordinary shares is effected prior to April 24, 2002, and results in aggregate net proceeds to the Company in an amount equal to or greater than $40 million, a per share public offering price of equal to or greater than $9.90 and a listing of the ordinary shares on the Nasdaq National Market or a nationally recognized exchange). Holders of the Series B preferred shares are entitled to receive preferential cumulative dividends in cash at the per annum rate of 7% per year (the "Series B Cumulative Dividend"), if, when and as declared by the Company's Board of Directors unless the Series B preferred shares are converted in connection with a sale of the Company or an initial public offering of the Company's ordinary shares which satisfies specified requirements.

     In the event the requisite percentage of the preferred holders have not approved a transaction which results in either a sale of the Company or a change in control of a majority of the Company's voting shares, the holders of the Series C preferred shares are entitled to receive a Series C preference amount ($4.95 per share at December 31, 2001), the Series C Cumulative Dividend plus any other declared but unpaid dividends. If, after payment is made to the holders of the Series C preferred shares, assets remain, the holders of Series B preferred shares are entitled to receive a Series B preference amount ($2.25 per share at December 31, 2001), the Series B Cumulative Dividend plus any other declared but unpaid dividends and the holders of the Series A preferred shares are entitled to receive a Series A preference amount ($1.00 per share at December 31, 2001) plus declared but unpaid dividends.

LIQUIDATION PREFERENCE

     In the event of any liquidation, dissolution or winding-up of the affairs of the Company, the holders of outstanding Series C preferred shares are entitled to receive, prior to and in preference to all other holders of preferred and ordinary shares, the Series C preference amount, any accrued but unpaid Series C Cumulative Dividends, plus any and all other declared but unpaid dividends. The holders of the Series B and Series A preferred shares are then entitled to receive the Series B and Series A preference amounts. If assets remain, the holders of the Series B preferred shares will then be entitled to receive all accrued but unpaid cumulative dividends. Holders of the Series B and Series A preferred shares will then be entitled to receive any other accrued but unpaid dividends. Finally, to the extent assets then remain, the holders of

                        NOVIRIO PHARMACEUTICALS LIMITED
preferred shares together with the holders of the ordinary shares will be entitled to receive a ratable portion of the remaining assets.

CONVERSION

     All preferred shares are convertible at the option of the holder into ordinary shares on a one-for-one basis adjustable for certain dilutive events. All outstanding preferred shares will automatically convert into ordinary shares, on a one-for-one basis, as adjusted, upon the closing of a sale of the Company upon minimum terms or an initial public offering, which results in aggregate net proceeds to the Company in an amount equal to or greater than $40 million, a per share public offering price of equal to or greater than $9.90 and listing of the ordinary shares on the Nasdaq National Market or a nationally recognized exchange. If the accrued dividend payable to holders of the Series C preferred shares has not been declared and paid in cash, the accrued dividend payable will be included in an adjustment of the conversion ratio.

8. WARRANTS

     The Company issued warrants in 2001 to purchase 5,333,332 ordinary shares, with an exercise price of $0.01 per share, in connection with the issuance and sale of the Series C preferred shares. The warrants will become exercisable at the earlier of April 24, 2004 or the expiration of any lock-up period to which holders of the Company's ordinary shares become subject in connection with an initial public offering of ordinary shares. If the Company's initial public offer results in net proceeds of at least $40,000,000 and a per share offering price of at least $9.90 per share, on the date of consummation of the initial public offering, warrants to purchase 3,555,555 ordinary shares will terminate. If on the 180th day following the Company's initial public offering, the median of the daily per share market price of the Company's ordinary shares during the preceding thirty trading days is equal to or greater than $9.90, then all warrants then outstanding will terminate and on the date of termination of the lock-up period, warrants to purchase 1,777,777 ordinary shares will expire.

     The Company determined the fair value of the warrants using the Black-Scholes option pricing model, adjusted for the possible reduction in the number of warrants pursuant to the terms of the warrant agreement, with the following assumptions: lives ranging from 6 to 13 years; a weighted average risk-free rate of 4.8% to 5.2%; expected dividend yield of zero; volatility of 94% and a deemed fair value of $4.00 per ordinary share. The fair value of the warrants was determined to be approximately $10,500,000. The gross proceeds of the sale of the Series C preferred shares, which totaled $44,000,000, was allocated between the Series C preferred shares and the warrants based on their relative fair values. The amount allocated to the warrants was approximately $8,477,000 and was recorded in equity as additional paid-in capital and as a discount on the related Series C preferred shares. The discount is being accreted to the Series C preferred shares on straight-line basis through the first redemption date of April 2006.

9. ORDINARY SHARES

     Each ordinary share entitles the holder to one vote on all matters submitted to a vote of the Company's shareholders. Holders of ordinary shares are entitled to receive dividends, if any, as may be declared by the Board of Directors, subject to the preferential dividend rights of the holders of the Company's outstanding preferred shares.

                        NOVIRIO PHARMACEUTICALS LIMITED

10. STOCKHOLDER AGREEMENTS

     In 1998, the Company entered into restricted shares agreements with substantially all the holders of the issued and outstanding ordinary shares. The agreements provide either that in the event the holder is no longer employed by or providing consulting services to the Company or the holder has breached the terms of the employment agreement or the respective restricted share agreement, the holder will forfeit the unvested shares. In addition, in the case of the founders, certain shares vested in prior periods are subject to forfeiture if the consulting agreement between the Company and the respective founder is terminated prior to such agreement's scheduled expiration date. Shares subject to restriction are held by employees of the Company and nonemployee consultants. In 2000 and 2001, certain of these consultants were hired as employees of the Company. Shares generally vest over a four-year period beginning with either the date of purchase, or the first anniversary of the date of the agreements relating to the restricted share arrangements. At December 31, 2001, the aggregate number of restricted ordinary shares subject to vesting or forfeiture was 1,470,500.

     Compensation expense of $1,205,000, $1,877,000 and $7,297,000 was recognized for the years ended December 31, 1999, 2000 and 2001, respectively, relating to the restricted shares. Shares remaining unvested or subject to forfeiture for nonemployees are subject to a mark-to-market adjustment during each reporting period prior to vesting in full. Shares owned by consultants who became employees during each reporting period are no longer subject to the mark-to-market adjustment and will be expensed over the remaining vesting period based upon the fair value of the shares at the date of employment. Since the fair market value of the ordinary shares issued to nonemployees is subject to change in the future, the compensation expense recognized in 2001 and prior years may not be indicative of future compensation charges.

     As of December 31, 2001, substantially all the holders of the Company's outstanding shares are party to a shareholders' agreement which restricts substantially all sales or transfers of the ordinary shares held by all holders other than purchasers of preferred shares. The Company and the purchasers of the preferred shares have a right of first refusal with respect to the purchase of the Company's securities which any other holder seeks to transfer. In addition to the right of first refusal, purchasers of the preferred shares have a right of co-sale pursuant to which a preferred shareholder may request to participate in any sale or transfer of Company's securities which any other holder seeks to effect.

11. EQUITY INCENTIVE PLAN

     In May 1998, the Company adopted the 1998 Equity Incentive Plan, as amended (the "1998 Plan"), which provides for the grant of incentive share options, nonqualified share options, share awards and share appreciation rights. The Company initially reserved 1,468,966 ordinary shares for issuance pursuant to the 1998 Plan. In June 2000, the Company amended the 1998 Plan and reserved an additional 300,000 ordinary shares for issuance under the 1998 Plan. In September 2001 and March 2002, the Company reserved an additional 800,000 shares and 2,500,000 shares, respectively, for issuance under the 1998 Plan. The 1998 Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee determines the type and term of each award, the award exercise or purchase price, if applicable, the number of shares underlying each award granted and the rate at which each award becomes vested or exercisable. Incentive share options may be granted only to employees of the Company at an exercise price per share of not less than the fair market value per ordinary share as determined by the Board of Directors on the date of grant (not less than 110% of fair market

                        NOVIRIO PHARMACEUTICALS LIMITED
value in the case of holders of more than 10% of the Company's voting shares) and with a term not to exceed ten years from date of grant (five years for incentive share options granted to holders of more than 10% of the Company's voting shares). Nonqualified share options may be granted to any officer, employee, director, consultant or advisor at a per share exercise price in such amount as the Compensation Committee may determine.

     The Compensation Committee may also grant restricted share and other share-based awards on such terms and conditions as it may determine subject to the Company's right to repurchase the underlying shares if the award terms and conditions are not satisfied.

     The following table summarizes option activity under the 1998 Plan as of December 31, 1999, 2000 and 2001 and changes during the years then ended:

                                                            NUMBER OF
                                                             OPTIONS                      WEIGHTED
                                                          AVAILABLE FOR     NUMBER OF     AVERAGE
                                                             FUTURE          OPTIONS      EXERCISE
                                                              GRANT        OUTSTANDING     PRICE
                                                          -------------    -----------    --------
Outstanding, December 31, 1998..........................     793,966          675,000      $ 0.10
Granted.................................................                      845,000        0.17
Exercised...............................................                       (4,000)      0.001
Canceled................................................                     (659,000)       0.10
                                                                            ---------
Outstanding, December 1999..............................     607,966          857,000        0.16
Granted.................................................                      573,500        1.37
Exercised...............................................                      (21,500)       0.14
Canceled................................................                      (25,500)       0.12
                                                                            ---------
Outstanding, December 2000..............................     299,966        1,383,500        0.64
Granted.................................................                      915,000        2.63
Exercised...............................................                     (165,187)       0.14
Canceled................................................                      (41,375)       1.48
                                                                            ---------
Outstanding, December 2001..............................     286,341        2,091,938      $ 1.58
                                                            ========        =========      ======
Exercisable, December 31, 1999..........................                      185,528      $ 0.10
                                                                            =========      ======
Exercisable, December 31, 2000..........................                      405,146      $ 0.25
                                                                            =========      ======
Exercisable, December 31, 2001..........................                      650,896      $ 0.82
                                                                            =========      ======

     The weighted average fair value of options granted at fair value during the year ended December 31, 1999 and 2000 was $0.04 and $0.33, respectively. The weighted average fair value of options granted at less than fair value was $1.05 for the year ended December 31, 2001.

                        NOVIRIO PHARMACEUTICALS LIMITED

     The following table summarizes information about stock options outstanding and exercisable at December 31, 2001.

                                    OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                        -------------------------------------------    -----------------------
                                          WEIGHTED-
                                           AVERAGE         WEIGHTED                   WEIGHTED
                                          REMAINING        AVERAGE                    AVERAGE
       EXERCISE           NUMBER       CONTRACTUAL LIFE    EXERCISE      NUMBER       EXERCISE
        PRICE           OUTSTANDING       (IN YEARS)        PRICE      EXERCISABLE     PRICE
       --------         -----------    ----------------    --------    -----------    --------
        $0.10              513,000           7.20           $0.10        350,250       $0.10
         0.50              140,813           7.84            0.50         63,813        0.50
         1.00              328,500           8.69            1.00         86,250        1.00
         2.00              530,625           9.03            2.00         68,000        2.00
         3.00              579,000           9.77            3.00         82,583        3.00
                         ---------                                       -------
     $0.10-$3.00         2,091,938           8.65           $1.58        650,896       $0.82
                         =========                                       =======

     During the year ended December 31, 2001, in connection with the grant of stock options to employees, the Company recorded deferred stock compensation of approximately $2,910,000, representing the difference between the exercise price and the subsequently determined fair market value of the Company's ordinary shares on the date the stock options were granted. In 2001, the Company issued 915,000 stock options with an exercise price below the subsequently determined fair market value. During the year ended December 31, 2001, the Company recorded amortization of deferred stock compensation of $508,000, and $2,402,000 remains unamortized at December 31, 2001.

     If compensation expense for the Company's stock-based compensation plan had been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, the Company's net loss and net loss per share for the years ended December 31, 1999, 2000 and 2001 would approximate the pro forma amounts below:

                                                                  YEARS ENDED DECEMBER 31,
                                                            -------------------------------------
                                                              1999          2000          2001
                                                            ---------    ----------    ----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net loss attributable to ordinary
  shareholders.............................  As reported     $(8,467)     $(15,070)     $(57,837)
                                               Pro forma     $(8,471)     $(15,090)     $(57,837)
Basic and diluted net loss per ordinary
  share....................................  As reported     $ (4.15)     $  (4.46)     $ (12.02)
                                               Pro forma     $ (4.15)     $  (4.47)     $ (12.02)

     The fair value of each option grant was estimated on the date of grant using the minimum value method with the following weighted average assumptions:

                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                               1999      2000      2001
                                                              ------    ------    ------
Expected dividend yield.....................................   None      None      None
Risk-free interest rate.....................................   5.26%     5.77%     4.26%
Expected option term (in years).............................      5         5         5

     During 1999, the Company recorded compensation expense totaling approximately $5,000 relating to options to purchase 20,000 ordinary shares awarded pursuant to the 1998 Plan to

                        NOVIRIO PHARMACEUTICALS LIMITED
certain nonemployee consultants. Compensation expense was recorded based on the fair value of the underlying common stock utilizing the Black-Scholes valuation method. In 2000, the Company issued 60,000 restricted ordinary shares under the 1998 Plan to a nonemployee consultant for services to be performed in the future.

12. COMMITMENTS AND CONTINGENCIES

     The Company leases its facilities and certain equipment under noncancelable operating and capital leases. The Company's leases have terms through the year 2009. Total rent expense under these operating leases was approximately $403,000, $442,000 and $675,000 for the years ended December 31, 1999, 2000 and
2001, respectively.

     Future minimum lease payments under noncancelable leases at December 31, 2001 are as follows:

YEAR ENDING                                                   OPERATING    CAPITAL
DECEMBER 31                                                    LEASES      LEASES
-----------                                                   ---------    -------
                                                                 (IN THOUSANDS)
2002........................................................   $  845        $24
2003........................................................      901         16
2004........................................................      384          1
2005........................................................      189         --
2006 and thereafter.........................................      116         --
                                                               ------        ---
Total minimum lease payments................................   $2,435         41
                                                               ======
Less amount representing interest...........................                  (4)
                                                                             ---
Present value of minimum lease payments.....................                 $37
                                                                             ===

     In addition, the Company has entered into an employment contract with a founder of the Company that provides for salary in the minimum annual amount of $270,000, increasing to $360,000 effective as of July 2002, during the term of the agreement. The initial term of the agreement, which automatically renews every two years, expires in November 2002. Under this agreement, the Company has also agreed to loan to this executive officer upon completion of this offering on an interest free basis $2,000,000 to enable the executive officer to purchase a home in the Cambridge, Massachusetts.

     Each of the Company's other founders and other persons holding the equivalent of 1,210,000 aggregate restricted shares have been retained by the Company as consultants. The Company's aggregate remaining cash commitment pursuant to such consulting agreements amounted to $362,000 and $82,000 at December 31, 2000 and 2001, respectively.

                        NOVIRIO PHARMACEUTICALS LIMITED

13. INCOME TAXES

     The components of income (loss) before income taxes and of income tax expense for the years ending December 31, 2000 and 2001 are as follows:

                                                                2000        2001
                                                                ----        ----
                                                                 (IN THOUSANDS)
Income (loss) before income taxes
  U.S. .....................................................  $    495    $    413
  Foreign...................................................   (10,008)    (27,380)
                                                              --------    --------
                                                                (9,513)    (26,967)
                                                              ========    ========
Income tax expense
  Current
     Federal -- U.S. .......................................       184         122
     State -- U.S. .........................................        57          38
     Foreign................................................        92         187
                                                              --------    --------
                                                                   333         347
Deferred
  Federal -- U.S. ..........................................       (12)         21
  State -- U.S. ............................................        (3)          7
  Foreign...................................................        76          (7)
                                                              --------    --------
                                                                    61          21
                                                              --------    --------
          Total income tax expense..........................  $    394    $    368
                                                              ========    ========

     The Company's income tax expense consists of tax expense incurred by their U.S., French and Netherlands subsidiaries. The U.S. and French subsidiaries performed services for Novirio Pharmaceuticals Limited and were reimbursed for these costs, plus a profit margin. Under current laws of the Cayman Islands, there are no income or other Cayman Island taxes payable by the Company or the Company's shareholders and there are no loss carryforwards available to offset future taxes.

     The components of the Company's net deferred taxes were as follows at December 31:

                                                              2000      2001
                                                              ----      ----
                                                              (IN THOUSANDS)
Depreciation................................................   $25       $5
                                                               ---       --
Deferred tax asset..........................................   $25       $5
                                                               ===       ==

     The Company's effective income tax rate differs from the statutory federal income tax rate as follows:

                                                              2000    2001
                                                              ----    ----
Federal tax benefit rate....................................   (34)%   (34)%
Foreign rate differentials..................................    36      35
                                                              ----    ----
Effective income tax benefit rate...........................     2%      1%
                                                              ====    ====

                        NOVIRIO PHARMACEUTICALS LIMITED

14. 401(K) SAVINGS PLAN

     Through its U.S. subsidiary, the Company maintains a retirement savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan allows participants to defer a portion of their annual compensation on a pre-tax basis and covers substantially all employees of the Company who meet minimum age and service requirements. Contributions to the 401(k) Plan may be made by the Company at the discretion of the Board of Directors. The Company has not made any contributions to the 401(k) Plan through December 31, 2001.

15. RELATED PARTY TRANSACTIONS

     One of the Company's founders is a member of the Board of Directors of Pharmasset, Ltd. ("Pharmasset"), an entity with which the Company has entered into a license agreement. Both the Company and such person are holders of equity interests in Pharmasset (Note 17).

     Two of the Company's founders are holders of equity interests in TherapX Pharmaceuticals, L.L.C. ("TherapX"), an entity with which the Company has entered into a license agreement (Note 17).

16. SEGMENT REPORTING

     The Company operates in a single segment and has no organizational structure dictated by product lines, geography or customer type.

     The following table presents total long-lived assets by geographic area as of December 31, 2000 and 2001:

                                                                LONG-LIVED
                                                                  ASSETS
                                                              --------------
                                                              2000     2001
                                                              ----     ----
                                                              (IN THOUSANDS)
United States...............................................  $381    $  900
France......................................................   319       572
                                                              ----    ------
                                                              $700    $1,472
                                                              ====    ======

17. LICENSING AGREEMENTS

PHARMASSET, LTD.

     In June 1998, the Company acquired from Pharmasset a license to compounds with antiviral activity. Pursuant to this agreement, the Company made a nonrefundable $500,000 licensing fee payment and a $1,000,000 equity investment in Pharmasset. The license fee payment was included in research and development expense in 1998 as it related to technology that had not reached technological feasibility. The restricted investment is being accounted for using the cost method. During 2000, Pharmasset repurchased 500,000 shares for $1,845,000 resulting in the Company realizing a gain of $1,345,000, which has been recorded in the consolidated statement of operations. The agreement terminates effective as of April 22, 2002.

THERAPX PHARMACEUTICALS, L.L.C.

     In June 1998, the Company acquired from TherapX Pharmaceuticals, L.L.C. ("TherapX") a license to certain technology relating to antiviral therapies. The Company paid to each of

                        NOVIRIO PHARMACEUTICALS LIMITED

TherapX and a founder of the Company in his capacity as an inventor of the technology nonrefundable license fees in the amount of $50,000, which was charged to research and development expense.

     Under the terms of the agreement, if certain milestones are met, the Company is required to make additional cash payments aggregating $1,300,000. If commercialization is achieved, the Company will be required to pay royalties on the net sales of the licensed products. Through December 31, 2001, no additional payments were made or milestones earned under this license agreement.

18. COLLABORATIVE AGREEMENTS AND CONTRACTS

LE CENTRE NATIONAL DE LA RECHERCHE SCIENTIFIQUE AND L'UNIVERSITE MONTPELLIER II

     Effective January 1, 1999, the Company entered into a Cooperative Agreement with Le Centre National de la Recherche Scientifique and L'Universite Montpellier II pursuant to which the Company acquired a license to certain antiviral technology. The Company is required to make royalty payments to the L'Universite Montpellier II upon commercialization of any products resulting from the licensed technology. The Company is also required to provide personnel and required to make payments to the L'Universite Montpellier for supplies and improvement and use of the facilities. The aggregate remaining amount of such payments is approximately $48,000 at December 31, 2001 during the initial term of the agreement that expires in January 2003. During the years ended December 31, 1999, 2000 and 2001, the Company incurred expenses in the approximate amount of $80,000, $122,000 and $174,000, respectively, in connection with this agreement.

UNIVERSITA DI CAGLIARI

     On January 4, 1999, the Company entered into a Cooperative Antiviral Research Activity Agreement with the Dipartimento di Biologia Sperimentale "Bernardo Loddo" dell'Universita di Cagliari pursuant to which the Company acquired an exclusive license to certain antiviral technology. The Company is required to make royalty payments to Universita di Cagliari upon commercialization of any products resulting from the licensed technology. The Company is also required to provide personnel and to make payments to the Universita di Cagliari for services rendered by the Universita di Cagliari and for use of its facility. The aggregate remaining amount of such payments is approximately $90,000 at December 31, 2001 during the initial term of the agreement that expires in January 2003. During the years ended December 31, 1999, 2000 and 2001, the Company incurred expenses in the approximate amount of $94,000, $173,000 and $135,000, respectively, in connection with this agreement.

SUMITOMO PHARMACEUTICALS CO., LTD.

     During 2001, the Company entered into collaborative agreements with Sumitomo Pharmaceuticals Co., Ltd. ("Sumitomo"), in connection with the development and commercialization in the territories of Japan, The People's Republic of China ("China"), The Republic of China ("Taiwan") and the Republic of Korea ("South Korea") of telbivudine, a drug candidate intended for the treatment of hepatitis B infection. In connection with this arrangement, the Company and Sumitomo agreed to share expenses of development of telbivudine. In exchange for the grant of rights to commercialize telbivudine, if successfully developed, in Japan, China, Taiwan and South Korea, Sumitomo will pay the Company royalties on sales of telbivudine in such countries as well additional amounts aggregating up to $46,000,000 related to upfront license fees and achievement of certain developmental, regulatory and commercial milestones.

                        NOVIRIO PHARMACEUTICALS LIMITED

During the year ended December 31, 2001, the Company received aggregate payments in the amount of approximately $4,000,000 in connection with license fees and reimbursement of expenses. During the year ended December 31, 2001, the Company recognized $1,299,000 of revenue under this agreement and as of December 31, 2001, deferred revenue was $5,884,000. The Company has incurred $8,130,000 of research and development costs through December 31, 2001 in connection with the development of telbivudine.

             ------------------------------------------------------
             ------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or to buy only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS

                                         Page
                                         ----
Prospectus Summary.....................    1
The Offering...........................    5
Summary Consolidated Financial Data....    6
Risk Factors...........................    7
Forward-Looking Information............   23
Use of Proceeds........................   24
Dividend Policy........................   24
Capitalization.........................   25
Dilution...............................   26
Selected Consolidated Financial Data...   28
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations............   30
Business...............................   37
Management.............................   60
Certain Relationships and
  Related Party Transactions...........   72
Principal Stockholders.................   78
Description of Capital Stock...........   80
Shares Eligible for Future Sale........   83
Taxation...............................   86
Underwriting...........................   90
Legal Matters..........................   92
Experts................................   92
Where You Can Find More Information....   92
Index to Financial Statements..........  F-1

                             ----------------------
     Through and including                (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------

                                     Shares
                         NOVIRIO PHARMACEUTICALS, INC.
                                  Common Stock
                             ----------------------

                                 [Novirio Logo]

                             ----------------------
                              GOLDMAN, SACHS & CO.
                         BANC OF AMERICA SECURITIES LLC
                                    JPMORGAN
                           U.S. BANCORP PIPER JAFFRAY
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of our common stock being registered. All amounts are estimates, other than the SEC registration fee and the NASD fee.

SEC registration fee........................................    $10,580
National Association of Securities Dealers Inc. fee.........     12,000
Nasdaq Stock Market listing fee.............................       *
Accountants' fees and expenses..............................       *
Legal fees and expenses.....................................       *
Blue Sky fees and expenses..................................       *
Transfer Agent's fees and expenses..........................       *
Printing and engraving expenses.............................       *
Miscellaneous...............................................       *
                                                                -------
     Total expenses.........................................    $  *
                                                                =======

---------------
* To be filed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually or reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnify for such expenses despite such adjudication of liability.

     Our certificate of incorporation states that our directors will not have personal liability for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

     Our bylaws provide that we shall indemnify our directors, officers, employees and agents (and those serving at our request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan) against expenses (including attorney's fees), judgments, settlements, penalties and fines in any action, suit or proceeding arising out of his or her status as a director, officer, employee or agent or activities in any of those capacities. We shall pay expenses incurred by a director, officer, employee or agent in defending an action, suit or proceeding, or appearing as a witness at a time when he or she has not been named as a defendant or a respondent, in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay the amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us.

     We also carry liability insurance covering each of our directors and officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Set forth below is information regarding common stock and preferred stock sold, and options and warrants granted, by us within the past three years. Except as described below, there have been no securities sold by us within the last three years that were not registered under the Securities Act.

  (A) ISSUANCE OF SECURITIES

      1. On October 2, 1999, we sold 25,000 shares of our common stock to one person at a per share purchase price of $0.001.

      2. On December 8, 2000, we sold an aggregate of 38,000 shares of our common stock at a per share purchase price of $0.001 to six persons.

      3. On December 15, 2000, we sold 60,000 shares of our common stock at a per share purchase price of $0.001 to a former member of our board of directors.

      4. On March 16, 2001, we sold an aggregate of 10,000 shares of our common stock at a per share purchase price of $0.001 to three persons.

      5. On March 16, 2001, we sold 30,000 shares of our common stock at a per share purchase price of $0.001 to a former member of our board of directors.

      6. On August 6, 1999, we issued and sold 5,555,556 shares of our series B convertible preferred stock to new and existing investors for an aggregate purchase price of $12,500,000.

      7. On April 24, 2001, we issued and sold 7,676,769 shares of our series C convertible preferred stock and warrants to purchase an aggregate of 4,606,060 shares of common stock for an aggregate purchase price of $38,000,000.

      8. On June 28, 2001, we issued and sold 1,212,121 shares of our series C convertible preferred stock and warrants to purchase an aggregate of 727,272 shares of common stock for an aggregate purchase price of $6,000,000.

  (B) GRANTS OF STOCK OPTIONS

      1. Since inception, we have issued options to purchase common stock to employees, consultants and others to purchase an aggregate of 3,609,500 shares of common stock. As of March 31, 2002, options to purchase 612,187 shares of common stock have been exercised, options to purchase 725,875 shares of common stock have been cancelled and options to purchase 2,271,438 shares of common stock remain outstanding at a weighted average exercise price of $1.79 per share.

     No underwriters were involved in the foregoing sales of securities. The securities described in paragraph (a) of this Item 15 were issued to a combination of foreign and United States investors in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering or the rules and regulations of Rule 506 of Regulation D promulgated pursuant to the Securities Act, to the extent an exemption from such registration was required. All purchasers of shares of our convertible preferred stock described in paragraph (a) of this Item 15 represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.

     The issuance of stock options and the common stock issuable upon the exercise of such options as described in paragraph (b) of this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated thereunder, as well as Section 4(2) of the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

     All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of common stock described in this Item 15 included appropriate legends setting forth that the securities had not been registered and the applicable restrictions on transfer.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) EXHIBITS.

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   1.1*       Form of Underwriting Agreement.
   3.1        Memorandum and Articles of Association.
   3.2*       Certificate of Domestication.
   3.3*       Certificate of Incorporation.
   3.4*       By-laws.
   3.5*       Amended and Restated Certificate of Incorporation to be
              effective immediately prior to the closing of the offering.
   3.6*       Amended and Restated By-laws to be effective immediately
              prior to the closing of the offering.
   4.1*       Specimen certificate evidencing the common stock.
   5.1*       Opinion of Hale and Dorr LLP, as to the legality of the
              common stock.
  10.1*       1998 Equity Incentive Plan.
  10.2        Reserved.
  10.3*       Employment Arrangement, by and between the registrant and
              Jean-Pierre Sommadossi.
  10.4        Stock Restriction Agreement, dated as of June 1998, by and between the registrant and Jean-Pierre Sommadossi.
  10.5        Amended and Restated Employment Letter, dated as of March
              18, 2002, by and between the registrant and John Dunphy.
  10.6        Consulting Agreement, dated as of April 24, 2000, by and
              between the registrant and James Egan.
  10.7        Consulting Agreement, dated as of June 12, 1998, by and
              between the registrant and Raymond Schinazi.
  10.8        Stock Restriction Agreement, dated as of June 1998, by and between the registrant and Raymond Schinazi.
  10.9        Consulting Agreement, dated as of December 15, 2000, by and between the registrant and Paul Brooke.
  10.9.1      Stock Restriction Agreement, dated as of December 15, 2000, by and between the registrant and Paul Brooke.
  10.10       Letter Agreement dated as of March 31, 2002 between the
              registrant and Paul Brooke.
  10.11       Second Amended and Restated Stockholders' Agreement, dated as of April 24, 2001, by and among the registrant and the
              stockholders named therein, as amended as of April 11, 2002.
  10.12+      Development Agreement, dated as of June 29, 2001, by and
              between Novirio B.V. and Sumitomo Pharmaceuticals Co., Ltd.
  10.13+      Commercialization Agreement, dated as of September 14, 2001, by and between Novirio B.V. and Sumitomo Pharmaceuticals
              Co., Ltd.
  10.14*      Cooperation Agreement, dated as of January 1, 1999, as
              amended by and between Novirio SARL and Le Centre National de la Recherche Scientifique ("CNRS") and the University of
              Montpellier. (English Translation)
  10.15*      First Amendment Agreement, dated as of February 2001, by and between Novirio B.V., CNRS and the University of
              Montpellier. (English Translation)
  10.15.1*    Second Amendment to Cooperative Agreement dated as of April
              11, 2002 by and among Novirio SARL, CNRS and the University of Montpellier. (English Translation)
  10.16+      License Agreement, dated as of June 20, 1998, by and between the registrant and TherapX Pharmaceuticals, L.L.C. and
              Raymond Schinazi.

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
  10.17*      Cooperative Antiviral Research Activity Agreement, dated
              January 4, 1999, by and between Novirio SARL and the
              University of Cagliari.
  10.17.1*    License Agreement, dated as of December 14, 2000, between
              the registrant and the University of Cagliari.
  10.17.2*    Letter Agreement dated April 10, 2002 between Novirio SARL and the University of Cagliari.
  10.18       Lease Agreement dated October 15, 1998 between CambridgePark
              One Limited Partnership and Novirio Pharmaceuticals, Inc.
  10.19       First Amendment to Lease dated as of September 1, 2001
              between BRE/CambridgePark Office I L.L.C., and Novirio
              Pharmaceuticals, Inc.
  21.1        List of Subsidiaries.
  23.1        Consent of PricewaterhouseCoopers LLP.
  23.2*       Consent of Hale and Dorr LLP (included in Exhibit 5.1).
  24.1        Powers of Attorney (see page II-6).

---------------
* To be filed by amendment.

+ Confidential treatment requested as to certain portions.

  (B) FINANCIAL STATEMENT SCHEDULES

     None.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Massachusetts on this 12th day of April, 2002.

                                          NOVIRIO PHARMACEUTICALS LIMITED

                                          By:  /s/ JEAN-PIERRE SOMMADOSSI
                                            ------------------------------------
                                              Jean-Pierre Sommadossi, Ph.D.
                                              Chairman and Chief Executive
                                              Officer

                        SIGNATURES AND POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jean-Pierre Sommadossi and Andrea
J. Corcoran, and each of them, his/her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him/her and in his/her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and additions to this Registration Statement on Form S-1, and any subsequent registration statements pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his/her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----

/s/ JEAN-PIERRE SOMMADOSSI                           Chairman of the Board and Chief      April 12, 2002
------------------------------------------------     Executive Officer (Principal
Jean-Pierre Sommadossi, Ph.D.                        Executive Officer)


/s/ JOHN P. DUNPHY                                   Chief Financial Officer (Principal   April 12, 2002
------------------------------------------------     Financial and Accounting Officer)
John P. Dunphy


/s/ ANSBERT GADICKE                                  Director                             April 12, 2002
------------------------------------------------
Ansbert Gadicke, M.D.

                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----

/s/ ANDREA J. CORCORAN                               Director                             April 12, 2002
------------------------------------------------
Andrea J. Corcoran


/s/ ALEXANDRA GOLL                                   Director                             April 12, 2002
------------------------------------------------
Alexandra Goll, Ph.D.


/s/ WAYNE T. HOCKMEYER                               Director                             April 12, 2002
------------------------------------------------
Wayne T. Hockmeyer, Ph.D.


/s/ THOMAS R. HODGSON                                Director                             April 12, 2002
------------------------------------------------
Thomas R. Hodgson


/s/ MICHAEL SCHMERTZLER                              Director                             April 12, 2002
------------------------------------------------
Michael Schmertzler

NOVIRIO PHARMACEUTICALS, INC.

 By:          /s/ ANDREA J. CORCORAN              Authorized Representative        April 12, 2002
        -----------------------------------------        in the United States
                Andrea J. Corcoran
        Title: Senior Vice President Legal
                and Administration

                                 EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    1.1*      Form of Underwriting Agreement.
    3.1       Memorandum and Articles of Association.
    3.2*      Certificate of Domestication.
    3.3*      Certificate of Incorporation.
    3.4*      By-laws.
    3.5*      Amended and Restated Certificate of Incorporation to be
              effective immediately prior to the closing of the offering.
    3.6*      Amended and Restated By-laws to be effective immediately
              prior to the closing of the offering.
    4.1*      Specimen certificate evidencing the common stock.
    5.1*      Opinion of Hale and Dorr LLP, as to the legality of the
              common stock.
   10.1*      1998 Equity Incentive Plan.
   10.2       Reserved.
   10.3*      Employment Arrangement, by and between the registrant and
              Jean-Pierre Sommadossi.
   10.4       Stock Restriction Agreement, dated as of June 1998, by and between the registrant and Jean-Pierre Sommadossi.
   10.5       Amended and Restated Employment Letter, dated as of March
              18, 2002, by and between the registrant and John Dunphy.
   10.6       Consulting Agreement, dated as of April 24, 2000, by and
              between the registrant and James Egan.
   10.7       Consulting Agreement, dated as of June 12, 1998, by and
              between the registrant and Raymond Schinazi.
   10.8       Stock Restriction Agreement, dated as of June 1998, by and between the registrant and Raymond Schinazi.
   10.9       Consulting Agreement, dated as of December 15, 2000, by and between the registrant and Paul Brooke.
   10.9.1     Stock Restriction Agreement, dated as of December 15, 2000, by and between the registrant and Paul Brooke.
   10.10      Letter Agreement, dated as of March 31, 2002, between the
              registrant and Paul Brooke.
   10.11      Second Amended and Restated Stockholders' Agreement, dated as of April 24, 2001, by and among the registrant and the
              stockholders named therein, as amended as of April 11, 2002.
   10.12+     Development Agreement, dated as of June 29, 2001, by and
              between Novirio B.V. and Sumitomo Pharmaceuticals Co., Ltd.
   10.13+     Commercialization Agreement, dated as of September 14, 2001, by and between Novirio B.V. and Sumitomo Pharmaceuticals
              Co., Ltd.
   10.14*     Cooperation Agreement, dated as of January 1, 1999, as
              amended by and between Novirio SARL and Le Centre National de la Recherche Scientifique, or CNRS, and the University of
              Montpellier II. (English Translation)
   10.15*     First Amendment Agreement, dated as of February 2001, by and between Novirio B.V., CNRS and the University of
              Montpellier. (English Translation)

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
   10.15.1*   Second Amendment to Cooperative Agreement, dated as of April
              11, 2002, by and among Novirio SARL, CNRS and the University of Montpellier. (English Translation)
   10.16+     License Agreement, dated as of June 20, 1998, by and between the registrant and TherapX Pharmaceuticals, L.L.C. and
              Raymond Schinazi.
   10.17*     Cooperative Antiviral Research Activity Agreement, dated
              January 4, 1999, by and between Novirio SARL and the
              University of Cagliari.
   10.17.1*   License Agreement, dated as of December 14, 2000, between
              the registrant and the University of Cagliari.
   10.17.2*   Letter Agreement, dated April 10, 2002, between Novirio SARL and the University of Cagliari.
   10.18      Lease Agreement, dated October 15, 1998, between
              CambridgePark One Limited Partnership and Novirio
              Pharmaceuticals, Inc.
   10.19      First Amendment to Lease, dated as of September 1, 2001,
              between BRE/CambridgePark Office I L.L.C., and Novirio
              Pharmaceuticals, Inc.
   21.1       List of Subsidiaries.
   23.1       Consent of PricewaterhouseCoopers LLP.
   23.2*      Consent of Hale and Dorr LLP (included in Exhibit 5.1).
   24.1       Powers of Attorney (see page II-6).

---------------
* To be filed by amendment.

+ Confidential treatment requested as to certain portions.